Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period ending December 31, 2006
CONVERIUM HOLDING AG
(Translation of registrant’s name into English)
Dammstrasse 19
CH-6301 Zug
Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not Applicable

annual report 06

Shareholders’ Meeting
The Annual General Meeting 2007 is to be held at 10:30 a.m. local time on Thursday, May 10, 2007 at the Kongresshaus in Zurich, Switzerland.
Share data

Shares registered as at December 31, 2006	146,689,462
SWX Swiss Exchange (CHF)

Share price as at December 31, 2006	16.35
Year High	16.70
Year Low	11.95
Average price in 2006	14.88
Average daily trading volume	822,189
Market capitalization as at December 31, 2006	2,398,372,704
Book value per share as at December 31, 2006	15.39
New York Stock Exchange (USD)

ADS price as at December 31, 2006	6.61
Year High	6.77
Year Low	4.78
Average price in 2006	5.97
Average daily trading volume in 2006	80,526
First listed December 11, 2001 on the SWX Swiss Exchange and on the New York Stock Exchange.
Financial calendar

May 8, 2007	First quarter results
May 10, 2007	Annual General Meeting
August 9, 2007	Half-year results
October 30, 2007	Third quarter results
Converium publishes quarterly, half-year and annual reports. Shareholders and others can gain access to reporting and other information about Converium at www.converium.com, or by contacting:
Marco Circelli, Head of Investor Relations
Converium Ltd, General Guisan-Quai 26
P.O. Box, 8022 Zurich, Switzerland
Phone      +41 44 639 91 31
E-mail      marco.circelli@converium.com
Beat Werder, Head of Public Relations
Converium Ltd, General Guisan-Quai 26
P.O. Box, 8022 Zurich, Switzerland
Phone       +41 44 639 90 22
E-mail       beat.werder@converium.com
Share price performance 2006

Converium	12.8%
Dow Jones STOXX Insurance (Europe)	17.2%
Swiss Market Index (SMI)	15.4%

Share price performance since rights issue 13 Oct 2004

Converium	105.7%
Dow Jones STOXX Insurance (Europe)	64.0%
Swiss Market Index (SMI)	63.8%

Share price performance since IPO 15 Dec 2001

Converium	-59.6%
Dow Jones STOXX Insurance (Europe)	-8.0%
Swiss Market Index (SMI)	42.1%

Note: rebased to 100, excluding currency adjustments

Business profile
By line of business
Total USD 1,852.0 million (net premiums written)
By region of premium origin
Total USD 1,980.9 million (gross premiums written)
By business segment
Total USD 1,852.0 million (net premiums written)
By distribution channel
Total USD 1,980.9 million (gross premiums written)
Please note all percentage figures rounded.

Financial highlights

(USD million)	2006		2005	2004

Gross premiums written	1,980.9		1,955.0	3,492.2
Net premiums written	1,852.0		1,783.1	3,255.9
Net premiums earned	1,811.7		2,254.8	3,098.5
Total investment results	279.3		289.1	258.7
Income from continuing operations before taxes	255.5		50.2	21.0
Income from continuing operations	215.0		34.1	25.6
Basic earnings per share from continuing operations (USD)	1.47		0.23	0.40
Total equity	1,846.0		1,653.4	1,734.8
Total underwriting reserves, net of reinsurance	7,006.8		7,931.1	10,014.2
Total invested assets	5,765.3		6,634.3	7,786.2
Return on equity from continuing operations (beginning of period) (%)	13.0		2.0	1.3
Non-life loss ratio (net premiums earned) (%)	65.1		77.4	77.6
Non-life expense ratio (%)	31.2		29.6	28.1
Non-life combined ratio (%)	96.3		107.0	105.7
Book value per share (USD)	12.63		11.29	11.86
Dividend per share (CHF)	0.20	*	0.10	—

*	In addition to the dividend payment the Board of Directors proposes that CHF 2.50 be remitted to the shareholders by way of a reduction of the ordinary share capital from CHF 733,447,310 to CHF 366,723,655 by reducing the par value of registered shares from CHF 5 to CHF 2.50.
Non-life combined ratio

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Letter from the Chairman and CEO
Dear shareholders,
2006 was a remarkable year for Converium. We successfully completed our turnaround and posted strong financial results. Net income from our continuing operations was USD 215.0 million, a six-fold increase compared with 2005. Under new leadership the Company underwent a major overhaul. New talent joined Converium, enhancing professionalism and sophistication in crucial areas such as finance and risk management. In this respect, we contributed to, and benefited from, Zurich increasingly developing into a global reinsurance hub. We reviewed our business strategy and confirmed the main elements: To position Converium as an international multi-line reinsurer with a clear geographical focus and a special emphasis on global specialty lines. In all our undertakings the restoration of our A-level financial strength rating was a key priority. In early 2007 we finally achieved this major objective. Client support, especially in the year-end renewals, further strengthened on the back of a constant flow of good news, and testifies to the strength of the Converium franchise. All in all, over 2006 the Company laid strong foundations for a sustainable rebound. Now our sights are firmly set on building Converium’s future as a proactive as well as responsive and customer-focused organisation.
Markus Dennler
Inga Beale
Review of 2006
Underlying earnings power significantly improved
The 2006 net income from continuing operations of USD 215.0 million compares with USD 34.1 million in 2005. The total net income of USD 57.1 million reflects the impact of the sale of our North American operations. The non-life combined ratio improved by 10.7 percentage points to 96.3%. The strong performance of the continuing operations demonstrates the quality of our underlying book of business, helped by an unusually benign natural catastrophe year. The impact from prior underwriting years (on the technical result) accounted for a positive contribution of USD 52.1 million. Shareholders’ equity at December 31, 2006 was USD 1,846.0 million, compared with USD 1,653.4 million at the end of 2005. The fact that our equity position continued to strengthen despite the North American transactional impact is testament to our strong financial performance in 2006.
Stable business volume reflective of strong franchise
We are pleased to report Converium’s business volume increased slightly in 2006, weathering the competitive disadvantage of a BBB+ financial strengthfuture rating. We are delighted with this achievement, particularly as Converium did not relax its pricing standards. Strong market demand for Converium as a knowledge-based medium-sized reinsurer was further apparent in the year-end renewals. Our book of business grew by 3% despite the increasingly competitive market environment. A number of clients and brokers have resumed or increased business with Converium even though the upgrade did not materialise before the end of 2006.

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Finality regarding the North American operations achieved
We are very pleased to report the successful sale of our North American operations to Berkshire Hathaway. By drawing a line under Converium’s North American exposure we can now fully concentrate on the way forward. Our clients, shareholders and employees all benefit from the finality we achieved through this transaction. No guarantees as regards prior-year loss reserves have been provided to the buyer. As usual for run-off operations we sold the North American companies at a discount to book value. However, the impact of the transaction on our balance sheet and income statement accounts was in line with analysts’ expectations and the overall response to the transaction was very positive.
Confirmation of medium-term business strategy
In summer 2006 the Board and the management team jointly reviewed our medium-term business strategy. The core elements of our strategy, those of being a multi-line reinsurer, with a clear geographical focus, were confirmed. We also reiterated our particular emphasis on global Specialty Lines and our willingness to make further investments in value-added, knowledge-based client services which distinguish us from our direct peers.
Foundations for improved financial strength rating laid
Reflecting our strong financial results, the resolution of leadership issues at Board and management levels and the much greater certainty regarding our loss reserves, both Standard & Poor’s (S & P) and A.M. Best (from whom we solicit ratings) raised our ratings outlook to positive in 2006 and S&P even assigned a CreditWatch with positive implications after we announced the sale of our North American operations.
Reshuffle of the Board of Directors completed
At the Annual General Meeting in April we completed the rejuvenation of our Board of Directors. Three outstanding personalities, Lennart Blecher, Detlev Bremkamp and Harald Wiedmann were elected to the Board. Their significant expertise in corporate finance, direct insurance and reinsurance, auditing and other areas was instrumental in raising the level of professionalism throughout the organisation.
New members of top management appointed
In 2006 three new members to our Global Executive Committee (GEC) were appointed: Paolo De Martin as Chief Financial Officer, joining us from GE Insurance Solutions, Markus Krall, a former Senior Partner at McKinsey & Co., as Chief Risk Officer and Andreas Zdrenyk, formerly Converium’s Chief Financial Officer ad interim, as Chief Operating Officer. In all these areas significant progress was made, ranging from improved investment returns, and the continuing development of Converium’s Enterprise Risk Management (ERM) framework, to faster-than-expected compliance with the Sarbanes-Oxley requirements.
2007 developments and outlook
Main developments to date
The first quarter saw three major developments: First, we finally were awarded with an A- financial strength rating by Standard & Poor’s, marking the full completion of our turn-around. We are now excited about capturing the opportunities from the upgrade: This includes regaining shares of business we lost in the wake of the downgrade as well as expanding Converium’s scope of business, both in terms of geographical markets and products.
The second major development was a change to our executive team. Effective 1 February, Jakob Eugster joined Converium and the GEC as Executive Vice President for Standard Property & Casualty Reinsurance. In addition, Benjamin Gentsch assumed additional responsibility for our Life & Health Reinsurance activities as he continues to head up the Specialty Lines operations. Frank Schaar and Christoph Ludemann left Converium. We would like to thank them for their contributions to Converium over the years. We believe that the organisational adjustments associated with these personnel changes will accelerate Converium’s development into a truly global company.
Third, the severe winter storm Kyrill affected our first quarter performance, with claims for Converium estimated at around EUR 25 to 35 million. As far as our Company is concerned, Kyrill most severely impacted the property and motor lines of business in Germany and Austria. The UK, France, Belgium, the Netherlands and several other Northern and Central European countries experienced smaller insured losses.
Delivering on our refined business strategy
Our main focus for the future is to lay the foundations for successfully delivering on our medium-term financial target: a sustainable return on equity of at least 14% by 2009. Contrary to previous practice we have for the first time shared with

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our shareholders a medium-term return target. This again demonstrates our commitment to increased transparency.
We believe that the return target is within our grasp. For this purpose, we have developed a three-year strategic map for Converium which encompasses all relevant value drivers in our business: Growing a profitable underwriting book; enhancing capital efficiency; increasing returns on investment; and achieving operational excellence.
Renewing focus on our customers
Customer focus will be a cornerstone of our strategy implementation. After successfully dealing with the various operational challenges of the recent past we are now able and determined to place the customer at the centre of all our endeavours. 2007 will see a number of specific marketing and product development initiatives. We are convinced that Converium’s long-term positioning as a mid-sized multi-line reinsurer will ultimately depend on excellence in client marketing and servicing. We must aim at outperforming larger competitors in terms of responsiveness, flexibility and proactiveness.
Acknowledgements
Our sincere thanks go to Converium’s employees whose dedication and commitment have finally been rewarded with a successful turnaround and ratings upgrade. We are also very grateful to our clients and brokers for their continued support. Their loyalty was paramount to Converium’s return to the A ratings league. And finally, we would like to thank our shareholders for their confidence in Converium’s turnaround and future prospects. Shareholders’ patience was rewarded with a significant appreciation of the Converium share, a development which gained further momentum in 2007.
Sincerely,

Markus Dennler	Inga Beale
Chairman of the Board of Directors	Chief Executive Officer

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Calendar of events

January

Jan 18	Converium announces comprehensive changes to its Board of Directors and proposes three new candidates to be elected at the Annual General Meeting 2006

February

Feb 1	Inga Beale joins Converium as new CEO

Feb 16	Converium reports stable premium volume from the renewal season

Feb 28	Converium publishes restated financial informa - tion for the periods from 1998 through 2004, as well as its third quarter 2005 results

March

March 15	Converium reports net income of USD 68.7 million for the full year 2005

April

April 7	S&P completes its Converium reserve analysis which represents a key factor in the rating process

April 11	Converium holds its Annual General Meeting and elects three new members of the Board of Directors; in the constituent Board meeting Markus Dennler is appointed as new Chairman

April 28	Moody’s changes Converium’s ratings outlook from negative to stable

May

May 9	Converium reports successful April 1 treaty renew- als with stable premium volume

May 17	Converium appoints a new Chief Financial Officer and Chief Operating Officer

May 23	Converium reports net income of USD 61.6 million for the first quarter of 2006 and appoints a new Chief Risk Officer

June

June 15	The Board of Directors approves Converium’s medium-term business strategy proposed by the Global Executive Committee

July

July 1	The new Chief Financial Officer and Chief Risk Officer join Converium

July 3	The new Chief Operating Officer takes office

July 31	S&P assigns a positive financial strength rating outlook to Converium

August

Aug 8	Converium reports net income of USD 124.1 million for the first half year of 2006

Aug 16	Converium secures an uncollateralized USD 250 million letter of credit facility

Aug 29	Inga Beale receives the title “Reinsurance CEO of the year” which is awarded by Reactions, a world- wide reinsurance magazine

September

Sep 8	A.M. Best assigns a positive financial strength rating outlook to Converium

Sep 14	As part of advisory services Converium delivers Economic Scenario Generator data to a client

October

Oct 3	Converium achieves a collateral reduction on its letter of credit facility

Oct 10	Converium obtains regulatory approval in Labuan, Malaysia, to write international “Retakaful” business

Oct 17	Converium agrees to sell its North American operations to Berkshire Hathaway

Oct 17	S&P places Converium on CreditWatch with posi- tive implications

November

Nov 7	Converium reports net income of USD 178.4 million for the nine months ended 2006

December

Dec 11	Converium celebrates its fifth anniversary

Dec 14	Converium closes the sale of its North American operations

Dec 20	Inga Beale is voted as fourth most successful Swiss CEO in 2006 by the Swiss business weekly newspaper Handelszeitung

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Review 2006 and outlook 2007
For the reinsurance industry, 2006 was a benign year. Following severe global catastrophe losses in 2004, with the record again being broken in 2005, insured catastrophe losses during 2006 were minor. The industry was given the opportunity to replenish funds depleted by the two preceding costly catastrophe years. In 2006, only one named storm made US landfall from the North Atlantic, with limited damage caused. Some localized destruction was inflicted by typhoons in East and South East Asia, but with comparatively little insured losses. A lack of natural catastrophes was matched by a lack of man-made disasters, in particular with no major airline losses being recorded during 2006.
The industry demonstrated its resilience into 2006, without any major reinsurance casualties in the wake of the 2005 storms. However, the 2005 events did shift expectations and alter perceptions, particularly in terms of the previously unimaginable devastation caused by Hurricane Katrina. Models were recalibrated in 2006, with upper potential loss limits from hurricanes being reassessed and increased.
The recalibration of models helped ensure that property pricing, particularly in the US, stayed firm. High prices attracted further capital into the industry, following the rash of startups at the end of 2005. Risk taking, however, remained cautious as clearly demonstrated by a crunch in the retrocession market. Reinsurers pulled back from offering each other added coverage. The lack of retrocession provided in turn a boost for other risk vehicles. Already well established, the catastrophe bond market posted a record issuance, expected to have exceeded USD 4 billion throughout 2006.
It was, however, another vehicle of risk transfer, the sidecar, that attracted the most attention. A handful existed prior to the 2005 storms; over the last quarter of 2005 and into 2006 around a dozen sidecars have come into existence. These entities allowed investors to participate in a specific book of ceded business with the sponsor in the form of a quota-share agreement. For reinsurers, sidecars represent an attractive and relatively low cost operation, allowing for risk transfer, capacity expansion and a ceding commission. The limited period of risk attaching to this form of risk transfer appealed to investors – including hedge funds and investment banks – to participate in the hard market. In the year following Hurricane Katrina more than USD 4 billion was placed in sidecars.
Although the transfer of insurance risk to capital markets increased dramatically at the end of 2005 and into 2006, such activities remain a relatively small percentage of overall risk taking capacity. In terms of traditional products, property-focused reinsurers were keen to diversify their books of business. As a result there was some pressure on pricing in certain casualty and specialty lines.
However, the market remained attractive overall. A number of developments helped maintain prices at appropriate levels across most lines of business. During 2006 reinsurers were confronted with a range of deadlines and requirements from rating agencies and regulators, notably regarding Enterprise Risk Management, Contract Certainty and Sarbanes-Oxley. Heightened industry supervision and risk regulation have placed additional constraints on underwriting, discouraging excessive price competition.
Converium’s 2006 performance
Converium completed its turnaround during 2006, following substantial losses in 2004 due to reserve shortfalls in US casualty business. A number of milestones were achieved throughout the year. Senior management was substantially refreshed. Inga Beale took over as CEO in February. Paolo De Martin was subsequently appointed as Chief Financial Officer, and Markus Krall as Chief Risk Officer. Andreas Zdrenyk, the former Chief Financial Officer ad interim was appointed Chief Operating Officer. At Board level, Lennart Blecher, Detlev Bremkamp, and Harald Wiedmann all joined as Board members as of the Annual General Meeting 2006 and the Board elected Markus Dennler as its Chairman.
Reflecting the financial recovery as well as the changes amongst senior staff, Standard & Poor’s awarded Converium with a positive outlook on its BBB+ rating in July. In September A.M. Best also assigned Converium with a positive outlook. In October Converium announced the resolution of one of the key points identified by the ratings agencies; an agreement to sell the Company’s North American subsidiaries to Berkshire Hathaway; therewith resolving one of the remaining open issues in the way of an upgrade. The agreed sale, which was completed in December, marked finality on Converium’s North American operations. In response to this announcement, Converium was placed on CreditWatch with positive implications by Standard & Poor’s, predicated upon the conclusion of the sale, and of the resolution of regulatory investigations into the Company following a restatement of prior-year financial accounts.

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Converium was able to report a series of encouraging numbers over the course of the year. 2006 net income from continuing operations was at USD 215.0 million, compared with USD 34.1 million in 2005. This six-fold increase reflects the quality of the underlying book of business, aided in part by the relative lack of natural catastrophes. At the end of 2006 the Company recorded eight consecutive quarters of positive prior year impact. Converium’s non-life combined ratio was 96.3%, an improvement by 10.7 percentage points. Consolidated net income for 2006 was USD 57.1 million, reflecting the impact of the sale of Converium’s North American operations.
As reported in February 2007 the Company succeeded in increasing premium volume from the year-end renewals by 3%. This outcome reflects growing confidence in Converium’s prospects which led many clients to increase the Company’s treaty shares and prompted brokers to expand business with Converium. Throughout the renewals Converium continued to adhere to its strict profitability standards.
Outlook 2007
The reinsurance market is expected to remain attractive overall in 2007. There is likely to be some softening in certain lines, as reinsurers look to further diversify geographically and across lines of business, particularly recent start-ups. However, more rigorous risk management requirements from rating agencies and other major stakeholders are expected to prevent any excessive pressure on rates, terms and conditions. Moreover no one is likely to discount the potential of another severe natural catastrophe year in view of what many pundits regard as a change to global climate and weather patterns. It is widely accepted across the industry that climate change is likely to give rise to more volatile atmospheric conditions, resulting in a higher loss frequency and severity. The severe winter storm Kyrill which hit large parts of Europe mid January served as a reminder, causing an estimated EUR 3 –7 billion in industry damage.
On the other hand, investment banks and hedge funds will continue to see investment opportunities in what has traditionally been reinsurance risk coverage. Given the large amounts of global liquidity still expected to be chasing returns into 2007 their appetite for insurance risk is set to remain significant.

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Strategy
Our vision
We aim to be a major player in the international reinsurance industry. Our efforts are focused on supporting our clients with leading-edge solutions. We aspire to be recognized as a learning, decisive, communicative and action-oriented organization.
Our mission
We are an international multi-line reinsurer that satisfies our clients’ needs by excelling at analyzing, assuming and managing risks. We are experts in managing our clients’ volatility and helping them optimize capital efficiency. In an ethical and responsible manner we provide:
–	sustainable value growth for our shareholders,

–	superior service for our customers and intermediaries,

–	a fulfilling work environment for our employees.
Core elements of our business strategy
As a multi-line reinsurer Converium pursues a strategy of profitable organic growth with a geographic emphasis on Europe, Asia-Pacific, Central and South America, and the Middle East. Reflecting its significant capabilities in this particular area, the Company places a distinct focus on global specialty lines. Converium implements its strategy by
–	Making investments in specialty lines: Based on the Company’s track record and human capital Converium is committed to further expanding its specialty portfolio, including aviation & space, engineering, marine & energy, credit & surety and agribusiness.
–	Maintaining and developing multiple distribution channels, including joint ventures: To leverage Converium’s proven skills at identifying and managing joint ventures and distribution channels which provide direct access to business, the Company will continue to seek opportunities in this field. This offers growth opportunities beyond organic business development and outright acquisitions.
–	Broadening the client base: In addition to expanding relationships with existing clients Converium seeks to establish new relationships in the Company’s preferred geographical markets and lines of business.
–	Expanding the knowledge base: Converium believes in the value of a knowledge-based business model, offering clients insight and services beyond pure underwriting capacity. To this end, the Company will continue to boost its intellectual capital.
–	Further enhancing the risk management and control culture: These efforts will focus on further implementing a state-of-the-art Enterprise Risk Management (ERM) framework.
–	Advancing cost and capital efficiency: Converium is committed to further rationalise its internal processes and setup in order to achieve a competitive administrative expense ratio. In addition, Converium constantly seeks to maximize capital efficiency by exploring opportunities for leveraging its balance sheet and transferring risks directly to capital markets.
Goals and aspirations
In our previous Annual Report we described 2006 as our “Year of restoration”. This has clearly been achieved with our A– financial strength rating by Standard & Poor’s regained on February 28, 2007. This rating significantly improves our competitiveness in the global reinsurance market. We now look forward to steadily recapturing business we lost since 2004 by increasing our share of wallet with existing clients. In addition, we seek to further broaden our client base to support future growth. To this end, 2007 will be our “Year of the Customer”, following two years of turnaround management.
We now have the potential to regain a significant share of our clients’ wallet, to expand into the fast growing emerging markets, to restore our traditionally strong position in Specialty Lines and to improve the combined ratio, as the business mix shifts and administration expenses are spread across a larger base of business.
In the area of operational excellence we will aim for a single European stock market listing, a more normal level of legal and audit fees and a drastic simplification of our IT environment.
In asset management, we expect to benefit from more degrees of freedom in asset allocation as letter of credit requirements are reduced. We also anticipate a sustainable improvement in investment yields on the back of a new strategic asset management partnership with a leading institution.
Further, we aim at significant improvements in capital efficiency as we expect excess capital partially to be deployed for profitable growth and partially to be returned to shareholders. This will be accompanied by a more efficient, properly leveraged capital structure, including more hybrid debt.

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Risk Management
The management of risk is the core added value provided by a reinsurance company to its clients. Managing its own risk is therefore of crucial importance to any reinsurer and risk management is fundamental to Converium. The Company manages its risk in a landscape that is constantly changing in response to the requirements from stakeholders including customers, shareholders, regulators and rating agencies. These changes lead Converium to continually refine and enhance its strong risk management capabilities, investing in new tools and improving existing ones.
Risk management culture at Converium
Converium has a clear approach to risk management: The Company enforces a holistic risk management approach across all types of risk. A culture of risk awareness permeates all layers of the Company. The Board of Directors determines the areas of greatest risk, decides on actions to mitigate risks, applies control mechanisms to review these actions, and defines policies and guidelines for Converium. The Global Executive Committee (GEC) takes important decisions within this framework, in particular regarding capital and capacity allocation, group-wide planning, limit setting, product mix and product features, net retentions, and major transactions. The Chief Risk Officer (CRO) is a member of the GEC and reports directly to the CEO. The CRO is a standing invitee at the Board of Directors’ Finance and Risk Committee, and Audit Committee.
The CRO ensures that risk is only accepted if there is sufficient capacity to manage that risk and an adequate return is received for taking the risk. The emphasis is on strong risk ownership and clarity in roles and responsibilities. Risk control functions are strictly separated from our risk-taking functions. Risk professionals work closely together with other colleagues throughout the Company, to ensure clear profitability goals in relation to their risk, an optimal use of capital, and the monitoring of emerging risks.
Converium’s risk management organization is further responsible for guaranteeing the implementation of and the adherence to risk control procedures and regulations. Converium has Company-wide training programs and tools in place to keep all relevant staff up-to-date on current trends and regulatory requirements. The processes are regularly tested and examined to ascertain any potential improvements. Sarbanes-Oxley requirements – including the demand for a whistle-blower facility – strengthened processes, and internal controls, particularly in relation to the risks of incorrect or incomplete financial statements (for more information on Sarbanes-Oxley please see the Corporate Governance section on page 28 and for more information on operational risk please see page 13).
The prominence of risk within Converium, together with its inclusive implementation, has further strengthened the Company’s Enterprise Risk Management (ERM) practices. This approach is based on five pillars: Risk Management Culture, Risk Controls, Emerging Risk Management, Risk and Capital Models, and Strategic Risk Management. ERM was designated as a distinct rating category by Standard & Poor’s (together with other rating agencies) in 2006. It is designed to focus financial institutions on taking a comprehensive view of their entire risk landscape, and gain a holistic approach to risk measurement, rather than having potential exposures in distinct risk areas.
Risk management infrastructure at Converium
The Company’s risk management teams are staffed by experienced professionals from diverse industry backgrounds. Many have advanced qualifications in quantitative subjects. Alongside the skills they bring with them to Converium, the Company has a number of advanced targeted training programs, which staff are encouraged to complete.
In addition to having highly sophisticated pricing actuaries and tools, financial modelling is another one of Converium’s strengths. The team has developed a state-of-the-art financial model, applied not only to the management of assets and liabilities, but also to the wider macro-economic environment. The model measures Converium’s asset and liability risk, as well as assigning economic capital to each risk class, and taking into account diversification effects within and between risk classes. The model forms the basis for decisions on capital and capacity allocation to risk classes and lines of business. In turn, the models have been developed with an eye on external stakeholders including regulators, with members of the financial modeling team being in regular contact with rating agencies and regulators, providing input and monitoring current developments.
Natural catastrophe exposures are modelled and monitored by experts from the natural and physical sciences. As well as assessing the overall probabilities of major catastrophe events, they are closely involved in the pricing process, and in setting underwriting limits. The team bases its work on both in-house and off-the-shelf cat models.
Converium’s retrocession team is responsible for defining, placing, and administering all retrocession covers, in accordance with the target portfolio. Alongside standard retrocession,

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Converium has an active catastrophe bond (Helix 04), providing peak level protection against a range of natural catastrophes. The retrocession policies are designed to provide balance sheet rather than earnings protection.
The risk management team provides transparency across all risk categories, ensuring the consistent treatment and measurement of risk, and securing adherence to policies and guidelines throughout Converium. It is responsible for identifying, measuring, mitigating, and managing potential events concerning strategic, operational, and emerging risk.
Group internal audit checks that the risk management and mitigation procedures outlined in the risk policies and guidelines are adhered to.
The Internal Control/Sarbanes-Oxley team under the leadership of the Chief Operating Officer ensures the implementation and maintenance of Sarbanes-Oxley compliance and relevant processes and controls. In addition, this team ensures a company-wide management of all issues arising out of the work of functions such as external and internal audit, risk management, and compliance.
Managing risk classes
Converium distinguishes three risk classes: asset risk; liability risk; and operational risk. In keeping with a Company whose central focus is reinsurance, risk capital is chiefly allocated to liabilities – around 75% of total. Asset risk stands at around 16% of total risk capital, whilst operational risk has been minimized at around 8% of total.
Of particular importance to Converium’s approach is the simultaneous measurement and management of assets and liabilities (ALM). Assets and liabilities are assessed according to a single economic scenario generator, with large liability losses modelled for their effects on assets. The model is tested to a 1% expected shortfall (average loss of 1% worst cases for Converium) as well as a 5% expected loss. Capital is assigned within the ALM model, taking into account diversification effects, producing a risk-based capital (RBC) model. The RBC model is in turn key to Converium’s strategy process.
Converium regularly stress tests ALM exposures against a series of externally and internally defined extreme scenarios. These scenarios replicate the effects of extreme events on the balance sheet, quickly generating a credible picture of the effects of an event on the Company’s RBC. A consistent ALM process is encouraged by the rating agencies.
Liability risk
Converium’s liabilities stem from its core underwriting business. The respective risk control policies begin as soon as business is undertaken. Strict underwriting guidelines and authorities are in place, stipulating exactly who is allowed to write which business up to defined limits. In setting limits, Converium pays particular attention to accumulation risk, ensuring that high frequency, but low severity events do not

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account for any excessive risk concentration. Adjusting capital, capacity, and limit allocation to certain reinsurance lines of business, better utilizes diversification benefits, allowing Converium to achieve an improved risk-return profile on its reinsurance portfolio.
All business written within pre-approved limits must also pass strict profitability targets, as agreed with the pricing team. The profitability of any business must be balanced against the contribution it makes to the Company’s overall risk profile. Pricing discipline is enforced through fine reporting systems. Alongside allowing day-to-day adjustments, the models allow for thorough reviews of overall business, which feed into the Company’s strategy.
The reserving standards which are set to ensure sufficient coverage for arising losses, are maintained through actuarial methods, peer reviews, escalation processes and documentary requirements. Pricing loss ratios are assimilated into reserve models, whilst qualitative input is sourced from underwriters, claims and risk teams. Converium seeks to ensure an early initial headline loss figure is provided for any major event.
Retrocession is a key risk management tool to improve the net portfolio balance and limit the effects of severe events. Converium primarily utilizes excess of loss structures to reduce areas of known aggregation and to increase leverage. The Company has both traditional and non-traditional tools at its disposal, limiting its dependency on any single retrocession market.
Asset risks
Converium manages a large investment portfolio. This portfolio gives rise to market risks and credit risks, both of which are subcategories to asset risk.
Converium has a strong set of investment guidelines in place as part of the ALM process. The Company operates a Strategic Asset Allocation (SAA) policy to ensure the balance of its portfolio. SAA ensures that assets broadly match liabilities, providing sufficient diversity of assets and allowing a maximum investment return in line with the Company’s risk appetite. Converium does not engage in tactical asset allocation which tries to outperform the market, and only engages in active asset management to a limited extent, with the majority of assets managed close to benchmark. Some external parties are engaged for asset management, closely supervised by Converium.
The bulk of the portfolio consists of fixed income assets, particularly high quality investment grade paper. Converium underwrites certain business that requires the provision of Letter of Credit (LoC) collateral guarantees. As a result Converium is less exposed to market price movements or credit risk, but is exposed to interest rate risk. In order to reduce interest rate exposure, a hedging structure is in place to protect the value of the asset portfolio against upward movements in interest rates. Converium also ensures a policy of appropriate diversification amongst assets, getting away from excessively large holdings. The Company is moving towards copulas* to calculate its diversity, as requested by the rating agencies, and away from correlation measurements. Capital market exposures are also regularly stress-tested against a number of extreme event scenarios.

*	The dependency is increased in times of stress.
Operational risk
Converium’s operational risks cover a range of potential exposures for the daily running of the Company, including IT systems failure, an array of external risks from terrorism attacks to earthquakes, or compliance requirements with external authorities. Converium has business continuity plans in place ready to react to a number of pre-defined scenarios. Employees are regularly informed of operational risk procedures and processes. In 2006 a Compliance Officer was appointed, to minimize compliance risk, and to pro-actively anticipate changes in the regulatory environment. Operational risk processes are also externally tested to guarantee standards amongst the best in the industry.
Operational risk subcategories include strategic, liquidity and reputational risk. Converium’s strategy risk processes are designed to stress-test current strategies against a series of environmental changes to the Company, such as significant macroeconomic developments, regulatory changes or alterations in consumer behaviour. These thorough testing policies are used to develop and decide upon new products.
To mitigate liquidity risk, the Company models its expected cash flow against a number of different scenarios, in order to have a good understanding of Converium’s liquidity position at any given point. Scenario planning is in place to assess any reputational damage incurred to the franchise under a number of named circumstances.

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The Company has in place a general framework for analyzing operational risk and its subdivisions, using a process of risk identification, measurement, mitigation, and incidence management. Risk identification occurs throughout Converium, and is coordinated by risk management. Mitigation processes are in place when they provide a positive contribution to risk reduction, including guidelines, limits, and training programs for all employees.
Communicating risk processes
The result of Converium’s risk processes are not only key for internal decision-making, they provide valuable information on the Company for its external stakeholders. Risk professionals are in regular contact with regulators from national authorities, European Union bodies, and international financial institutions. Converium provides information on processes, sharing its insights and findings in the creation of new rules and standards.
The rating agencies have a growing influence over the scope of risk development within the reinsurance industry. At Converium, risk professionals work closely and cooperatively with the rating agencies, seeking to assure the solidity of the Company’s processes. The responsible employees further monitor refinements made to rating agency models and mirror them, in order for management to have a clear picture of where Converium stands with regard to this key stakeholder.
Both the Company’s investors and clients have a central interest in the risk policies of Converium. As with the relations with rating agencies and regulators, Converium provides levels of information above minimum disclosure requirements.
Anticipating future risk developments
Converium is confident in the robustness and the sophistication of its current risk policies. That does not however mean that it intends to rest on its laurels. Overall the Company aims to improve on operational and other risks, further developing control mechanisms in the underwriting process, and refining portfolio planning and capabilities. All the Company’s risk teams will continually advance their knowledge and will closely liaise with the rating agencies and regulators, seeking to make processes even more transparent for clients and investors. Converium believes that it is ahead of current regulatory developments, and is well prepared for the Swiss Solvency Test (SST) and Solvency II.
Swiss Solvency Test (SST)
In 2008 the Swiss Federal Office of Private Insurance (FOPI) will be introducing new regulatory requirements for (re-)insurers, based on the Swiss Solvency Test (SST). The SST requires the institutionalization of capital adequacy modelling and management, and compliance with sound risk management and corporate governance structures. By 2011 target capital requirements will have to be satisfied.
Converium is an active participant in a number of committees currently preparing the SST rules and aims to pass the Swiss Solvency Test by the end of 2007. As such the requirements of the new directive are well understood by the Company, and the organization is currently ahead of schedule in implementing them. Preparing for compliance with the SST will provide Converium with much of the groundwork for the implementation of Solvency II.
Solvency II is a package of legislation revising the risk-based solvency requirements of insurers, which will be enforced in Europe by 2010.

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Corporate Governance
Organizational structure
Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines, Life & Health Reinsurance. The lines of business by segment include the following:
Standard Property & Casualty Reinsurance
General Third Party Liability
Motor
Personal Accident (assumed from non-life insurers)
Property
Specialty Lines
Agribusiness
Aviation & Space
Credit & Surety
Engineering
Marine & Energy
Professional Liability and other Special Liability
Workers’ Compensation
Life & Health Reinsurance
Life and Disability
Accident and Health
Run-Off
Converium’s US operations which comprised of the Run-Off segment were sold to National Indemnity Company, a Berkshire Hathaway company, on December 13, 2006.
The three business segments are supported by global functional departments which include: Actuarial and Risk Modeling, Claims, Retrocession, Risk Management, Finance, Information Technology, Human Resources, Internal Services, Legal Services, and Corporate Communications and Development. As of December 31, 2006 Converium had 514 employees worldwide.
Legal structure
Converium Holding AG, a company organized under Swiss law with its domicile in Zug, Switzerland, directly or indirectly owns all Converium companies. Converium Holding AG, with a share capital of CHF 733,447,310, is the only listed company within Converium. Its shares are traded on the SWX Swiss Exchange (ISIN: CH0012997711) and its American Depository Shares (ADSs, ISIN: US21248N1072) are traded on the New York Stock Exchange. The market capitalization as of December 31, 2006 was CHF 2,398,372,704 (USD 1,915,340,441).
In December 2002, Converium Finance S.A., a Luxembourg company, issued non-convertible, unsecured, guaranteed subordinated notes with a principal amount of USD 200 million. The notes, which are listed on the New York Stock Exchange, are irrevocably and unconditionally guaranteed on a subordinated basis by Converium Holding AG and Converium AG.
Significant non-listed companies as of December 31, 2006

		% of equity
Company name	Country of incorporation	share held	Currency	Share capital

Converium AG	Switzerland/Zurich	100	CHF	400,000,000
Converium IP Management AG	Switzerland/Zurich	100	CHF	100,000
Converium Rückversicherung (Deutschland) AG	Germany/Cologne	100	EUR	4,601,627
Converium Holding (UK) Ltd	United Kingdom/London	100	GBP	101
Converium Insurance (UK) Ltd	United Kingdom/London	100	GBP	60,000,000
Converium London Management Ltd	United Kingdom/London	100	GBP	1,000
Converium Underwriting Ltd	United Kingdom/London	100	GBP	2
Converium Finance S.A.	Luxembourg/Luxembourg	100	EUR	31,000
Converium Finance (Bermuda) Ltd	Bermuda/Hamilton	100	USD	12,000

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Significant shareholders

As of December 31, 2006, Patinex AG, Wilen, Switzerland was registered in Converium’s share register with 5.79%, Nortrust Nominees Ltd., London, United Kingdom, acting in its capacity as a nominee for other investors, with 6.10% and Chase Nominees Ltd., London, United Kingdom, as well acting as a nominee for other investors, with 5.24% (voting rights 5%) of all shares issued. No other persons were recorded in Converium’s share register with a shareholding exceeding 5% of all issued shares as of December 31, 2006. For more information about the entry of shareholders and nominees in the share register please refer to shareholders’ participation rights on page 26.
The following notices have been given to Converium in 2006 and in the first two months of 2007 in accordance with Art.20 of the Federal Act on Stock Exchange and Securities Trading:

	Date of	% of
Company	notification	shares

Odey Asset Management
London, United Kingdom
(acting as investment manager for various funds)	January 16, 2006	5.30%
	February 15, 2006	4.96%
Zürcher Kantonalbank	June 21, 2006	10.45%
Zurich, Switzerland	June 27, 2006	6.92%
	February 28, 2007	below 5%
Patinex AG, Wilen, Switzerland	February 19, 2007	below 5%
Scor SA, Puteaux, France	February 19, 2007	32.94%
On February 19, 2007 Scor announced that it had acquired 32.9% of Converium’s share capital: 8.3% through direct market purchases and 24.6% through share purchase agreements, the consummation of which is subject to regulatory and antitrust approvals.
In 2006 Converium did not receive any notifications from Dodge & Cox, San Francisco, USA (last notification June 16, 2005: 5.04%) and Patinex AG, Wilen, Switzerland (last notification December 19, 2005: 12.49%).
Cross-shareholdings
Converium has no cross-shareholdings with any other joint-stock companies.
Capital structure
Ordinary share capital
As of December 31, 2006 Converium Holding AG had an ordinary share capital of CHF 733,447,310 divided into 146,689,462 fully paid-up registered shares with a nominal value of CHF 5 each.
Contingent share capital
Pursuant to Article 3a of Converium’s Articles of Incorporation, Converium’s share capital can be increased by the issuance of a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 through the exercise of option or conversion rights which will be granted on a stand-alone basis or in connection with bond issuances or other debt financing by Converium or one of its subsidiaries. The subscription right of the shareholders with respect to these shares is excluded. The advance subscription rights of the shareholders may be excluded by the Board if the options or conversion rights are used in connection with the financing of a take-over of a business, parts of a business or participations. In this case, the structure, term and amount of the bond issue or other debt financing, if any, as well as the terms and conditions of the option and/or conversion rights, are to be determined by the Board on the basis of the market conditions prevailing at the time of the issue of the rights. Option and/or conversion rights shall be exercisable for the maximum period of ten years. In 2006 no registered shares were issued from the contingent share capital.
Authorized share capital
Pursuant to Article 3b of the Articles of Incorporation, the Board of Directors is authorized, on or before April 11, 2008, to increase the share capital by the issue of up to a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000. The subscription rights of the shareholders may be excluded by the Board if the new shares are used for a take-over of a business, parts of a business, or participations, or for the financing of such transactions, or for the enlargement of the shareholder base in connection with the listing of shares on a stock exchange. In 2006 no registered shares were issued from the authorized share capital.
Changes in capital
The changes in “additional paid-in capital” in 2006 primarily result from repurchasing shares to fulfill delivery obligations under various Employee Participation Plans. The Annual General Meeting further approved a dividend payment of CHF 0.10 per share in 2006, or CHF 14,668,946, reducing retained earnings. (See pages 48 and 98 of the Notes to the financial statements for further information on shareholders’ equity.)
Shares, other certificates and limitations on transferability
Converium has issued 146,689,462 fully paid-up registered shares with a nominal value of CHF 5 each. Each share carries one vote. There are no preferential rights for individual

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shareholders. The Articles of Incorporation of Converium Holding AG do not provide for limitations on transferability of shares.
For more details on ownership rights and nominee registration please see page 26 under shareholders’ participation rights.
Converium has neither issued participation, profit sharing nor dividend-right certificates nor has it issued convertible bonds or options/warrants to third parties. Information about Converium’s share options granted to members of the Board of Directors, the Global Executive Committee (GEC) and employees is contained in the Remuneration section of this document on page 25 and page 95 of the Notes to the financial statements. Some interests in Converium shares are held by investors in the form of ADSs issued by the Bank of New York. One ADS represents the right to receive one half of one Converium share. ADSs are traded on the New York Stock Exchange.
Converium’s Board of Directors
Converium’s global strategy is set by its Board of Directors, the body with ultimate responsibility for Converium’s policies and management, including investment, treasury, solvency and liquidity policies. The Board of Directors consists of no less than four and no more than nine members. Currently it comprises six. With wide-ranging experience in the reinsurance sector, this group represents an appropriate mix of skills for the effective governance of a major international reinsurance organization. The Board of Directors oversees Converium’s affairs and offers regular directives to the Global Executive Committee. All Board members except Derrell J. Hendrix, who acted for Converium as a consultant through the RISConsulting Group LLC in 2005, are non-executive and independent. None of the Board members have ever held an executive position within Converium or any of its subsidiaries. No interlocking directorships exist between the Board members of Converium and board members of any other company. Each Board member must disclose any material relationship with the company or potential conflict of interests, annually, in a special statement which is evaluated by the Audit Committee. Following this evaluation the Board of Directors affirmatively determines which members of the Board of Directors qualify as independent.
Members of the Board of Directors
The composition of the Board of Directors includes a cross section of geography and professional experience. The members of the Board of Directors are elected for a term of office of not more than three years, after which they become eligible for re-election. In case of the election of a substitute, the new Board member finishes the term of office of the predecessor. The members of the Board, their years of birth, nationality and terms of office as at December 31, 2006 were as follows:
Members of the Board of Directors

				Date of	Term
Name	Position	Year born	Nationality	first election	expires in

Markus Dennler	Chairman, non-executive and independent
	Member of Audit Committee
	Member of Nomination and Remuneration Committee	1956	Swiss	12.4.2005	2008
Rudolf Kellenberger	Vice Chairman, non-executive and independent
	Vice Chairman of Audit Committee
	Member of Finance and Risk Committee	1945	Swiss	12.4.2005	2008
Lennart Blecher	Non-executive and independent Director
	Chairman of Finance and Risk Committee
	Member of Audit Committee
	Member of Nomination and Remuneration Committee	1955	Swedish	11.4.2006	2009
Detlev Bremkamp	Non-executive and independent Director
	Chairman of Nomination and Remuneration Committee
	Vice Chairman of Finance and Risk Committee	1944	German	11.4.2006	2009
Derrell J.Hendrix	Non-executive Director
	Member of Finance and Risk Committee	1953	American	16.11.2001	2007
Harald Wiedmann	Non-executive and independent Director
	Financial Expert, Chairman of Audit Committee
	Vice Chairman of Nomination and Remuneration Committee	1945	German	11.4.2006	2009

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At the Annual General Meeting on April 11, 2006 Peter C. Colombo, Chairman, Georg Mehl, Vice Chairman, Terry G. Clarke, George G. C. Parker and Anton K. Schnyder stepped down from the Board of Directors.
Curricula Vitae of the Board members
Markus Dennler served in a series of positions within the Credit Suisse Group, ultimately as a member of the Executive Board of Credit Suisse Financial Services and as Chief Executive Officer responsible for the global operational Life & Pensions business. Previously, he was a member of the Corporate Executive Board of Winterthur Insurance (subsidiary of Credit Suisse Group). Markus Dennler studied law at the University of Zurich and graduated in 1982. He received his doctorate degree in 1984 and was admitted to the Bar of Zurich in 1986. Further he attended the International Bankers School in New York and the Harvard Business School (AMP) in Boston. Currently he is Vice Chairman of Implenia, a member of the Board of Directors of Swissquote Group and Petroplus as well as a councillor of the British-Swiss Chamber of Commerce.
Rudolf Kellenberger served as Deputy Chief Executive Officer of Swiss Re from April 1, 2000 until the end of 2004. In this function he dedicated much of his time to tasks within the Corporate Center, in particular in the field of Management Development, Regulatory Affairs and E-Business Development. Previously, he served in a series of positions within Swiss Re’s Executive Board assuming responsibilities for the Northern European reinsurance sector and Special Lines and, as of July 1998, taking on the leadership of Swiss Re’s then newly founded Europe division. Rudolf Kellenberger studied civil engineering at the Federal Institute of Technology (ETH), Zurich, graduating in 1970. He is Chairman of the Swiss Aviation Pool and a member of the Board of Directors of Swiss Life.
Lennart Blecher is Managing Director of the HypoVereinsbank in Munich, Germany, and is responsible for relationships with major European clients. From 2002 to 2004 he was the Managing Director of Acquisitions & Business Development for GE Commercial Finance in London. Between 1988 and 2002 he held a number of positions within the ABB Group in Zurich, Switzerland, including General Counsel of the Financial Services Group, President of Structured Finance and President of Equity Ventures. Before working for ABB, Mr Blecher was an attorney in Sweden. He obtained a law degree from Lund University in Sweden in 1980 and an international law qualification from Dallas University in 1985. Mr Blecher is a Board member of Nordkap Bank in Zurich, the Volito Group in Malmö, Sweden (as well as co-owner), AIG Private Bank in Zurich, and Brunswick Rail Leasing in Russia. He is also a member of the advisory board of EQT Opportunity Fund in Stockholm, Sweden. During the period from 2000 to 2002 he was Deputy Chairman of the Swedish Export Credit Corporation.
Detlev Bremkamp served in a number of functions on the Board of Management at Allianz AG from 1991 to 2005, including responsibilities for European and overseas business, marine and aviation, alternative risk transfer and reinsurance. Prior to being promoted to the Board, he held a number of senior positions within the Allianz Group between 1971 to 1991, including Managing Director of Allianz Europe, and as member of the Board of Management within Allianz Versicherung. Mr Bremkamp did his apprenticeship with Allianz and completed further training programs with British insurers, brokers and Lloyd’s of London. He is a member of the supervisory board of ABB AG in Mannheim and Hochtief AG in Essen, both in Germany and Allianz Compagnia Italiana Finanziamenti S.p.A in Milan, Italy. Furthermore, he is on the advisory board of Lehman Brothers, London, and the Bayerische Landesbank in Munich, Germany. In addition, Mr Bremkamp holds a number of board memberships in several other companies and committees in the financial sector.
Derrell J. Hendrix is Chief Executive Officer of RISC Ventures LLC and the RISConsulting Group LLC, a Boston-based risk management consulting company which he founded in 1996 together with Hannover Rückversicherungs AG (through its US subsidiary, Insurance Corporation of Hannover). Mr Hendrix served from 1995 to 1996 as Managing Director and Head of Derivatives at the Bank of Boston. He began his career at Citibank in 1977, and from 1980 through 1995 he held various department head positions in Citicorp’s banking and investment banking operations in Toronto, Hong Kong and London. Mr Hendrix holds a Master of Arts from the Fletcher School of Law and Diplomacy, Medford, Massachusetts, and a Bachelor of Arts from Amherst College, Amherst, Massachusetts.
Harald Wiedmann has been President of the German Accounting Standards Board in Berlin, Germany, since 2006. Before that, he worked in a variety of capacities within the KPMG Group from 1992 to 2005, first as a member of the Executive Board, then, from 1998 to 2005, as the CEO of KPMG Deutsche Treuhand-Gesellschaft AG, and, from 2002 until 2005, as Chairman of KPMG Europe, Middle East and Africa. From 1996 he was a member of the Executive Committee and the International Board of KPMG International. Prior to its merger with KPMG, he held a number of positions from 1974 in Peat Marwick Treuhand, an audit firm based in Frankfurt, Germany, most recently as Managing Partner. Professor Wiedmann was a member of the Main Technical Committee

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of the German Institute of Auditors (Hauptfachaus-schuss des Institutes der Wirtschaftsprüfer) from 1988 to 1997, holding the post of President from 1993. He graduated with a degree in law from the German University of Munich in 1969 and obtained his doctorate and tax advisory qualification in 1976. He is an honorary professor at the University in Frankfurt and the Technical University in Berlin, both in Germany. He is the author of a number of publications on audit-related subjects and holds several professional memberships. Presently he is a member of the supervisory board of Praktiker Bau- und Heimwerkermärkte Holding AG, Wincor Nixdorf AG, ProSiebenSat.1 Media AG and Merz Pharma AG & Co KG and serves as member of the supervisory boards of several other non-listed companies in Germany.
Internal organizational structure of the Board of Directors
The Board of Directors is headed by the Chairman or, in his absence, by the Vice Chairman. It meets as often as circumstances require, but at least four times per year. In 2006 the Board of Directors met seven times physically and held five further meetings by way of conference call. The average attendance of Board members at Board and Committee meetings was over 90%.
Meetings generally last one day, with Committee meetings preceding Board meetings. Agendas are set by the Chairman of the Board of Directors or the pertinent Chairman of the Committee respectively. At each of its meetings the Board of Directors must be informed, through formal reports by the Chief Executive Officer (CEO) and the members of the Global Executive Committee (GEC), about the course of the business and the activity of the business segments and the GEC. In case of important business incidents, the Board of Directors must be informed without delay. Furthermore, each Board member receives appropriate information with respect to any matter to be considered by the Board of Directors. For financial reporting purposes, this includes an appropriate quarterly reporting package comprising financial and investment information including consolidated financial accounts of Converium and its business segments. The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the General Legal Counsel attend Board meetings on a regular basis. Members of the GEC and other executives attend meetings at the Chairman’s invitation. In addition, conference calls and meetings between Board members and members of the GEC are held to resolve formal matters or to exchange information. The Board of Directors performs an annual self-evaluation and sets its objectives based upon this evaluation. Annually it reviews the performance of the CEO and approves his or her objectives.
The Head of Internal Audit reports directly to the Audit Committee, and the Board meets regularly with Converium’s external auditors, and, as may be necessary, with outside consultants to review the business, better understand all laws and policies, and support the management in meeting requirements and expectations.
Board Committees
The Board of Directors has three Committees, which meet in conjunction with or prior to Board meetings, as necessary, and regularly report and submit proposals to the Board of Directors. Each Committee has a Chairman who directs the meetings according to a set agenda, and a secretary, currently the General Legal Counsel.
The Nomination and Remuneration Committee1 comprises at least three Board members and currently comprises four. Only independent Directors are eligible to serve on the Nomination and Remuneration Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee, other than his/her Board compensation, from the Company. In addition, a Nomination and Remuneration Committee member may not be a person affiliated with the Company or any of its subsidiaries. Standing invitees are the Chief Executive Officer (CEO) and the Chief Human Resources Officer.
The Nomination and Remuneration Committee proposes to the Board of Directors the appointment of members of the Board of Directors, of the Committees of the Board of Directors and of their chairpersons, the Chairman and Vice Chairman of the Board of Directors, the CEO and the members of the Global Executive Committee. They appoint and dismiss the General Legal Counsel (if not a member of the Global Executive Committee), the Head of Internal Audit and any outside directors of Converium companies. Furthermore the Nomination and Remuneration Committee sets the compensation levels for the GEC (except the CEO) and the Head of Internal Audit, and proposes to the Board of Directors the overall remuneration for the CEO and for each of the members of the Board of Directors. They elaborate the principles of compensation, of the incentive schemes, of bonus payments for the employees and submit them to the Board of Directors for approval. Their tasks and responsibilities also include the review of overall compensation above USD 750,000, the acceptance of Executive and Board memberships in third companies by GEC members, contracts between Converium

[1]	In April 2006 the Nomination Committee and Remuneration Committee were merged into one Committee, the “Nomination and Remuneration Committee”. This revision did not affect the overall tasks and responsibilities.

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and any GEC members or any of their family members, not at arm’s length and any guidelines relating to the granting of loans by Converium to Converium employees. In 2006 the Remuneration and Nomination Committee met seven times physically.
The Finance and Risk Committee2 comprises at least three Board members and currently comprises four. A majority of the members has to be financially literate. Standing invitees are the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, the Chief Investment Officer and the Head of Financial & Rating Models.
The Finance and Risk Committee approves external providers of asset management services and capital increases in subsidiaries between USD 5 million and USD 20 million. It initiates and reviews the Credit Rating strategy of Converium and reviews the planned tactical asset allocation, group-wide cash management, financial performance of the asset management operations and the use of derivatives. The tasks and responsibilities also include the proposal to the Board of the accounting standards framework, the annual budget and financial plans, investment and treasury policy, solvency and liquidity planning, strategic asset allocation, tax planning, the allocation of expenses to be charged to the Corporate Center, capital increases and the use of contingent or authorized capital, and share purchase program for Converium other than in connection with the operation of employee compensation plans, as well as exchange listings and de-listings.
The Finance and Risk Committee liaises with Converium’s Risk Management functions to review and identify Converium’s areas of greatest risk and their efficient management. It assesses and submits to the Board of Directors for approval Converium’s Risk Management Policy and the overall risk appetite for the most significant risk activities. It is responsible for the review and approval of the yearly risk management report, Converium’s risk assessment catalogue and action plans. In 2006 the Finance and Risk Committee held four meetings.
The Audit Committee comprises at least three Board members and currently comprises four. Only independent directors are eligible to serve on the Audit Committee. In order to qualify as independent, a member may not accept any consulting, advisory or compensatory fee from the Company. In addition, an Audit Committee member may not be a person affiliated with the Company or any of its subsidiaries. Standing invitees are the Chief Executive Officer, Chief Financial Officer, Chief Risk Officer, the Head of Internal Audit, the Global Financial Controller and the external auditor.
The Audit Committee recommends the appointment and dismissal of the external auditors to the Board of Directors, overviews the external auditors, supervises and reviews the effectiveness of the compliance policy including all compliance matters with material financial/reputational consequences, approves any public disclosure in conjunction with Converium’s financial results or any other disclosure with significant impact for Converium’s business, cooperates with the internal and external auditors in order to identify any possible deficiencies in the internal control mechanisms of Converium and discusses the annual audit report with the external and internal auditors as well as with management.
The tasks and responsibilities of the Audit Committee include the review of any financial statements, the approval of the quarterly and half-year results (except 4th quarter), review and assessment of any significant accounting and reporting issues as well as the review of Converium’s year-end results, reserve policy and dividend policy. The Audit Committee is briefed on how Converium’s management develops preliminary external announcements and interim financial information and assesses the fairness of such preliminary and interim statements on the basis of Converium’s applicable accounting principles. In 2006 the Audit Committee met nine times physically and held one meeting by way of conference call.
The Audit Committee is supported in its supervisory task by Group Internal Audit (GIA). GIA assists the Audit Committee in providing an independent, objective assurance and consulting activities that are designed to add value and improve an organization’s operations. GIA helps the organization in accomplishing its objectives by bringing a systematic approach for evaluating and improving the effectiveness of risk management, internal controls and governance processes.
GIA reports directly to the Audit Committee and covers all operations of Converium worldwide. GIA has unrestricted access to all relevant documents and information. The Audit Committee also approves the audit plans and the budgets of GIA.

[2]	In April 2006 the former Finance Committee was renamed “Finance and Risk Committee” and assumed responsibility for risk management matters previously assigned to the Audit Committee. This revision did not affect the overall tasks and responsibilities.

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In 2006, GIA conducted various regular audit projects and executed the “Management Testing of the Internal Controls over Financial Reporting” (ICOFR) required by the Sarbanes-Oxley Section 404 on behalf of management.
Group Internal Audit is compliant with the Standards for Professional Practice of Internal Auditing set out by the Institute of Internal Auditors. This was confirmed by an external quality assessment review performed by KPMG.
The objectives of GIA, which were formally approved by the Audit Committee, are:
–	To evaluate the reliability and controls for the financial and risk reporting systems and to provide reasonable assurance that material errors and irregularities will be detected and that corrective actions are implemented on a timely basis.

–	To evaluate the reliability and integrity of financial and operational information.

–	To evaluate compliance with policies, plans, procedures, regulations, laws and contracts.

–	To safeguard the company assets.

–	To evaluate and promote efficient use of resources.

–	To review operations to ascertain whether results are consistent with established goals and whether the operations are being carried out as planned.

–	To review specific operations at the request of the Audit Committee (or management as appropriate).
The areas of responsibility of the Board of Directors, its Committees and the Global Executive Committee as well as the other corporate bodies are defined in the Organizational By-laws of Converium Holding AG, which are available on the internet at www.converium.com.
Converium’s Global Executive Committee
The Board of Directors has delegated the management of Converium to the Global Executive Committee (GEC). The GEC comprises an Executive Management Team, consisting of eight members as of December 31, 2006. The function of Chief Operating Officer whose responsibilities include reinsurance accounting, information technology, claims management and Sarbanes-Oxley compliance, was introduced as at July 1, 2006. The Head of Specialty Lines assumed additional responsibility for the Life & Health segment as of February 1, 2007. At the same time the number of members of the GEC was reduced from eight to seven. The GEC is generally responsible for implementing Converium’s global strategy, ensuring effective collaboration between each subsidiary and business segment, and reviewing progress against financial and operating plans as approved by the Board of Directors. At December 31, 2006 the GEC consisted of:
Members of the Global Executive Committee

Name	Year born	Nationality	Position held
Inga Beale	1963	British	Chief Executive Officer
Paolo De Martin	1969	Italian	Chief Financial Officer
Christian Felderer	1954	Swiss	General Legal Counsel
Benjamin Gentsch	1960	Swiss	Head of Specialty Lines
Markus Krall	1962	German	Chief Risk Officer
Christoph Ludemann	1956	German	Head of Life & Health Reinsurance
Frank Schaar	1960	German	Head of Standard Property & Casualty Reinsurance
Andreas Zdrenyk	1959	Swiss	Chief Operating Officer
Changes to the Global Executive Committee effective July 1, 2006:
–	Appointment of Markus Krall as Chief Risk Officer and member of the Global Executive Committee, replacing Peter Boller

–	Appointment of Andreas Zdrenyk as Chief Operating Officer and member of the Global Executive Committee

–	Appointment of Paolo De Martin as Chief Financial Officer and member of the Global Executive Committee, replacing Andreas Zdrenyk (interim Chief Financial Officer, February 28, 2005 until June 30, 2006)
Changes to the Global Executive Committee effective February 1, 2007:
–	Appointment of Jakob Eugster as Head of Standard Property & Casualty Reinsurance and member of the Global Executive Committee replacing Frank Schaar

–	Benjamin Gentsch Head of Specialty Lines assumes additional responsibility for Life & Health Reinsurance replacing Christoph Ludemann

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Curricula Vitae of the GEC members
Inga K. Beale assumed the position of Chief Executive Officer as of February 1, 2006. She joined the Prudential Assurance Company, London, UK in 1982 as an underwriter specializing in reinsurance. In 1992 she joined GE Insurance Solutions where she headed up the UK Reinsurance Underwriting team. In 2001, Inga Beale took on the role of Global Underwriting Audit Leader in Kansas City, USA. Ms Beale became Global Underwriting CoE Leader in 2002 and in 2003 assumed responsibility for the Property & Casualty reinsurance business throughout Continental Europe, the Middle East and Africa. In 2004, she was appointed President and Chairman of the Board of Management of GE Frankona Rückversicherungs-AG in Munich, Germany. In 1987 she became an Associate of the Chartered Insurance Institute (ACII). She attended Newbury College, UK, where in 1981 she qualified in business studies, majoring in economics, mathematics and accountancy.
Paolo De Martin serves as Chief Financial Officer of Converium as of July 1, 2006. He joined General Electric Company in 1995 as a finance trainee in London. In 1997 he was recruited in GE’s internal auditing & consulting group, charged with assignments in multiple GE businesses in the Americas, Europe and Asia-Pacific. In 2001, Paolo De Martin was promoted to Executive Manager for GE Capital Europe and then joined GE Insurance Solutions as financial planning and analysis manager for Global Property and Casualty Reinsurance. As of 2003 he was CFO for GE Frankona group. Prior to joining GE he gained a two-year entrepreneurial experience in the eyeglasses business as founder and managing partner of an eyewear manufacturer. Paolo De Martin is a 1993 graduate in Business Economics of Ca’ Foscari University, Italy.
Christian Felderer is the General Legal Counsel and an Executive Vice President of Converium. He joined Zurich Re in 1997 and has more than 20 years experience in the insurance and reinsurance industry, most recently as Senior Legal Counsel for Zurich Re and General Counsel for Converium. Between 1990 and 1997 Mr Felderer had various management responsibilities within the Zurich Group’s International Division, including the establishment and management of the Captives and Financial Risk Management department and management of the Claims organization of the International Division. From 1986 to 1990 he was Corporate Legal Counsel in the General Counsel’s Office of the Zurich Insurance Group, and from 1983 to 1986 he was an underwriter in the Casualty department of the International Division. Mr Felderer has a law degree from the University of Zurich and is admitted to the Bar of the Canton of Zurich.
Benjamin Gentsch is the Executive Vice President for Specialty Lines. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company’s position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Mr Gentsch was appointed Chief Executive Officer of Converium Zurich. Between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is a director of Global Aerospace Underwriting Managers Ltd. (GAUM) and Medical Defence Union Services Ltd. (MDUSL). Mr Gentsch holds a degree in business administration of the University of St. Gallen, with a focus on risk management and insurance.
Markus Krall serves as Chief Risk Officer as of July 1, 2006. He was a senior partner at McKinsey & Company in Frankfurt and Head of the Risk Management Practice in Central Europe as well as a member of the Global Leadership Group of the Risk Management Practice. In this role he led a portfolio of global risk management assignments and projects spanning banking and insurance in Europe, the United States, the Middle East, Asia and Australia. Among the clients Mr Krall served were several of the global top 20 financial services providers, regulatory bodies and supranational institutions. He held that role since 2003 when he joined McKinsey & Company. Mr Krall started his professional career at Allianz AG Holding in Munich in 1991 as a member of the Executive Board’s staff. In 1994, he moved to the consulting profession with a focus on financial services, first for the Boston Consulting Group in Frankfurt, then, as from 1997, for Oliver Wyman & Company where he specialized in risk management for financial services institutions and was elected Partner and Director in 2000. He is a German citizen, holds a diploma and a PhD in economics from the University Freiburg i. Br., Germany. He completed his postgraduate studies at the Imperial University of Nagoya, Japan.
Christoph Ludemann was the Executive Vice President for Life & Health Reinsurance until January 31, 2007. He joined Converium in September 2002, bringing to the Company 20 years’ experience in the reinsurance market. From 1990 until 2002 Mr Ludemann was responsible for General Cologne Re’s European and Latin American life and health markets, and from 1995 until 2002 he was also a member of the Executive Board of Management of General Cologne Re of Vienna. Between 1983 and 1990, he worked as General Cologne Re’s Marketing Manager for the Netherlands, Scandinavia and

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Austria. Mr Ludemann has a degree in mathematics and insurance economics from the University of Cologne.
Frank Schaar was the Executive Vice President for Standard Property & Casualty Reinsurance until January 31, 2007. He joined Zürich Rückversicherung (Köln) AG as Chief Executive Officer in 2000. Previously he was employed by Hannover Re for 17 years until 1999, most recently serving as a Managing Director and a member of the extended board in charge of Asia, Australia and Africa. From 1982 until 1997, Mr Schaar served in various capacities, most recently as Senior Vice President with responsibility for Germany. Mr Schaar holds a degree in insurance economics and worked as a lecturer in reinsurance at the Institute for Professional Development of the Insurance Association in Hannover for ten years.
Andreas Zdrenyk serves as Chief Operating Officer as of July 1, 2006. He joined Zurich Re in 1998 and gained in-depth insight into the Company’s operations in various functions such as Chief Financial Officer of Zurich Re, Zurich, Converium Zurich and Converium Group, Head of Internal Audit & Consulting and Global Chief Information Officer. Prior to joining Zurich Re, Andreas Zdrenyk spent a total of 16 years with the Winterthur Swiss Insurance Group, six years of which as regional Head of Internal Audit North America based in the United States. Since December 5, 2005, Mr Zdrenyk is a director of Medical Defense Union Services Ltd. (MDUSL). Andreas Zdrenyk holds a Master in Business Administration from Cox School of Business, Dallas, USA and a Master in Information Systems/Information Technology degree from the Swiss Association of Commerce, Zurich, Switzerland.
Member of the GEC as of February 1, 2007 Curricula Vitae
Jakob Eudgster is Converium’s Executive Vice President for Standard Property & Casualty Reinsurance, effective February 1, 2007. After finishing his studies in Sargans, Switzerland, he started his reinsurance career in 1974 at Swiss Re in Zurich, with a focus on the German market. Jakob Eugster later became the assistant to Swiss Re’s CEO before assuming the client relationship responsibility for Switzerland and Austria. In 1998 he was appointed Member of the Executive Team of Swiss Re’s Europe division, taking charge of the Swiss and Austrian markets as well as selected German clients. From 2002 to 2005 he served as Managing Director of the German office of Benfield, one of the world’s leading reinsurance brokers. In this Munich-based role he was responsible for developing Benfield’s German, Swiss and Austrian markets. From 1993 to 1995 Jakob Eugster attended the University of St. Gallen International Management Seminar for insurance industry executives.
Management contracts
Converium has not entered into management contracts with other companies which transfer key management functions.
Compensation, shareholdings and loans
Board remuneration
For the term of office 2005 / 2006, basic cash compensation for an ordinary Board member, set at CHF 100,000 (USD 79,860), includes compensation for the membership of one Committee. Board members are entitled to receive equity compensation granted at the end of the respective period for which it is due, which shall comprise Converium shares equal to a value of CHF 25,000 (USD 19,965) with a restriction period of three years, and share options equal to a value of CHF 25,000 (USD 19,965) calculated on the Black-Scholes formula on the basis of Converium’s share price at the beginning of the period. The Chairman is entitled to an increase of 50% and the Vice Chairman to one of 25% of the individual elements of the compensation package. The following compensation was agreed for membership of a second and third Committee:
–	CHF 4,000 (USD 3,194) for membership of a second Committee

–	CHF 3,000 (USD 2,396) for membership of a third and any subsequent Committee and additionally,

–	CHF 5,000 (USD 3,993) if the member holds one or more chairmanships in the Committees.
Board Members receive an additional compensation for any Board or Committee meetings in addition to the regular number of meetings as follows:
–	CHF 5,000 (USD 3,993) for any additional meeting with physical presence by the member

–	CHF 2,500 (USD 1,997) for a meeting with attendance by phone or video conference by a member
Non-executive members of the Board of Directors receive compensation of CHF 12,522 (USD 10,000) annually for a membership in the Board of Directors and CHF 6,220 (USD 5,000) for a membership in a Committee of Converium Reinsurance (North America) Inc.

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For the term 2006 / 2007 the overall cash compensation for the Board of Directors is as follows:

Function	CHF (USD)
Ordinary Board Member – No Committee Chair	106,667 (85,184)
Ordinary Board Member – With Committee Chair	146,467 (116,968)
Vice Chairman of the Board	220,000 (175,692)
Chairman of the Board	440,000 (351,384)
One half of the cash compensation is paid on the date of the Annual General Meeting at the beginning of the annual period for which the Board members serve and the other half on the date of the Annual General Meeting at the end of the annual period.
In addition to the cash compensation the Board of Directors are entitled to an equity compensation granted on the date of the Annual General Meeting at the end of annual period, which comprises of Converium shares in an amount equal to one quarter of the cash compensation, subject to a restriction period of three years and Converium share options in an amount equal to one quarter of the cash compensation calculated on the Black-Scholes formula on the basis of the Converium share price at the beginning of the period.
The remuneration of the Board of Directors is not performance-related.
The following table illustrates the compensation paid to each Board member in 2006. Cash compensation paid at the date of each Ordinary General Meeting comprises 50% of the cash compensation due for the ending annual period and 50% for the commencing annual period.
Total cash compensation (without expenses) paid to Board members in 2006

	CHF
Markus Dennler	421,000
Rudolf Kellenberger	238,500
Lennart Blecher	73,333
Detlev Bremkamp	73,333
Derrell J. Hendrix	118,333	[1]
Harald Wiedmann	73,333
Peter C. Colombo*	371,000	[2]
Georg Mehl*	143,500
Terry G. Clarke*	886,940	[3]
George G. C. Parker*	92,000
Anton K. Schnyder*	137,000

Total	2,628,272

[1]	Derrell J. Hendrix received a compensation of USD 12,000 as a non-executive director in Converium Reinsurance (North America) Inc.

[2]	includes severance payment of CHF 100,000 following his resignation as Chairman effective April 11, 2006.

[3]	includes total compensation for services rendered as CEO and Director until February 1, 2006 and April 11, 2006 respectively as well as severance payments of CHF 300,000 (following his resignation as CEO) and CHF 100,000 (following his resignation as Director).

*	Office ending at the General Annual Meeting of April 11, 2006.
In 2006 no further compensation was paid to a former member of the Board of Directors.
Shareholdings of Board members in Converium as of December 31, 2006

	Shares	Shares held
	allocated	at Dec 31,
	in 2006	2006
Markus Dennler	2,110	2111
Rudolf Kellenberger	2,110	2111
Lennart Blecher	1	1
Harald Bremkamp	1	1
Derrell J. Hendrix	2,110	3,289
Harald Wiedmann	1	1
Peter C. Colombo	3,165	n.a.	*
Terry G. Clarke	2,110	n.a.	*
George Parker	2,110	n.a.	*
Georg Mehl	2,637	n.a.	*
Anton K. Schnyder	2,110	n.a.	*

*	Office ending at the General Annual Meeting of April 11, 2006.
Converium has retained the RISConsulting Group LLC, of which Mr Hendrix is co-owner and Chief Executive Officer, for certain consulting services. Converium paid total fees of USD 20,833 (CHF 25,918) to the RISConsulting Group LLC for services rendered in 2005. In 2006 the RISConsulting Group LLC did not render any services. Mr Hendrix is also a manager

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and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by the RISConsulting Group LLC and its affiliates. In April 2004, Converium AG invested USD 2.0 million in RISC Ventures LLC for an approximate 17.5% ownership interest in that entity. Converium sold its 17.5% ownership interest in RISC Ventures LLC to a third party at book value on October 28, 2005.
Options held by Board members as of December 31, 2006

	Number of options
		Rudolf								Sub-	Strike
Year	Markus	Kellen-	Derrell J.	* Peter C.	* George	* Terry G.	* George G. C.	*Anton K.	Expiry	scription	price
of grant	Dennler	berger	Hendrix	Colombo	Mehl	Clarke	Parker	Schnyder	date	ratio	CHF
2002	n. a.	n. a.	937	1,406	1,125	681	937	937	Oct 30, 12	1:1	28.67
2003	n. a.	n. a.	1,864	2,797	2,237	1,864	1,864	1,864	Nov 27, 13	1:1	27.03
2004	n. a.	n. a.	1,448	2,172	1,810	1,448	1,448	1,448	Oct 27, 14	1:1	14.80
2005	n. a.	n. a.	3,259	4,889	4,074	3,259	3,259	3,259	Oct 12, 15	1:1	33.22
2006	5,774	5,774	5,774	0	3,217	5,774	5,774	5,774	Oct 11, 16	1:1	11.85

Total	5,774	5,774	13,282	11,264	12,463	13,026	13,282	13,282

In 2006 no options were granted to Board members first elected on April 11, 2006.
Options vest immediately, have a term of 10.5 years and an exercise price equal to fair market value at the beginning of the period for which they are granted. The strike price of all options outstanding prior to the Rights Offering in 2004 was adjusted in 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in the strike price maintains the same Black-Scholes value of the option before and after the Rights Offering and does not reflect any other decrease in the share price.
All options granted to Terry G. Clarke, Peter C. Colombo, Georg Mehl, George G. C. Parker, Anton K. Schnyder expire on April 11, 2008.

*	Office ending at the General Annual Meeting of April 11, 2006.
In 2006 neither Converium nor any of its subsidiaries granted loans, advance payments or credit lines to Board members, senior management or parties closely related to them. As of the end of December 2006 no such loans, advance payments or credit lines are outstanding. No shares and options are held by closely linked parties of the members of the Board.
GEC remuneration
The Nomination and Remuneration Committee sets compensation levels for members of the GEC and proposes to the Board the remuneration of the Chief Executive Officer.
Compensation for each member of the GEC consists of a base salary and an incentive component based on Converium’s and the individual’s performance. The incentive component may vary highly from year to year depending on the corporate and personal achievement of the incentive award targets set annually by the Board of Directors.
Shareholdings of GEC members in Converium as of December 31, 2006

	Shares granted	Shareholdings
	in 2006	as of December 31, 2006
		Unvested	Vested
		shares	shares

Inga Beale	19,109	19,109	0
Paolo De Martin	26,949	8,223	18,726
Christian Felderer	19,351	31,110	22,119
Benjamin Gentsch	35,706	47,645	78,276
Markus Krall	9,046	9,046	0
Christoph Ludemann	19,733	33,403	14,616
Frank Schaar	26,224	46,440	23,107
Andreas Zdrenyk	16,302	24,989	18,643
Shares granted in 2006 include shares awarded under the Long-Term Incentive Plan (LTIP), which are subject to various vesting schedules and shares purchased through the employee stock purchase plan. During the vesting period there is a risk of forfeiture in case of any termination of the employment relationship. Includes shares held by closely linked parties.
The Nomination and Remuneration Committee determines the awards paid out to the GEC. The performance-based incentive component consists of the Annual Incentive Plan (AIP) and the Long-Term Incentive Plan (LTIP). A minimum of 25% of the performance-based compensation paid under the AIP is paid in the form of Converium shares. The LTIP is part of Converium’s executive share ownership program and designed to align the interests of management closely with those of shareholders as well as to encourage stock ownership. 50% of the award paid out under the LTIP is delivered in Converium shares and the other 50% of the award is paid out in non-qualified options.

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Options held by GEC members as of December 31, 2006

	Number of options
										Sub-	Strike
Year	Inga	Paolo De	Christian	Benjamin	Markus	Christoph	Frank	Andreas	Expiry	scription	price
of grant	Beale	Martin	Felderer	Gentsch	Krall	Ludemann	Schaar	Zdrenyk	date	ratio	CHF

2001	n. a.	n. a.	957	22,965	n. a.	n. a.	53,030	974	Jun 11, 12	1:01	26.50
2001	n. a.	n. a.	0	605	n. a.	n. a.	0	0	Jan 13, 07	1:01	26.50
2002	n. a.	n. a.	1,791	2,613	n. a.	n. a.	4,123	1,791	Oct 01, 12	1:01	27.59
2002	n. a.	n. a.	1,792	3,857	n. a.	n. a.	4,123	1,792	Apr 01, 13	1:01	18.00
2003	n. a.	n. a.	4,423	10,208	n. a.	3,012	9,456	4,423	Oct 01, 13	1:01	15.07
2003	n. a.	n. a.	3,385	5,974	n. a.	2,037	5,649	2,213	Apr 01, 14	1:01	16.09
2004	n. a.	n. a.	1,515	9,781	n. a.	8,958	9,852	3,583	Oct 01, 14	1:01	16.28
2004	n. a.	n. a.	6,059	9,781	n. a.	1,856	2,463	896	May 01, 15	1:01	8.64
2004	n. a.	n. a.	5,216	23,677	n. a.	6,388	8,479	3,085	Jun 22, 15	1:01	8.64
2005	n. a.	n. a.	23,642	33,394	n. a.	25,231	33,488	18,663	Oct 01,15	1:01	11.60
2005	n. a.	n. a.	24,039	33,955	n. a.	25,654	34,050	18,976	Apr 01, 16	1:01	13.05
2006	27,947	n. a.	18,761	26,500	n. a.	20,391	27,064	15,830	Oct 01, 16	1:01	16.10
2006	28,158	23,629	18,904	26,702	25,992	20,546	27,269	15,951	Apr 01, 17	1:01	15.20

Total	56,105	23,629	110,484	210,012	25,992	114,073	219,046	88,177

Options have an exercise price equal to the market value of the shares or ADSs on the date of grant, vest 25% immediately on the grant date and 25% each year thereafter, and have a 10.5-year term.
The strike price of all options outstanding prior to the Rights Offering in 2004 was adjusted in 2005 in order to account for the dilution of the value of the options as a result of the Rights Offering. The reduction in the strike price maintains the same Black-Scholes value of the option before and after the Rights Offering and does not reflect any other decrease in the share price.
Total aggregate compensation of all officers of the GEC in 2006 was USD 6.4 million (CHF 8.0 million). This total includes base salary and cash awards made under short- and long-term incentive plans paid during 2006, and the estimated value of other compensation-related items.
Two members of the GEC, Peter Boller and Terry G. Clarke, gave up their functions during 2006. In line with contractual obligations a total of USD 1.0 million (CHF 1.2 million) (including share awards) was paid to these individuals in 2006. No further payments were made to former members of the GEC.
GEC members held shares and options at the end of December 2006. Some were awarded under Converium’s AIP and LTIP, some converted to Converium shares and options from employee participation plans of Converium’s former parent, Zurich Financial Services, and others bought in conjunction with the Initial Public Offering or otherwise. No options are held by closely linked parties. GEC members participate in local pension plans. More information about Converium’s employee participation and pension plans is contained on pages 92 and 96 of the notes to the financial statements.
Shareholders’ participation rights
Converium’s registered shareholders are granted rights to participate at Ordinary and Extraordinary General Meetings (General Meeting). The procedure for convocation is set out in Article 9 of the Articles of Incorporation. Agenda items are set by the Board of Directors. According to Article 10 of the Articles of Incorporation, shareholders representing a nominal amount of at least CHF 1 million may request agenda items at least 45 days prior to the General Meeting. The General Meeting is convened by the Board of Directors or, if necessary, by the auditors, at least twenty days before the date of the meeting in accordance with the Articles of Incorporation. A notice of the meeting states the place and time of the meeting, the items on the agenda, and the motions of the Board of Directors and of the shareholders who requested the meeting. In case of elections, the names of the nominated candidates are specified. If these conditions have not been met, no resolutions are passed, except resolutions to convene an Extraordinary General Meeting or to initiate a special audit. Motions within the limits of the items on the agenda and negotiations that do not require the passing of a resolution do not require such an announcement. The business report and the report of the auditors are made available for inspection by the shareholders at the registered office of the company no later than twenty days before the Ordinary

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General Meeting. Each share grants the holder the right to one vote. Only shareholders listed in the share register on a cut-off day prior to the General Meeting as defined by the Board of Directors are authorized to take part. In view of the Ordinary General Meeting 2007, all shareholders registered on May 8, 2007 in Converium’s share register as shareholders with voting rights are eligible to vote. Registered shareholders may exercise all further membership rights, including the right to appoint a proxy, convene an Extraordinary General Meeting, place items on the agenda of a General Meeting, and other rights defined in the Swiss Code of Obligations. A shareholder may be represented by his legal representative, another person who does not need to be a shareholder of the company, by independent proxies or by depositaries, authorized in writing. The General Meeting passes resolutions and holds elections with the majority of votes cast, excluding abstentions and void and blank votes. As an exception, the following matters, which are set in Converium’s Articles of Incorporation, require the approval of at least two-thirds of votes represented, and an absolute majority of the nominal values of the shares represented is required.
1.	An alteration of the purpose of Converium.

2.	The creation of super-voting shares.

3.	Restrictions on the transfer of registered shares and the removal of such restrictions as well as restrictions to vote and the removal of such restrictions.

4.	An authorized or contingent increase of share capital.

5.	An increase of share capital by conversion of capital surplus, by contribution in kind or for the purpose of an acquisition of assets and the grant of special rights.

6.	A restriction or exclusion of the subscription right or advance subscription right.

7.	A change of Converium’s registered office.

8.	The dissolution of Converium without liquidation.
Converium maintains a share register showing the name, residence, address and nationality (in case of legal entities the registered office) of the holders and usufructuaries of the shares. It will recognize shareholders and usufructuaries of shares only if they are listed in the share register, and accepts only one representative per share. Upon request, acquirers of shares are listed in the register as shareholders with the right to vote, provided they explicitly declare that they acquired the shares in their own name and for their own account.
Persons not explicitly declaring themselves to be holding the shares in their own name and for their own account (“nominees”) are registered in the share register as shareholders with voting rights without further inquiry up to a maximum of 5% of the nominal share capital of the Company 1. Over this limit of 5% the Board of Directors is authorized to register nominees as shareholders with voting rights only if the respective nominee discloses the name, address and the shareholdings of the persons for their account he holds 0.5% or more of the nominal share capital of the Company. The Board of Directors may enter into agreements with such nominees with regard to disclosure requirements, the representation of such shares, and the exercise of the respective voting rights. After having heard the party concerned, Converium may cancel entries in the share register if they result from incorrect information of the acquirer. He or she must be informed immediately. Converium’s Articles of Incorporation are available on the internet at www.converium.com.
Changes of control
The Articles of Incorporation do not provide for an opting out or opting up in the meaning of articles 22 and 23 of Federal Act on Stock Exchanges and Securities Trading. Therefore mandatory offers have to be submitted when a shareholder or a group of shareholders acting in concert exceeds 33% of issued and outstanding share capital. Neither the employment agreements with the members of the GEC or other staff nor the mandate letters agreed with the members of the Board of Directors provide for additional benefits in the case of a change of control other than stated below.
Upon a take-over situation all outstanding options and shares granted to the members of the GEC or other staff would vest immediately. Furthermore in such a situation the employment agreements with the members of the GEC provide for a severance payment in the amount of an annual base salary and 100% of the GEC member’s personal Annual Incentive Plan target in case the employment agreement is terminated by the employer (or under certain circumstances – i. e. in case of a constructive termination – by the GEC member) within 12 months after the completion of a take-over situation.

[1]	On April 11, 2006 the Annual General Meeting amended Art. 5 of the Articles of Incorporation of Converium Holding AG and simplified the entry of Nominees in the share register.

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Auditors
PricewaterhouseCoopers Ltd, Zurich, Switzerland assumed their initial mandate as Converium’s external auditors on June 19, 2001, the date of Converium’s incorporation. The duration of the mandate is one year, from Ordinary General Meeting to Ordinary General Meeting. At the Annual General Meeting on April 11, 2006 PricewaterhouseCoopers Ltd was re-appointed for another one-year term as Converium’s auditors. The current lead audit engagement partner assumed the mandate on May 27, 2003. The fees for services rendered, excluding expenses, related to the year 2006 are:

	CHF	(USD)
Audit fees
(including fees related to the restatement)	10,011,000	(7,994,000)
Audit-related fees	499,000	(398,000)
Tax advisory services	173,000	(138,000)
Other non-audit services	22,000	(18,000)
Total fees	10,705,000	(8,548,000)
The Audit Committee reviews the scope and general extent of the internal and external audit, including its cost effectiveness, the independence and objectivity of the external auditors, and the nature and extent of non-audit services provided by the external auditors. In 2006 the Audit Committee met nine times physically and held one conference call with the external auditors.
Sarbanes-Oxley Act
As a foreign registrant listed on the New York Stock Exchange, Converium is subject to all relevant United States securities laws and regulations including the US Sarbanes-Oxley Act (the Act) of 2002. The US Congress enacted this law as a response to several large insolvencies of registered entities involving fraudulent accounting and financial reporting practices. Converium is legally required to comply with Section 404, a critical section regarding internal controls and procedures for financial reporting for the year ending December 31, 2006. Converium is using the Act as an opportunity to further streamline and document its business and control processes, thus making them more effective and efficient. Converium has dedicated a qualified project team to focus on the implementation of the compliance process required by the Act.
Compliance with corporate governance rules of the New York Stock Exchange (NYSE)
As a foreign issuer listed on the New York Stock Exchange (NYSE) Converium is also in compliance with the corporate governance rules of the NYSE with the following exceptions, where Converium continues to apply Swiss practices:
Responsibility of the Audit Committee for the appointment of external auditors
Swiss company law requires that the AGM is responsible for the appointment of the external auditors, not the Audit Committee. Converium’s Audit Committee prepares a proposal to the Board of Directors with respect to the appointment and dismissal of the external auditors. The BoD then nominates the external auditor for election by the shareholders’ meeting.
Responsibility of the Audit Committee for Risk Assessment and Risk Management
Converium’s Organizational By-laws allocate responsibility for the discussion of guidelines and policies governing the process by which Risk Assessment and Risk Management is undertaken to the Finance and Risk Committee and not to the Audit Committee as provided by the NYSE governance rules.
Shareholders’ votes on equity compensation plans
Under Swiss practice equity compensation plans are not voted at the AGM. The reason for this approach is that the capital of a Swiss company is determined in its Articles of Incorporation, and therefore each change of share capital, including increases, requires AGM approval. Shareholders do not have the authority to vote on the open market purchase of shares by Converium for its equity compensation plans.
Nominating/Corporate Governance and Compensation Committee must have a written charter
The main duties and responsibilities of the Nomination and Remuneration Committee are defined in the Organizational By-laws. Converium’s Nomination and Remuneration Committee does not have a separate written charter. The Organizational By-laws are available on the internet at www.converium.com. Converium has no separate Corporate Governance Committee. The BoD addresses corporate governance issues that are not especially assigned to one of the Committees.
Separate reports of the BoD Committees to be included in the annual report
Under Swiss company law all reports addressed to the shareholders are provided and signed by the BoD. The Committees prepare and submit their reports to the BoD.

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Information policy
Converium publishes quarterly, half-year and annual reports. Shareholders and others can gain access to reporting and other information about Converium at www.converium.com, or by contacting:

Investor Relations	Transfer Agent & Registrar

Marco Circelli Head of Investor Relations Converium AG General Guisan-Quai 26 P. O. Box 8022 Zurich, Switzerland Phone +41 44 639 91 31 E-mail marco.circelli@converium.com	For American Depository Shares (ADS) traded on the New York Stock Exchange: The Bank of New York Corporate Trust Office 101 Barclay Street New York, NY 10286, USA Phone +1 646 885 33 00

Shareholder contact	Auditors

Livia Gallati Shareholder Services Converium Holding AG Dammstrasse 19 6301 Zug, Switzerland Phone +41 44 639 93 35 E-mail shareholder. services@converium.com	PricewaterhouseCoopers Ltd Birchstrasse 160 8050 Zurich, Switzerland Phone +41 58 792 44 00

Media Relations

Beat Werder Head of Public Relations Converium AG General Guisan-Quai 26 P. O. Box 8022 Zurich, Switzerland Phone +41 44 639 90 22 E-mail beat.werder@converium.com

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Financial statements

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Selected financial and other data
We have prepared our financial statements included in this annual report in accordance with accounting principles genenerally accepted in the United States of America (“US GAAP”).
The following selected financial data highlights information that is derived from our financial statements found later in this annual report.
Income statement data (Restated 1)

(USD million, except per share information)
Year ended December 31	2006	2005	2004	2003	2002
					Restated [1]

Revenues
Gross premiums written	1,980.9	1,955.0	3,492.2	3,113.2	2,402.7
Net premiums written	1,852.0	1,783.1	3,255.9	3,297.8	2,406.0
Net premiums earned	1,811.7	2,254.8	3,098.5	3,262.2	2,081.0
Net investment income	260.4	257.8	227.5	155.7	138.3
Net realized capital gains (losses)	18.9	31.3	31.2	–3.1	–34.2

Income from continuing operations before taxes	255.5	50.2	21.0	260.6	100.0
Income from continuing operations	215.0	34.1	25.6	244.3	82.0
(Loss) income from discontinued operations	–157.9	34.6	–608.1	–66.4	12.4
Net income (loss)	57.1	68.7	–582.5	177.9	94.4

Earnings (loss) per share
Average number of shares (millions)	146.2	146.4	63.4	39.8	39.9

Basic earnings (loss) per share:
from continuing operations	1.47	0.23	0.40	6.14	2.06
from discontinued operations	–1.08	0.24	–9.59	–1.67	–1.16

Total basic earnings (loss) per share	0.39	0.47	–9.19	4.47	0.90

Diluted earnings (loss) per share:
from continuing operations	1.45	0.23	0.40	6.06	2.02
from discontinued operations	–1.07	0.23	–9.49	–1.65	–1.14

Total diluted earnings (loss) per share	0.38	0.46	–9.09	4.41	0.88

Balance sheet data
Total invested assets	5,765.3	6,634.3	7,786.2	7,502.0	6,117.3
Total assets	10,523.0	11,825.9	14,187.3	13,126.9	10,675.0
Reinsurance liabilities	7,036.9	8,200.8	9,898.9	8,428.6	6,986.7
Debt	194.1	391.2	391.1	393.1	392.9
Total liabilities	8,677.0	10,172.5	12,452.5	11,198.9	9,079.8
Total shareholders’ equity	1,846.0	1,653.4	1,734.8	1,928.0	1,595.2

Book value per share
Book value per share	12.63	11.29	11.86	48.47	39.97

Segment data
Net premiums written by segment:
Standard Property & Casualty Reinsurance	816.9	739.0	1,377.4	1,299.9	974.2
Specialty Lines	729.4	737.7	1,565.3	1,743.4	1,201.8
Life & Health Reinsurance	305.7	306.4	313.2	254.5	230.0

Total net premiums written	1,852.0	1,783.1	3,255.9	3,297.8	2,406.0

Non-life combined ratio	96.3%	107.0%	105.7%	93.4%	99.9%

[1]	The figures for the years ended December 31, 2002, 2003 and 2004 have been restated as set out in the Company’s 2004 Form 20-F/A filed with the SEC on February 28, 2006 and as detailed in Note 1 to the financial statements.

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Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements”.
Overview
Converium Holding AG and subsidiaries (“Converium” or the “Company”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. As a multi-line reinsurer, we pursue a strategy of profitable organic growth with a geographic emphasis on Europe, Asia-Pacific, Central and South America and the Middle East and a distinct focus on global specialty lines. In addition, we underwrite and manage US-originated business through Converium AG, Zurich, with a focus on shorter-tail lines. We actively seek to develop efficient and effective reinsurance solutions to complement our target clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with intermediaries.
Converium currently manages its business around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. In addition to reporting segment results individually, management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.
We offer a broad range of non-life and life reinsurance products. In non-life reinsurance, our lines of business include General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers), Property, Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation. In Life & Health Reinsurance, our lines of business include Life and Disability reinsurance, including quota share, surplus coverage and financing contracts and Accident & Health.
In December 2001, Converium was formed through the restructuring and integration of substantially all of the third party assumed reinsurance business of Zurich Financial Services (“ZFS”) through a series of transactions.
On December 13, 2006, Converium sold its North American operations to National Indemnity Company, a Berkshire Hathaway company, for a total consideration of USD 295.0 million comprising of USD 95.0 million in cash and USD 200.0 million in assumption of debt. Converium has not provided any guarantee or indemnity in respect of the reserves of the North American operations. The transaction was approved by the Insurance Department of the State of Connecticut. Our North American operations were previously reported as the principal component of a separate segment, the Run-Off segment. Converium’s financial results of the North American business, including prior period amounts, have been reclassified to discontinued operations. For further details regarding the sale of the North American operations, see Note 2 to the consolidated financial statements.
During the course of 2006, Converium interacted frequently with Standard & Poor’s (S & P) and A.M. Best. On February 28, 2007, S & P’s ratings services raised its long-term counterparty credit and insurer financial strength ratings on Switzerland-based reinsurer Converium AG and its long-term insurer financial strength ratings on guaranteed operating entities Converium Rückversicherung (Deutschland) AG and Converium Insurance (U.K.) Ltd to “A—” from “BBB+”. At the same time, S & P removed these ratings from CreditWatch, where they had been placed with positive implications on October 17, 2006. The outlook on all entities is stable.
Scor ownership
On February 26, 2007, Converium’s Board of Directors publicly noted the announcement by SCOR, for a public tender offer of Converium shares at price of 0.5 SCOR share for each Converium share plus a cash payment of CHF 4 in order to purchase the remaining publicly owned share capital of Converium. Converium’s Board of Directors has rejected the unsolicited proposal.
As a general practice, contracts, including contracts of reinsurance, may include change in control provisions which may allow termination of a particular contract upon a change of control situation occurring. Such clauses are subject to the law and jurisdiction of the individual contract. If exercised, such a clause could have a material adverse impact on the Company’s financial condition. Material contracts which could potentially be impacted in a change of control situation include the aviation pool membership and shareholding in GAUM, the MDU business and Converium’s shareholding in MDUSL as well as the ZIC and ZIB Quota Share Retrocession Agreements. A certain number of employment contracts as well as certain of Converium’s compensation plans also have provisions governing this event.

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Management’s discussion and analysis of financial condition and results of operations
Results of operations

(USD million)
Year ended December 31	2006	2005	2004

Pre-tax operating income from continuing operations	236.4	52.5	-0.1
Net realized capital gains (losses)	18.9	31.3	31.2
Amortization of intangible assets	—	-21.5	-9.9
Restructuring costs	0.2	-12.1	-0.2
Income from continuing operations before taxes	255.5	50.2	21.0
Income from continuing operations	215.0	34.1	25.6
(Loss) income from discontinued operations	-157.9	34.6	-608.1

Net income (loss)	57.1	68.7	-582.5

For the year ended December 31, 2006, we reported income from continuing operations of USD 215.0 million compared with USD 34.1 million for the same period in 2005. Our 2006 figures demonstrate the quality of our underlying book of business, the absence of any major catastrophic events, as well as a satisfactory net investment income. The significant increase in profit is driven by an improvement in the non-life combined ratio from 107.0% in 2005 to 96.3% in 2006. In addition, our results were positively impacted by the net favorable impact of prior accident years on the technical result of USD 52.1 million, resulting from net favorable development of prior years’ loss reserves of USD 102.8 million, which were offset by reductions in premiums and other expenses of USD 50.7 million.
The (loss) income from discontinued operations comprises of the sale of the North American operations (discontinued business), which were sold to the National Indemnity Company. In 2006, loss from discontinued operations was USD 157.9 million, consisting of a total transaction loss of USD 190.1 million which was recognized upon the completion of the sale on December 13, 2006. This was offset by income from operations of discontinued business of USD 32.2 million.
Net income from operations of discontinued business was USD 32.2 million and USD 34.6 million for the years ended December 2006 and 2005, respectively compared with a net loss for the year ended December 2004 of USD 608.1 million. The positive results in 2005 reflect commutations after our North American operations were put into run-off in 2004. The net loss from discontinued operations in 2004 included the net adverse impact of prior year accident years on the technical result of USD 506.4 million and an impairment of goodwill of USD 94.0 million.
Our 2005 results were positively impacted by the net favorable impact of prior accident years on the technical result of USD 42.8 million, resulting from net favorable development of prior years’ loss reserves of USD 86.0 million, which were offset by the reductions in premiums and other expenses of USD 43.2 million as well as a satisfactory net investment income. However, our results were adversely impacted by significant natural catastrophe losses totaling USD 149.2 million from Winter Storm Erwin, the Continental European floods and the US hurricanes, which had an effect of 7.7 points on our 2005 non-life combined ratio of 107.0%.
The Company uses pre-tax operating results to measure the performance of our underlying reinsurance operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill, impairment and restructuring costs. We reported a pre-tax operating income from continuing operations of USD 236.4 million for the year ended December 31, 2006 as compared with a pre-tax operating income of USD 52.5 million for the same period in 2005.
We reported net realized gains on investments of USD 18.9 million and USD 31.3 million for the years ended December 31, 2006 and 2005, respectively. Net realized gains for 2006 largely reflect the sale of our holdings in Swiss direct real estate of
USD 130.1 million in gross proceeds which generated pre-tax realized gains of USD 18.7 million. Net realized capital gains for 2005 primarily related to the sale of equity securities which were driven by our asset reallocation, which generated proceeds of approximately USD 39.6 million. This positive impact was partially offset by USD 2.4 million related to the partial impairment of our 48% participation is SATEC, which we sold in December 2005.
For the year ended December 31, 2004, we reported income from continuing operations of USD 25.6 million, which was reflective of our Standard Property & Casualty and Life & Health Reinsurance underwriting results and the realization

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of net capital gains on our investment portfolio of USD 31.2 million. These positive impacts were adversely affected by several large natural catastrophe losses with a total net impact of USD 98.4 million. Further, we were impacted by net adverse impact of prior accident years on the technical result in the amount of USD 123.0 million, resulting from net adverse development of prior years’ loss reserves of USD 72.8 million, which included reductions in premiums and other expenses of USD 50.2 million. The resulting non-life combined ratio was 105.7% for the year ended December 31, 2004. In addition, we established a valuation allowance against the net deferred tax assets at Converium AG of USD 126.1 million. Pre-tax operating loss was USD 0.1 million for the year ended December 31, 2004.
The components of net income (loss) are described below.
Reinsurance results
Premiums written and earned

(USD million)
Year ended December 31	2006	2005	2004

Gross premiums written	1,980.9	1,955.0	3,492.2
Net premiums written	1,852.0	1,783.1	3,255.9
Net premiums earned	1,811.7	2,254.8	3,098.5
For the year ended December 31, 2006, gross premiums written increased by 1.3% and net premiums written increased by 3.9% showing a resilient franchise and visible progress made towards the Company’s turnaround in 2006. Net premiums earned have decreased due to the impact of the ratings downgrades in 2004.
For the year ended December 31, 2006, net premiums written in Standard Property & Casualty Reinsurance increased by USD 77.9 million, or 10.5%, Specialty Lines decreased by USD 8.3 million, or 1.1% and net premiums written in the Life & Health Reinsurance segment decreased by USD 0.7 million, or 0.2%. On a consolidated basis we ceded 6.5% and 8.8% of our gross premiums written for the years ended December 31, 2006 and 2005, respectively.

Losses, loss expenses and life benefits

(USD million)
Year ended December 31	2006	2005	2004

Losses, loss expenses and life benefits	–1,187.8	–1,720.1	–2,395.0
Non-life loss ratio (to net premiums earned)	65.1%	77.4%	77.6%
Our losses, loss expenses and life benefits incurred decreased for the year ended December 31, 2006 as compared with the same period of 2005 due to a reduction in overall business volume, the absence of any major catastrophic events as well as net favorable development of prior years’ loss reserves. The results for the year ended December 31, 2005 were impacted by the effects of natural catastrophes, which added 7.7 points to the non-life loss ratio. The results for the year ended December 31, 2004 were similarly impacted by natural catastrophes which added 3.5 points to the non-life loss ratio.
Development of prior years’ loss reserves
For the year ended December 31, 2006, we reported net favorable development of prior years’ loss reserves of USD 102.8 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 54.1 million primarily related to the Property and General Third Party Liability lines of business of USD 45.1 million and USD 24.6 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Motor line of business of USD 16.5 million. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 48.7 million primarily related to the lines of business: Aviation & Space and Engineering of USD 34.9 million and USD 16.2 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business of USD 17.6 million.

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Management’s discussion and analysis of financial condition and results of operations
For the year ended December 31, 2005, we recorded net favorable development of prior years’ loss reserves of USD 86.0 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 30.7 million primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
For the year ended December 31, 2004, we recorded net adverse development of prior years’ loss reserves of USD 72.8 million. The Standard Property & Casualty Reinsurance segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 11.3 million primarily related to adverse development within the Motor line of business of USD 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business of USD 77.8 million. The Specialty Lines segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business of USD 116.1 million and USD 13.7 million, respectively, partially offset by net favorable development of prior years’ loss reserves related to: Credit & Surety (USD 30.2 million), Aviation & Space (USD 24.6 million) and Workers’ Compensation (USD 16.4 million) lines of business.
Impact of property catastrophe losses
The year ended December 31, 2006 exhibited insignificant natural catastrophe activity with total incurred losses of USD 10.5 million. There were no individual large losses, defined as those in excess of USD 10.0 million or more of net incurred losses to us.
This was in contrast to the year ended December 31, 2005, which exhibited significant natural catastrophe resulting in large losses totaling USD 149.2 million: Winter Storm Erwin (USD 32.5 million), Continental European floods (USD 24.8 million), Hurricane Katrina (USD 33.2 million), Hurricane Rita (USD 14.1 million) and Hurricane Wilma (USD 44.6 million). These natural catastrophes added 7.7 points to the non-life loss ratio of 77.4% for the year ended December 31, 2005. Excluding these events, our non-life loss ratio for the year would have been 69.7%.
In 2004, our large natural catastrophe losses included hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, with a total net impact of USD 98. 4 million. These natural catastrophes added 3.5 points to the non-life loss ratio of 77.6% for the year ended December 31, 2004. Excluding these events, our non-life loss ratio for the year would have been 7 4.1%.
Guaranteed Minimum Death Benefit (GMDB) business
For the years ended December 31, 2006, 2005 and 2004 there were no additional reserving actions required for the GMDB book of business. As a result of the positive performance of the US stock markets, GMDB’s net amount at risk further decreased to USD 353.9 million at December 31, 2006 from USD 478.2 million at December 31, 2005.
September 11th terrorist attacks
The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, we recorded gross losses and loss expenses of USD 692.9 million arising out of the terrorist attacks (including losses from our subsequently sold North American operations). These losses are capped through an agreement with ZFS. Our recorded losses and loss expenses, net of retrocessional recoveries and the cap from ZFS through its subsidiaries, were reduced from USD 289.2 million to USD 231.0 million, following the sale of our North American operations. We will be exposed to the risk of non-payment of ZFS’ units and we are exposed to credit risk from these subsidiaries of ZFS. We are not exposed to potential non-payments by retrocessionaires for these events in excess of the cap. In 2006, 2005 and 2004, there was no additional development in net reserves for the September 11th terrorist attacks.
Asbestos and environmental exposures
As of December 31, 2006 and 2005, we had reserves for environmental impairment liability and asbestos-related claims of USD 49.2 million, respectively, for each year. Our survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.8 years at December 31, 2006 and 14.1 years at December 31, 2005.

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Acquisition costs and operating and administration expenses

(USD million)
Year ended December 31	2006	2005	2004

Acquisition costs	–482.1	–537.4	–753.9
Operating and administration expenses	–148.6	–163.5	–153.8
Non-life acquisition costs ratio (to net premiums earned)	25.9%	22.9%	24.5%
Non-life administration expense ratio (to net premiums written)	5.3%	6.7%	3.6%
Acquisition costs primarily relate to commissions on treaty and individual risk business. For the year ended December 31, 2006 our acquisition costs decreased as compared with the same period of 2005 primarily as a result of the reduction of our overall business volume. Our non-life acquisition costs ratio increased for the year ended December 31, 2006 primarily driven by a relatively low acquisition cost ratio in 2005 due to the receipt of reinsurance premiums to close (“RITC”) on our Lloyd’s participations on which there were no acquisition costs.
For the year ended December 31, 2005 our acquisition costs decreased and our non-life acquisition cost ratio remained relatively stable compared with the same period of 2004. Acquisition costs decreased as a result of the reduction in overall business volume; however premiums were still being earned from business written in prior underwriting years. Offsetting this decrease was a shift in our mix of business from non-proportional to proportional, which generally carried higher acquisition costs.
Operating and administration expenses decreased for the year ended December 31, 2006 as compared with the same period in 2005 resulting from the 2005 cost management measures. The decrease in administration costs reflects lower average staffing levels, the non-recurrence of the expenses associated with staff retention plans in 2005, the closure of some of our smaller offices in 2005 as well as the full amortization of some of our internal software systems in 2005. Accordingly, the non-life administration expense ratio decreased for the year ended December 31, 2006 as compared with the same period of 2005.
In 2005, operating and administration expenses increased as compared with 2004 primarily due to expenditures relating to the restatement that occurred during 2005 / 2006 and costs resulting from staff retention plans. The non-life administration expense ratio increased in 2005 as compared with 2004 resulting from the measures referred to above as well as from the sharp decrease in premium volume in 2005 compared with 2004.
Investment results

(USD million)
Year ended December 31	2006	2005[1]	2004[1]

Investment income
Fixed maturities	152.5	153.8	112.9
Equity securities	5.6	5.8	13.2
Funds Withheld Asset	52.1	62.6	75.1
Other, net of expenses	50.2	35.6	26.3

Net investment income	260.4	257.8	227.5

Average net investment income yield (pre-tax)	4.2%	4.2%	3.9%

Net realized capital gains (losses)	18.9	31.3	31.2

Total investment results	279.3	289.1	258.7

Average total investment income yield (pre-tax)	4.5%	4.7%	4.5%

Change in net unrealized gains (losses) (pre-tax)	25.1	–15.2	8.0

Total investment return (pre-tax)	304.4	273.9	266.7

Average total investment return (pre-tax)	5.0%	4.5%	4.6%
Average total invested assets (including cash and cash equivalents)	6,147.4	6,139.1	5,799.9

[1]	In line with the income statement discontinued operations presentation, yields have been calculated by excluding the North American operation’s invested assets from the average total invested assets sums for 2005 and 2004.

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Management’s discussion and analysis of financial condition and results of operations
Investment results are an important part of our overall profitability. Our net investment income increased by USD 2.6 million, or 1.0% for the year ended December 31, 2006 as compared with the same period in 2005. The average total invested assets remained largely unchanged. However, the lower income contribution from the Funds Withheld Asset which was attributable to the declining balance on this asset, was more than offset by higher investment income from short-dated investments reflected in other investment income, due to generally higher yields as a result of an inverted yield curve environment. Our net investment income increased by USD 30.3 million, or 13.3% for the year ended December 31, 2005 as compared with the same period in 2004. The increase largely resulted from growth in total invested assets during 2005, and a reallocation from equity securities into income generating fixed maturities securities. We paid fees in the amount of USD 8.1 million, USD 9.8 million and USD 11.6 million to our asset managers and custodians in 2006, 2005 and 2004, respectively, including other investment-related costs. Our average net investment income yield (pre-tax) was 4.2% for the year ended December 31, 2006 as compared with 4.2% and 3.9% for the same periods in 2005 and 2004, respectively.
An increasing component of net investment income arises from income received on business written on a funds withheld basis such as certain Lloyd’s transactions. As these assets are reported under funds held by reinsureds and do not form part of the average total invested assets, while the investment income from these funds held by reinsureds is included in our net investment income, there is an increase of 0.2 points for 2006 in the reported average net investment income yield (pre-tax). Excluding this effect, the average net investment income yield (pre-tax) would have been 4.0%, 3.9% and 3.7% for the years ended December 31, 2006, 2005 and 2004, respectively.
Our average total investment income yield (pre-tax) was 4.5% for the year ended December 31, 2006 as compared with 4.7% for 2005 and 4.5% for 2004. Yields are calculated based on the average of beginning and ending total invested asset balances (including cash and cash equivalents). The total investment income yield was slightly lower in 2006 as compared with 2005. In 2006, net realized gains were predominately driven by the sale of Swiss direct real estate holdings, while realized gains on equity securities were offset by realized losses on fixed maturities securities and impairment. The 2005 and 2004 yields were positively impacted by realized gains resulting from the sale of equity securities to adjust our asset allocation in order to reduce investment portfolio risks. In addition, our average total investment income yield (pre-tax) was negatively impacted by USD 11.7 million, USD 9.2 million and USD 6.2 million of impairment charges during 2006, 2005 and 2004, respectively.
Our average total investment return (pre-tax) was 5.0% for the year ended December 31, 2006 as compared with 4.5% and 4.6% for the same periods in 2005 and 2004, respectively. Our 2006 total investment return was positively impacted by the strong performance of equity securities markets and hedge funds, which also resulted in positive changes in unrealized gains. Additionally, the sale of our North American operations reduced total unrealized losses by USD 26.5 million. This positive development was partially offset by the lower valuation on fixed maturities securities due to yield curve shifts. In 2005, the change in net unrealized gains was driven by a reduction in net unrealized capital gains due to the realization of gains triggered by the sale of equity securities, partially offset by the continued positive development of the stock markets.
Other

(USD million)
Year ended December 31	2006	2005	2004

Other loss	–0.5	–21.9	–4.7
Interest expense	–16.7	–17.2	–18.7
Amortization of intangible assets	—	–21.5	–9.9
Restructuring costs	0.2	–12.1	–0.2
Income tax (expense) benefit	–40.5	–16.1	4.6
Other loss: Other loss was USD 0.5 million for the year ended December 31, 2006 as compared with USD 21.9 million and USD 4.7 million for the same periods in 2005 and 2004, respectively. Other loss in 2006 includes increased interest income from business written on a funds held basis and lower costs of USD 19.9 million incurred from our Lloyd’s participations compared with USD 24.0 million in 2005. Additionally, 2006 includes an income of USD 5.3 million due to the recovery on a balance previously written off. Other loss for the year ended December 31, 2005 includes a USD 9.0 million

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charge related to our strategic alliance with MDU, (See Note 17 for further information) and a charge of USD 2.4 million related to our investment in SATEC.
Interest expense: Interest expense remained relatively stable for the year ended December 31, 2006 as compared with the same periods in 2005 and 2004. Interest expense primarily includes payment on the Guaranteed Subordinated Notes. See Note 11 for additional information on our outstanding debt.
Amortization of intangible assets: There was no amortization of intangible assets for the year ended December 31, 2006 compared with USD 21.5 million and USD 9.9 million for the same periods in 2005 and 2004, respectively. The amortization amounts in 2005 and 2004 relate to the intangible asset for Global Aerospace Underwriting Managers Limited (“GAUM”). The charge for 2005 increased due to the fact that the remaining useful life of the intangible asset was reassessed in the fourth quarter of 2004 to be less than one year which led to the accelerated amortization. For additional information on GAUM see Notes 7 and 17.
Restructuring costs: For the year ended December 31, 2006, we incurred a restructuring benefit of USD 0.2 million due to the release of restructuring accruals as compared with expenses of USD 12.1 million for the same period in 2005. In 2005, the reduction in overall business volume required organizational changes and an adjustment to our global cost base including employee terminations and closure of smaller offices. In 2004, we recorded restructuring costs of USD 0.2 million.
Income tax expense: We recorded an income tax expense of USD 40.5 million and USD 16.1 million for the years ended December 31, 2006 and 2005, respectively and an income tax benefit for the year ended December 31, 2004. Our global effective tax rate for continuing operations was 15.9% for the year ended December 31, 2006 as compared with 32.1% and (21.9)% for the same periods of 2005 and 2004, respectively. For the year ended December 31, 2006, Converium’s consolidated income tax expense of USD 40.5 million comprised of USD 10.3 million of current income tax expense and USD 30.2 million of deferred income tax expense. The current income tax portion reflects the net tax paying position of some affiliated companies. Due to the establishment of a full valuation allowance in 2004 against existing net deferred tax assets, our operations in Switzerland reported no income tax and no deferred income tax expense. For all other jurisdictions the Company applies the annual effective tax rate to calculate the income taxes on a jurisdiction-by-jurisdiction basis.
The 2005 consolidated income tax expense of USD 16.1 million comprised of a current income tax expense of USD 12.0 million and a deferred income tax expense of USD 4.1 million.
Converium will continue to monitor its tax position and regularly reassess the need for a full valuation allowance on its net deferred tax assets in Switzerland.
Business development
The following table compares Converium’s segment results for the years ended December 31, 2006, 2005 and 2004:

(USD million)
Year ended December 31	2006	2005	2004

Segment income (loss)
Standard Property & Casualty Reinsurance	204.6	45.9	88.3
Specialty Lines	98.9	108.9	–13.4
Life & Health Reinsurance	23.5	17.6	16.4
Corporate Center	–54.5	–49.5	–36.8

Total segment income	272.5	122.9	54.5

For the year ended December 31, 2006, we reported segment income of USD 272.5 million compared with USD 122.9 million for the same period in 2005. The increase mainly reflects the absence of any major catastrophic events, net favorable impact of prior accident years on the technical result of USD 52.1 million, resulting from net favorable development of prior years’ loss reserves of USD 102.8 million, which were offset by reductions in premiums and other expenses of USD 50.7 million and an improvement in the non-life combined ratio from 107.0% in 2005 to 96.3% in 2006.
Our 2005 results were adversely impacted by significant natural catastrophe losses totaling USD 149.2 million, primarily within our Standard Property & Casualty Reinsurance segment. Positively impacting the segment results was the net favorable impact of prior accident years on the technical result of USD 42.8 million, resulting from net favorable development of prior years’ loss reserves of USD 86.0 million, which were offset by the reductions in premium and other expenses of USD 43.2 million.

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Management’s discussion and analysis of financial condition and results of operations
In 2004, segment results were negatively impacted by several large natural catastrophes totaling USD 98.4 million. Results were also impacted by the net adverse impact of prior accident years on the technical result of USD 123.0 million, resulting from net adverse development of prior years’ loss reserves of USD 72.8 million, which included reductions in premiums and other expenses of USD 50.2 million. The resulting non-life combined ratio was 105.7% for the year ended December 31, 2004.
Standard Property & Casualty Reinsurance

(USD million)
Year ended December 31	2006	2005	2004

Gross premiums written	890.6	803.1	1,509.0
Net premiums written	816.9	739.0	1,377.4
Net premiums earned	775.6	880.8	1,392.2
Total investment results	109.6	119.9	104.4
Segment income	204.6	45.9	88.3
Loss ratio	56.9%	82.8%	72.0%
Acquisition costs ratio	25.2%	20.6%	25.4%
Administration expense ratio	5.4%	5.9%	3.8%
Combined ratio	87.5%	109.3%	101.2%
Retention ratio (net premiums written divided by gross premiums written)	91.7%	92.0%	91.3%
Standard Property & Casualty Reinsurance reported a segment income of USD 204.6 million, USD 45.9 million and USD 88.3 million in 2006, 2005 and 2004 respectively. In addition to the overall reduction in business volume as a result of the ratings downgrades that occurred in 2004, segment income was primarily affected by the following:
–	The recognition of net favorable impact of prior accident years on the technical result of USD 38.6 million in 2006, resulting from net positive development of prior accident years’ loss reserves of USD 54.1 million, offset by reductions in premiums and other expenses of USD 15.5 million. The net favorable development of prior years’ loss reserves of USD 54.1 million in 2006 was primarily related to the Property and General Third Party Liability lines of business of USD 45.1 million and USD 24.6 million, respectively, partially offset by net adverse development of prior years’ loss reserves within the Motor line of business of USD 16.5 million.
–	A strong underwriting result within the property catastrophe and non-catastrophe book of business due to the absence of any major catastrophe losses in 2006.
–	In 2005, segment income was impacted by a number of large natural catastrophes. The Standard Property & Casualty segment experienced a total net impact of USD 78.4 million in losses from hurricanes in the United States (Hurricane Katrina: USD 25.6 million, Hurricane Rita: USD 11.2 million and Hurricane Wilma: USD 41.6 million).
–	In addition, in 2005, the Continental European floods in Switzerland, Germany, Austria and Romania and Winter Storm Erwin resulted in net pre-tax losses of USD 24.8 million and USD 32.5 million, respectively. The overall pre-tax effect from the natural catastrophes mentioned above was USD 135.7 million.
–	In 2005, offsetting these catastrophes, we recorded a net favorable impact of prior accident years on the technical result of USD 19.7 million, resulting from net favorable development of prior accident years’ loss reserves of USD 30.7 million offset by reductions in premiums and other expenses of USD 11.0 million.
The net favorable development of prior years’ loss reserves of USD 30.7 million was primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively.
For the year ended December 31, 2006, gross premiums written increased 10.9% to USD 890.6 million, net premiums written increased 10.5% to USD 816.9 million and net premiums earned decreased 11.9% to USD 775.6 million. The decrease of net premiums earned in 2006 reflects the impact of the ratings downgrades in 2004 with significantly lower earned premiums from prior underwriting years.
For the year ended December 31, 2006, the increase in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:
–	Property increased by 10.5% or USD 41.1 million to USD 431.7 million, primarily due to increased business; and

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–	General Third Party Liability increased by 56.6% or USD 83.0 million to USD 229.7 million, reflecting additional Lloyd’s business as well as revisions of premium estimates in 2005.
These increases were partially offset by a decrease in the Motor line of business by 24.0% or USD 45.3 million to USD 143.1 million, reflecting this year’s closing of the 2003 Lloyd’s underwriting year as well as a decrease in the Personal Accident (assumed from non-life insurers) by 6.8% or USD 0.9 million to USD 12.4 million.
The decrease of the loss ratio from 82.8% in 2005 to 56.9% in 2006 reflects the absence of major catastrophe losses and the net favorable development of prior years’ loss reserves. The acquisition cost ratio was 25.2% in 2006 as compared with 20.6% for the same period of 2005. The increase is mainly driven by a relatively low acquisition cost ratio in 2005 due to the receipt of reinsurance premiums to close (“RITC”) on our Lloyd’s participations on which there were no acquisition costs.
Specialty Lines

(USD million)
Year ended December 31	2006	2005	2004

Gross premiums written	777.0	833.1	1,655.3
Net premiums written	729.4	737.7	1,565.3
Net premiums earned	723.7	1,059.2	1,387.6
Total investment results	140.5	140.5	135.1
Segment income (loss)	98.9	108.9	-13.4
Loss ratio	73.8%	72.9%	83.2%
Acquisition costs ratio	26.6%	24.9%	23.6%
Administration expense ratio	5.3%	7.4%	3.4%
Combined ratio	105.7%	105.2%	110.2%
Retention ratio (net premiums written divided by gross premiums written)	93.9%	88.5%	94.6%
Specialty Lines reported segment income (loss) of USD 98.9 million, USD 108.9 million and USD (13.4) million in 2006, 2005 and 2004, respectively.
–	The large decrease of net premiums earned in 2006 reflects the impact of the ratings downgrades in 2004 with significantly lower earned premiums from prior underwriting years.
–	Offsetting the decrease in segment income in 2006 was the recognition of net favorable impact of prior accident years on the technical result of USD 13.5 million, resulting from net favorable development of prior accident years’ loss reserves of USD 48.7 million, offset by reductions in premiums and other expenses of USD 35.2 million. The net favorable development of prior years’ loss reserves of USD 48.7 million in 2006 primarily related to the lines of business: Aviation & Space and Engineering of USD 34.9 million and USD 16.2 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business of USD 17.6 million.
–	In 2005, we recorded a net favorable impact of prior accident years on the technical result of USD 23.1 million, resulting from net favorable development of prior accident years’ loss reserves of USD 55.3 million offset by reductions in premiums and other expenses of USD 32.2 million. The net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
For the year ended December 31, 2006, gross premiums written decreased by 6.7% to USD 777.0 million, net premiums written decreased by 1.1% to USD 729.4 million and net premiums earned decreased by 31.7% to USD 723.7 million. Premium volumes for the year ended December 31, 2006 were still impacted by the ratings downgrades that occurred in 2004.
For the year ended December 31, 2006, the reduction in net premiums written in the Specialty Line segment by line of business included:
–	Aviation & Space decreased by 1.9% or USD 4.7 million to USD 237.1 million;

–	Credit & Surety decreased by 27.7% or USD 16.2 million to USD 42.2 million;

–	Engineering decreased by 5.8% or USD 3.8 million to USD 61.7 million and;

–	Marine & Energy decreased by 9.2% or USD 5.9 million to USD 58.1 million.

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Management’s discussion and analysis of financial condition and results of operations
For the year ended December 31, 2006, these decreases were partially offset by an increase in net premiums written in the Professional Liability and other Special Liability line of business by 5.2% or USD 14.8 million to USD 297.6 million due to our Lloyd’s participations partially offset by the non-renewal of US casualty business. Furthermore, the Agribusiness line of business increased by 1.1% or USD 0.4 million to USD 37.1 million due to our decision to expand our business written in Europe.
The acquisition cost ratio increased for the year ended December 31, 2006 to 26.6% from 24.9% in 2005 primarily due to an additional fronting commission for the GAUM business in relation to the ratings downgrades in 2004.
The Specialty Lines combined ratio was 105.7%, 105.2% and 110.2% for the years ended December 31, 2006, 2005 and 2004, respectively.
Life & Health Reinsurance

(USD million)
Year ended December 31	2006	2005	2004

Gross premiums written	313.3	318.8	327.9
Net premiums written	305.7	306.4	313.2
Net premiums earned	312.4	314.8	318.7
Total investment results	29.2	28.7	19.2
Segment income	23.5	17.6	16.4
Acquisition costs ratio	30.1%	29.3%	22.7%
Administration expense ratio	3.8%	5.1%	3.7%
Retention ratio (net premiums written divided by gross premiums written)	97.6%	96.1%	95.5%
Life & Health Reinsurance reported segment income of USD 23.5 million, USD 17.6 million and USD 16.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Segment income is comprised of technical result, less other income (loss), total investment result and other operating and administration expenses.
Although there was a slight decrease in our overall business volume, the total results exhibit the segment’s ability to retain business despite the effects of the ratings downgrades that occurred in 2004. The segment’s positive performance in 2006 was primarily attributable to new, and the expansion of existing reinsurance transactions, particularly within Continental Europe.
The technical result for the year ended December 31, 2006 was USD 16.3 million as compared with USD 14.2 million and USD 16.4 million for the same periods of 2005 and 2004, respectively. Technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income (mainly technical interest).
The increase in the technical result in 2006 was primarily attributable to our European and Middle East markets, where we were able to increase our business with current and new cedents.
For the years ended December 2006, 2005 and 2004 there were no additional reserve actions required for our Guaranteed Minimum Death Benefit (GMDB) book of business.
For the year ended December 31, 2006, gross premiums written decreased by 1.7% to USD 313.3 million, net premiums written decreased by 0.2% to USD 305.7 million and net premiums earned decreased by 0.8% to USD 312.4 million. The Life & Disability line of business increased by 5.2% or USD 12.3 million, compared with 2005, which was primarily driven by new business within our European market. The Accident & Health line of business decreased by 18.3% or USD 13.0 million, compared with 2005, which was mainly due to non-renewal of unprofitable treaties within our European market. This decrease was partially offset by growth within our Middle East market.
The acquisition cost ratio slightly increased for the year ended December 31, 2006 as compared with 2005 and 2004 as a result of new reinsurance transactions in Continental Europe, which carry higher acquisition costs in the early years of a contract.

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Corporate Center

(USD million)
Year ended December 31	2006	2005	2004

Operating and administration expenses	–54.5	–49.5	–36.8
The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center costs increased for the year ended December 31, 2006 as compared with the same periods of 2005 and 2004 primarily due to increased legal and audit fees and costs associated with Sarbanes-Oxley compliance.
Financial condition and liquidity
Invested assets
Our assets are invested with the objective of achieving investment returns consistent with those of the markets in which we invest, using state-of-the-art risk management techniques to optimize diversification, tax regulatory and liquidity considerations. We principally focus on high quality, liquid securities and seek to invest in securities whose durations correspond to the estimated payout patterns of the reinsurance liabilities they support.
Our approach to fixed income investments is to limit credit risk by focusing on investments rated predominantly “A” or better by Standard & Poor’s, Moody’s or similar rating agencies, and to reduce concentration risk by limiting the amount that may be invested in securities of any single issuer or group of issuers. With respect to equity investments, we seek to diversify our equity portfolio so as to provide a broad exposure across major sectors of individual stock markets. To reduce the effects of currency exchange rate fluctuations, we seek to match the currencies of our investments with the currencies of our underlying reinsurance liabilities.
As of December 31, 2006 and 2005, total invested assets (excluding cash and cash equivalents) were USD 5,765.3 million and USD 6,634.3 million, respectively.
During 2006, the sale of our North American operations resulted in a decrease of total invested assets including cash and cash equivalents of USD 883.2 million.
Our asset mix, including cash and cash equivalents, consisted of the following at December 31, 2006 and December 31, 2005:
Asset class

(USD million)
Year ended December 31	2006	2005

Fixed maturity securities (including the Funds Withheld Asset)	74.7%	82.2%
Equity securities	8.3%	3.9%
Cash and short-term investments	10.6%	9.4%
Real estate and other investments [1]	6.4%	4.5%

Total	100.0%	100.0%

[1]	Includes investment in PSP Swiss Property AG with a market value of USD 56.0 million and global real estate investment trust securities (“REITS”) of USD 148.1 million.
In 2006, we liquidated our private equity investments in a secondary market transaction from the investment portfolio in our North American operations to reflect the run-off situation and to accommodate for expected liquidity requirements. Due to the sale of our North American operations and their concentration on investments in fixed maturities securities, our allocation to fixed maturity securities declined significantly. For the continuing operations, in the second half of 2006, we sold twelve Swiss direct real estate holdings together with 800,000 shares of PSP Swiss Property AG and reallocated the proceeds into global real estate investment trust securities (“REITS”). Furthermore, in line with our asset / liability management (“ALM”) approach, we realigned our investment portfolio towards our strategic asset allocation, whereby we increased our exposure to equity securities by approximately USD 240.0 million to 8.3% and modestly increased our alternative investments exposure by investments in hedge funds.

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Management’s discussion and analysis of financial condition and results of operations
In order to protect shareholders’ equity from potential future increases of the yield curves and to reflect the shortening of our liability profile, due to the sale of our North American operations, we have stabilized the modified duration of our fixed income portfolio to 3.3 as of December 31, 2006 and 2005 and maintained a relatively high portion of cash and cash equivalents exposure, by taking advantage of the inverted yield curves in the US and the UK.
Fixed maturities
As of December 31, 2006, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of USD 3,840.8 million and represented 60.0% of our total investment portfolio including cash and cash equivalents (74.7% including the Funds Withheld Asset). This represents a decrease in carrying value of USD 1,122.6 million, or 22.6%, from December 31, 2005. This decrease was primarily driven by the liquidation of primarily fixed maturity securities in connection with the sale of our North American operations.
We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.
The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(USD million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2006	Available-for-sale (AFS)	AFS fixed maturities	Held-to-maturity (HTM)	HTM

Less than one year	249.9	8.0	—	—
One year through five years	1,931.6	61.8	599.4	83.4
Five years through ten years	689.6	22.1	118.9	16.6
Over ten years	53.1	1.7	—	—

Subtotal	2,924.2	93.6	718.3	100.0

Mortgage and asset-backed securities	6.2	0.2	—	—
Unit trust bonds	192.1	6.2	—	—

Total	3,122.5	100.0	718.3	100.0

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of December 31, 2006, approximately 92.9% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 83.3% was invested in AAA /Aaa rated securities.
The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

(USD million)	Estimated fair value	% of total	Carrying value	% of total
As of December 31, 2006	Available-for-sale (AFS)	AFS fixed maturities	Held-to-maturity (HTM)	HTM

AAA/Aaa	2,508.6	80.4	691.9	96.3
AA/Aa2	100.3	3.2	7.8	1.1
A/A2	313.5	10.0	18.6	2.6
BBB/Baa2	94.1	3.0	—	—
BB	11.5	0.4	—	—
B	9.2	0.3	—	—
Not rated [1]	85.3	2.7	—	—

Total	3,122.5	100.0	718.3	100.0

[1]	Includes USD 77.1 million private collateralized loans issued by German banks with a credit rating equivalent to S & P AAA.

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Our guidelines also restrict our maximum investment in bonds issued by any group or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2006, no aggregated amount of bonds issued by a single group (excluding governments and funds) represented more than 5% of our fixed maturities securities portfolio. Our ten biggest direct investments in corporate obligations (excluding commercial mortgage and asset-backed securities) were:

(USD million)	Estimated fair value	% of total
As of December 31, 2006	Available-for-sale (AFS)	AFS fixed maturities

HVB Group	92.9	3.0
Wuertembergische Hypothekenbank AG	19.5	0.6
Westfaelische Landschaft – Bodenkreditbank – AG	19.5	0.6
Crystal Credit Ltd	13.5	0.4
Dexia Hypothekenbank Berlin AG	13.0	0.4
Eurohypo AG	10.6	0.3
Foundation Re	6.6	0.2
Raiffeisen Zentralbank Oesterreich AG	6.6	0.2
SEB Hypothekenbank	6.5	0.2
Daimler Chrysler North American Holding Corporation	5.9	0.2
Our two largest investments in funds investing in fixed maturities as of December 31, 2006, were:

(USD million)	Estimated fair value	% of total
As of December 31, 2006	Available-for-sale (AFS)	AFS fixed maturities

HSBC AM French Government Bond Fund	184.7	5.9
CCR Gestion Centrale	7.2	0.2
Equity securities
As of December 31, 2006, our equity securities portfolio had a carrying value of USD 734.7 million (including PSP Swiss Property AG and REITS). This represents an increase in carrying value of USD 372.1 million, or 102.6%, from December 31, 2005, which was due to the strategic investment decision to increase our holdings in equity securities. Equity securities, excluding PSP Swiss Property AG and REITS, were approximately 8.3% and 3.9% of our total investment portfolio, including cash and cash equivalents, as of December 31, 2006 and 2005, respectively.
Our equity portfolio consists of listed securities held either directly or through funds. Substantially, all the equity portfolios are invested in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

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Management’s discussion and analysis of financial condition and results of operations
Our ten largest direct equity investments as of December 31, 2006 were:

	Estimated fair value	% of total
(USD million)	Available-for-sale (AFS)	AFS fixed maturities

PSP Swiss Property AG	56.0	7.6
HSBC Holdings plc	13.0	1.8
BP plc	12.6	1.7
GlaxoSmithKline plc	9.8	1.3
Vodafone Group plc	8.2	1.1
Mitsui Fudosan Company	8.0	1.1
Royal Bank of Scotland plc	7.9	1.1
Royal Dutch Shell plc	7.7	1.0
Land Securities Group plc	6.9	0.9
Barclays Bank plc	5.9	0.8
Our three largest investments in funds investing in equities as of December 31, 2006 were:

	Estimated fair value	% of total
(USD million)	Available-for-sale (AFS)	AFS fixed maturities

Barclay’s Global Investors Index Selection UK Index Fund	124.3	16.9
Barclay’s Global Investors Index Selection UK Fund	102.0	13.9
Barclay’s Global Investors Australian Equity Index Fund	13.7	1.9
As of December 31, 2006 and 2005, gross unrealized gains on our equity securities portfolio were USD 121.8 million and USD 76.0 million and gross unrealized losses were USD 1.7 million and USD 1.1 million, respectively. We have reviewed the securities that have declined in value and have recorded impairments accordingly.
Our guidelines also restrict our maximum investment in any one equity security or industry sector by reference to local benchmarks and applicable insurance regulations. As of December 31, 2006, excluding our investments in funds, no single equity security represented more than 5% of our equity securities portfolio.
Funds Withheld Asset
The transfer of certain historical reinsurance business to Converium was affected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with ZFS. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of December 31, 2006, the Funds Withheld Asset was USD 940.7 million. The decrease of USD 79.4 million over December 31, 2005 was substantially due to paid claims.
The table below shows the distribution of the Funds Withheld Asset by currency as of December 31, 2006 and 2005.

As of December 31	2006	2005

U.S. dollar	36%	42%
U.K. pound	30%	28%
Euro	28%	25%
Swiss franc	4%	3%
Japanese yen	2%	2%

Total	100%	100%

Weighted average interest rate	5.3%	5.3%

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In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International (Bermuda) Ltd (“ZIB”) balance sheets was written on the Converium balance sheet and continued to be renewed, where it met Converium’s profitability targets. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.
See Note 16 for additional information on the Funds Withheld Asset and a recent change to the underlying agreement.
Short-term investments
Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of December 31, 2006, we had short-term investments with a carrying value of USD 44.9 million, representing 0.7% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2005 were USD 35.1 million or 0.5% of our total investment portfolio, including cash and cash equivalents.
Real estate and other investments
At December 31, 2006, we had real estate held for investment through a direct real estate fund of USD 44.7 million, consisting primarily of investments in commercial real estate in the Eurozone. Our real estate investments, both direct and indirect totaled USD 144.6 million at December 31, 2005. Converium sold its Swiss direct real estate holdings in the fourth quarter of 2006 and reinvested the proceeds in diversified global real estate investment trust securities, which are included in the equity securities category. As of December 31, 2006, the total amount invested in REITS was USD 148.1 million. In addition to these direct and indirect real estate investments, Converium owns a 2.0% participation in PSP Swiss Property AG (an indirect real estate investment, included within the equity securities category) with a market value of USD 56.0 million as of December 31, 2006 compared with USD 76.8 million or 3.8% in 2005. In the third quarter of 2006, we sold 800,000 shares representing 1.8% of our participation in PSP Swiss Property AG for proceeds of USD 40.9 million. Our total real estate portfolio represented 3.9% of our total direct and indirect investment portfolio, including cash and cash equivalents.
As of December 31, 2006 and December 31, 2005, we had USD 168.5 million and USD 107.4 million, respectively in funds of hedge funds, representing 2.6% of our total investment portfolio, including cash and cash equivalents. These investments are included under the caption “Other investments” in the balance sheet.
Premiums receivable
We had premiums receivable of USD 880.9 million at December 31, 2006 compared with USD 1,059.3 million at December 31, 2005, a decrease of USD 178.4 million, or 16.8%. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 13.0% and 18.3% of total premiums receivable at December 31, 2006 and December 31, 2005, respectively and accrued premiums receivable represented 87.0% and 81.7%, respectively. Bad debt provisions of USD 9.2 million have been recorded for estimated uncollectible premiums receivable at December 31, 2006, compared with USD 11.6 million at December 31, 2005.
Reinsurance assets
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2006 and 2005, Converium held USD 210.4 million and USD 470.6 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and /or letters of credit. Bad debt provisions of USD 2.1 million have been recorded for estimated uncollectible reinsurance recoverables at December 31, 2006, compared with USD 16.5 million at December 31, 2005.
As of December 31, 2006, we had reserves for unpaid losses, loss expenses and future life benefits from retrocessionaires of USD 647.2 million compared with USD 805.1 million at December 31, 2005. The reduction is primarily due to the sale of the North American operations.

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Management’s discussion and analysis of financial condition and results of operations
The following table sets forth Converium’s largest retrocessionaires (defined as retrocessionaires in excess of 5% of total non-life underwriting reserves and future life benefits) as of December 31, 2006, as well as their respective Standard & Poor’s and A.M. Best financial strength rating.
Largest retrocessionaires

(USD million)		Underwriting
As of December 31, 2006		reserves and future		S & P / A.M.
Retrocessionaire	Retrocessionaire Group	life benefits	% of total	Best Rating

Lloyd’s Syndicates	Lloyd’s	85.8	13.3	A/A
ICM Re S.A.	ICM Re	37.9	5.8	NR
AIOI Insurance Co. Ltd	AIOI Insurance Co. Ltd	34.7	5.4	A+/A
Transamerica Reinsurance	AEGON Group	33.6	5.2	AA /A+
All other retrocessionaires		455.2	70.3

Total underwriting reserves and future life benefits		647.2	100.0

Included in all other retrocessionaires, is the amount of USD 197.1 million or 30.5%, of the non-life underwriting reserves and future life benefits, which are attributable to our Lloyd’s participations reflecting our share of the syndicates’ retrocessional agreements. Converium does not have significant influence over these arrangements.
Liabilities
Gross unpaid losses and loss expenses and reserves for future life benefits
We had gross loss and loss expense reserves of USD 6,348.6 million at December 31, 2006, compared with USD 7,568.9 million at December 31, 2005. The decrease in our reserve position is mainly driven by the payments of claims, the positive development of prior accident year reserves, and the sale of our North American operations. Gross reserves for future life benefits were USD 510.7 million at December 31, 2006 compared with USD 405.6 million at December 31, 2005.
Debt outstanding
As of December 31, 2006, we had total debt outstanding with a principal amount of USD 200.0 million and a carrying amount of USD 194.1 million. We had no scheduled debt repayments in 2006, 2005, or 2004.
In December 2002, Converium Finance S.A. issued USD 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes, which are irrevocably and unconditionally guaranteed on a subordinated basis by each of Converium Holding AG and Converium AG. These notes mature in full on December 23, 2032 and bear interest at the rate of 8.25%. The first call date is December 24, 2007. (See Notes 11 and 15).
Shareholders’ equity
As of December 31, 2006, we had total shareholders’ equity of USD 1,846.0 million (USD 12.63 per share) compared with USD 1,653.4 million (USD 11.29 per share) as of December 31, 2005, an increase of USD 192.6 million (USD 1.34 per share). The increase primarily reflects net income of USD 57.1 million, which includes the loss on disposal of our North American operations, an increase in cumulative translation adjustments of USD 95.0 million as well as an increase in net unrealized gains (losses) on investments of USD 55.3 million. In 2006, a dividend to the shareholders of USD 11.7 million was paid. Book value is calculated using shares outstanding at the end of the period.

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Liquidity and capital resources
Our principal cash requirements are for the payment of dividends to shareholders, servicing debt, investment in businesses, capital expenditures, servicing retrocessional arrangements, commutations and for paying reinsurance and insurance claims, which could periodically include significant cash requirements related to catastrophic events.
As of December 31, 2006, we had total letters of credit outstanding of USD 1,974.5 million, which included USD 1,898.0 million secured and USD 76.5 million unsecured.
Letters of credit

	Date of				Assets
(USD million)	agreement	Duration	Capacity	Utilized	pledged

Syndicated Letter of Credit Facility	Nov 29, 2004	3 years	1,600.0	1,053.2	1,074.7
Reinsurance assumed letters of credit	various	various	1,120.0	844.8	898.8
Unsecured	Aug 11, 2006	1 year	250.0	76.5	—

Total letter of credit facilities			2,970.0	1,974.5	1,973.5

Other pledges:
Deposit account for cedents					282.5
Internal trust					486.6

Total other pledges					769.1

There are financial covenants attached to the Syndicated Letter of Credit Facility including restrictions on total borrowing up to 35% of tangible net worth (shareholders’ equity less goodwill) and tangible net worth must remain greater than USD 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the Company’s credit rating. The maximum amount of this fee is 0.50%.
On August 11, 2006, Converium has secured an uncollateralized USD 250.0 million letter of credit facility from a leading European banking group, at market conditions. It will be primarily used to support third party claims related to the underwriting business. As of December 31, 2006, the total outstanding letter of credit under this facility was USD 76.5 million.
As of December 31, 2006, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of USD 5,457.7 million. Of this total USD 1,973.5 million was pledged as collateral relating to out standing letters of credit.
Dividends from subsidiaries
As a holding company, Converium Holding AG relies in large part on cash dividends and other permitted payments from its subsidiaries to make principal and interest payments on debt, to pay other outstanding obligations and to pay dividends to its shareholders. Converium is subject to legal restrictions on the amount of dividends it may pay to its shareholders. Similarly, the company laws of countries in which our entities operate may restrict the amount of dividends payable by such entities to their parent companies. In addition, the ability of our entities to pay dividends may be restricted or influenced by minimum capital and solvency requirements that are imposed by regulators in the countries in which the entities operate. Dividend payments from Converium AG to Converium Holding AG may be subject to regulatory review.
Cash flows

(USD million)
Year ended December 31	2006	2005	2004

Cash provided by (used in) operating activities	79.2	-399.9	358.7
Net cash (used in) provided by investing activities	-42.8	363.8	-315.4
Net cash (used in) provided by financing activities	-91.6	-36.8	347.8

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Management’s discussion and analysis of financial condition and results of operations
Cash and cash equivalents decreased by USD 14.2 million to USD 633.1 million as of December 31, 2006 from USD 647.3 million as of December 31, 2005. Our cash position primarily decreased due to the sale of our North American operations with a negative impact on cash and cash equivalents of USD 273.8 million.
Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and administration expenses. For the year ended December 31, 2006, the Company generated positive cash inflow from operating activities mainly due to the solid business result of 2006. This was offset by cash outflows due to commutation payments from our former North American operations during the first half of 2006 as well as claims payments which included losses from major catastrophes incurred in prior years. The significant decrease of cash flow from operating activities to USD 399.9 million cash outflow for the year ended December 31, 2005 compared with an inflow of USD 358.7 million in 2004 was due to the reduction in overall business volume and commutation payments during 2005. Cash provided for these measures was mainly obtained through the liquidation of investments.
The net cash used in investing activities of USD 42.8 million for the year ended December 31, 2006 reflects the impact of the sale of the North American operations in the fourth quarter 2006, a net outflow of USD 273.8 million (proceeds less cash sold). The proceeds of the sale of Swiss direct real estate held in 2006 provided net cash inflow of USD 130.1 million.
Cash used in financing activities for the year ended December 31, 2006 was USD 91.6 million and included cash payments of USD 76.2 million related to deposit liabilities compared with USD 36.8 million cash used in financing activities in 2005. For the year ended December 31, 2004, cash provided by financing activities was USD 347.8 million which was primarily driven by the proceeds, net of related expenses, received from the Rights Offering that occurred in October 2004, offset by the payment of dividends to shareholders.
As of December 31, 2006, Converium Holding AG had cash and cash equivalents of USD 18.4 million. Significant cash needs in 2007 will be the payment of the 2006 dividend to the shareholders and interest payments to Converium Finance S.A., Luxembourg of approximately USD 10.5 million, related to the note payable with a principal of USD 150.0 million. The cash needs are primarily financed through existing cash funds held at Converium Holding AG, inter-company loan receivables from Converium AG, Switzerland, Converium IP Management AG, Switzerland and Converium Finance Ltd., Bermuda.
Following the ratings upgrade on February 28, 2007, Converium is in a better position to more efficiently leverage its balance sheet. The Company will seek to take advantage of beneficial financing conditions and increase hybrid debt to USD 500.0 million. The funds raised will refinance current outstanding hybrid debt, and allow for USD 300.0 million to be returned to shareholders following shareholders approval.
Critical accounting policies
Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these financial statements in accordance with US GAAP requires the use of estimates and judgments that affect the reported amounts and related disclosures. Changes in our financial and operating environment could influence the accounting estimates that support our financial statements. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management. The assumptions and judgments used by management are the ones they believe to be the most appropriate at this time. However, as described below, these estimates could change materially if different information or assumptions were used. The descriptions below are summarized and have been simplified for clarity. A more detailed description of these and other significant accounting policies used by us in preparing our financial statements is included in the Notes to the Consolidated Financial Statements.

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Non-life loss and loss expense reserves
We are required by applicable insurance laws and regulations, as well as US GAAP, to establish reserves for payment of losses and loss expenses that arise from our non-life reinsurance and insurance businesses. Loss and loss expense reserves are based on estimates of future payments to settle claims, including legal and other expenses. The liability for unpaid losses and loss expenses for property and casualty business includes amounts determined from loss reports on individual cases (“case reserves”) and amounts for losses incurred but not yet reported (“IBNR”), including expected development of reported claims. Upon receipt of a notice of claim from a ceding company, we establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be increased (“additional case reserves” or “ACR’s”) or reduced if necessary to reflect our best estimate of the liability, by our claims departments. Our cedents are domiciled in many countries around the world and typically apply local practices and regulations when handling losses. This leads to a wide variety of approaches, in among other things, setting individual claims reserves, recording loss data and handling loss adjustments. In particular, the legal systems, loss reporting and applicable accounting rules can vary greatly by country and can potentially lead to inconsistent information and information flow from our cedents to us, with respect to timing, format and level of detail. These factors are considered when managing and assessing claims and establishing loss reserves and should be noted when reviewing the reserve splits in the table below.

			Total gross non-life
	Case reserves	IBNR	loss reserves
Standard Property & Casualty Reinsurance	1,423.6	1,141.9	2,565.5
Specialty Lines	1,940.3	1,558.0	3,498.3
Life & Health Reinsurance	79.5	205.3	284.8
Total	3,443.4	2,905.2	6,348.6
The Life & Health Reinsurance segment contains loss reserves related to Accident and Health business.
If a contract is commuted, we reduce loss and loss expenses carried on our balance sheet and record a gain or loss for the difference between loss and loss expenses carried on our balance sheet and the commutation payment.
We estimate our loss and loss expense reserves on the basis of facts reported to us by ceding companies and in conjunction with actuarial estimates and methodologies for instances where we have not received reports from ceding companies. Our estimates of losses and loss expenses are subject to assumptions reflecting economic and other factors such as inflation rates, changes in legislation, court rulings, case law and prevailing concepts of liability, which can change over time. In addition, if ceding company data is not provided to us on a timely basis, this could potentially impact the accuracy of our estimates. The risks associated with making the estimate for assumed loss reserves include, among other things, those uncertainties prevalent in making assumptions for long-tailed lines of business, the time lag in information reporting by cedents and differing reserving approaches among cedents.
The amount of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer is commonly referred to in the industry as the “reporting tail”. Lines of business for which claims are reported quickly are commonly referred to as “short-tailed” lines; and lines of business for which a longer period of time elapses before claims are reported to the reinsurer are commonly referred to as “long-tailed” lines. The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, among other things, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies.

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Management’s discussion and analysis of financial condition and results of operations
As a consequence, the estimation of loss and loss expense reserves is dependent on many assumptions and selection of parameters, and their combination. One of the most critical assumptions, particularly for lines with long-tail characteristics, is the selection of the reporting tail. The reporting tail is the period of time that elapses before a claim is reported to the cedent and then subsequently reported to the reinsurer. A change of this factor can lead to a substantially different estimate of ultimate losses and therefore reserves for loss and loss expenses. This change in the tail factor could be triggered by any of the drivers mentioned prior, or a combination thereof.
As a result of these uncertainties and other factors, actual losses and loss expenses may deviate, perhaps materially, from expected ultimate costs which are reflected in our current reserves. This is evident in our actual experience of prior years’ calendar year favorable net loss expenses incurred development, which was as follows:

		Favorable development
	Net loss reserves	of prior years’ net loss	Development
	beginning	expenses incurred	on prior years’ loss
	of year	during the year	reserves (%)
2004	4,614.7	101.5	2.2
2005	5,817.7	111.2	1.9
2006	5,498.2	145.2	2.6
The current year development reflects the composite effect of the factors described above. It is not possible to identify the effect of each individual factor because of the inter-relationship between such factors.
Prior years’ favorable net loss expenses incurred in 2006 of USD 145.2 million were primarily driven by net favorable development of prior years’ loss reserves of USD 102.8 million, and the reversal of reserves relating to prior years’ premium accruals in the amount of USD 42.4 million.
Prior years’ favorable net loss expenses incurred in 2005 of USD 111.2 million were primarily driven by net favorable development of prior years’ loss reserves of USD 86.0 million and the reversal of reserves relating to prior years’ premium accruals in the amount of USD 25.2 million.
Prior years’ favorable net loss expenses incurred in 2004 of USD 101.5 million were primarily driven by net adverse development of prior years’ loss reserves of USD 72.8 million, the reduction of a reinsurance recoverable of USD 12.0 million, which was partially offset by the reversal of reserves relating to prior years’ premium accruals in the amount of USD 186.3 million.
We, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, therefore we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume. To mitigate this risk our claims departments conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We rely on our ability to effectively monitor the claims handling and claims reserving practices of ceding companies in order to establish proper loss reserves. Moreover, prior to accepting certain risks, our claims departments are often requested by underwriters to conduct pre-underwriting claims audits of prospective ceding companies. We attempt to evaluate the ceding company’s claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, the claims departments provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.
We use historical loss information in our assessment/analysis of existing loss reserves and /or as a means of noticing unusual trends in the information received from the cedents. Our analyses of estimated loss reserves are based on, among other things, original pricing analyses as well as our experience with similar lines of business and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims and product mix, as well as court decisions and economic conditions. Our estimates of reserves

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from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated periodically. Adjustments resulting from this process are reflected in current income. Our analyses rely upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.
The impact of changes in loss estimates can be mitigated by risk diversification. Risk diversification is a basic risk management tool in the insurance and reinsurance industry; as a multi-line reinsurer there are always likely to be reserve adjustments at the line of business level. Our book of business is broadly diversified by line of business as well as balanced by region and by the expected duration of its claims obligations.
Our Standard Property & Casualty Reinsurance segment is primarily comprised of short and medium-tail lines of business and accounted for 40.4%, 40.0%, and 45.4% of our gross non-life loss and loss expense reserves at December 31, 2006, 2005 and 2004, respectively. Our Specialty Lines segment is primarily comprised of medium and long-tail lines of business and accounted for 55.1%, 55.2% and 50.3% of our gross non-life loss and loss expense reserves at December 31, 2006, 2005 and 2004, respectively. As discussed in the reporting tail description above, this factor can have a significant impact on the volatility of reserves and the uncertainties that exist in the reserve estimation process.
Premiums
When we underwrite business, we receive premiums for assuming the risk. Premiums written in any given period include premiums reported to us by our clients and those we estimate and accrue on contracts underwritten. Reported premiums written and earned are based upon reports received from cedents, supplemented by our own estimates of premiums written for which ceding company reports have not been received.
In a typical reporting period, we generally earn a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of our premiums written will not be earned until future periods. We allocate premiums written but not yet earned to an unearned premium reserve, which represents a liability on our balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earn. Premiums are typically earned on a pro-rata basis over the period that the coverage is in effect. Our premium earned and written estimates are regularly reviewed and enhanced as information is reported to us by our clients and we are able to refine our estimates and assumptions. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
A key assumption used by management to arrive at its best estimate of assumed premiums is its assessment of expected reporting lags. In addition, they also use the following assumptions: (i) estimated written premium, (ii) change in mix of business; and (iii) ceding company seasonality of premium writing.
Management uses information provided by ceding companies as the initial basis for determining its premium accrual estimates and then further refines it based on known trends within the industry and the book of business.
We write a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. This mix of business can change significantly from one period to the next and these changes can cause the relationship between written and earned premiums to differ, perhaps significantly, on a year-to-year basis. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect this difference in our mix of business from year to year. Our underwriters and client relationship managers, in their analysis of trends, relate the change in premiums earned to the change in premiums written.
Similarly, the seasonality of premium writings are also analyzed on a regular basis by our underwriters and client relationship managers, taking into account the underlying business, the local market environments and emerging trends.
Our estimation procedures are also affected by the timeliness and comprehensiveness of the information our clients provide to us. The time lag between the release of this information from the ceding company to us can be significant and depends on the reporting frequency of the underlying accounts.

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Management’s discussion and analysis of financial condition and results of operations
Consideration receivable for a retroactive reinsurance contract is recognized as premiums earned at the inception of the contract.
Deposit accounting
In the ordinary course of business, we both purchase, or cede and sell, or assume, property and casualty reinsurance protection. For both ceded and assumed reinsurance, risk transfer requirements mainly those in SFAS 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” must be met in order to obtain reinsurance accounting, principally resulting in the recognition of cash flows under the contract as premium and losses. If risk transfer requirements are not met, a contract is to be accounted for under deposit, typically resulting in the recognition of cash flows under the contract as a deposit asset or liability and not as revenue or expense. Generally, to meet risk transfer requirements, a reinsurance contract must include both insurance risk, consisting of underwriting and timing risk and a reasonable possibility of a significant loss for the assuming entity.
Reinsurance and insurance contracts that include both significant risk sharing provisions, such as adjustments to premiums or loss coverage based on loss experience and relatively low policy limits as evidenced by a high proportion of maximum premium assessments to loss limits, can require considerable judgment to determine whether or not risk transfer requirements are met. For such contracts, often referred to as finite or structured products, we require that risk transfer be specifically assessed for each contract by developing expected cash flow analyses at contract inception. To support risk transfer, the cash flow analyses must support the fact that a significant loss is reasonably possible. For purposes of cash flow analyses, we generally use a risk-free rate of return consistent with the expected average duration of loss payments. In addition, to support insurance risk, we must prove the reinsurer’s risk of loss varies consistently with that of the reinsured and /or support various scenarios under which the assuming entity can recognize a significant loss.
In the event that a transaction does not meet risk transfer requirements, the transaction will be accounted for in accordance with AICPA Statement of Position 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk” (“SOP 98-7”). SOP 98-7 applies to proposed, assumed and ceded reinsurance transactions that fail risk transfer because there is (1) underwriting risk and timing risk but the underwriting risk is not significant or (2) significant underwriting risk but timing risk is not significant, or (3) underwriting risk and timing risk but not significant underwriting and timing risk. In general, most of the assumed finite transactions underwritten by Converium fail the risk transfer test because there is underwriting risk and timing risk but the underwriting risk is not significant. In these instances a deposit asset / liability is recognized on the balance sheet based on the net cash flows of the transaction. These amounts accrete interest income / expense utilizing the effective interest method based on amounts ultimately estimated to be paid and the time to settlement of the asset / liability. Most of the finite transactions also include a non-refundable fee (reinsurer’s margin) which is retained by the reinsurer irrespective of the experience on the contract. This fee is recognized as other income / expense over the coverage period of the policy and is not recorded as a deposit asset / liability.
In the event that the circumstances change and a loss will be ceded to the contract which will not ultimately be supported by an interest rate that can be earned on the deposit, then the deposit will be recognized into income/expense over the coverage period of the contract and a loss liability / recoverable will be recognized equal to the expected losses on the contract discounted by the risk free rate in accordance with SOP 98-7.
Reinsurance recoverables
We cede reinsurance to retrocessionaires in the normal course of business. Under US GAAP, reinsurance is recorded gross in the balance sheet. Reinsurance assets (recoverables) include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contracts.
Retrocessional reinsurance arrangements generally do not relieve us from our direct obligations to our reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. Failure of retrocessionaires to indemnify us due to insolvencies or disputes could result in uncollectible amounts and losses to us. We establish an allowance for potentially uncollectible recoverables from retrocessionaires for amounts owed to us that management believes will not be collected. In addition, we immediately charge operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the allowance or expense.

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Foreign currency translation
We report our financial information in US dollars. However, a large portion of our revenues and expenses are denominated in other currencies including the Euro, UK pound, Swiss franc and Japanese yen. Since these currencies are functional currencies for our business units, translation differences are recorded directly in shareholders’ equity.
Invested assets
The majority of our fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which we have the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less unamortized net unrealized gains. Fixed maturities and equity securities, which we buy with the intention to resell in the near term, are classified as trading and are carried at fair value. Unrealized gains or losses on investments carried at fair value, except those designated as trading, are recorded in other comprehensive income, net of deferred income taxes.
Investments in which the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Any decline in value of equity method investments considered by management to be other than temporary is charged to income in the period in which it is determined.
Other-than-temporary impairment
Based on quantitative and qualitative factors, the Company reviews at least quarterly individual debt and equity securities classified as held-to-maturity or available-for-sale, for whether or not there is an indication that a decline in fair value below the investment security’s carrying value is considered other-than-temporary.
If the decline in fair value is judged to be other-than-temporary, and management does not have the intent and ability to hold the investment until recovery, impairment is deemed to have occurred and the cost basis of the security shall be written down to fair value as the new cost basis. The amount of this write-down should be recognized as impairment of securities in the statement of income.
For all marketable and non-marketable equity and debt securities where the cost basis has remained in excess of the fair value for twelve months consecutively and the fair value has declined by 20% or more of the cost basis, except in circumstances where potential recovery for equity securities can be conclusively demonstrated and documented, the declines will be presumed to be other-than-temporary and thus impaired and must be written down to the fair value. Furthermore, management believes that where there is a 50% or more magnitude of decline, an impairment provision should immediately be recognized.
For securities expected to be sold, an other-than-temporary charge should be recognized if the Company does not expect the fair value to recover prior to the expected date of sale.
Converium has outsourced investment management to recognized and experienced professional funds managers that operate and are monitored in relation to the specific investment guidelines of the Company, and has sufficient control to support our ability and intent assertions where applicable.
Income taxes
Deferred income taxes are provided for all temporary differences that are based on the difference between the financial statement carrying amounts and the income tax bases of assets and liabilities, tax effected using enacted local income tax rates and laws. In addition, a deferred tax asset has been established for net operating loss carry forwards. Converium has significant net operating loss carry forwards that the Company can use to offset future taxable income. Realization of the deferred tax asset related to these carry forwards is dependent upon generating sufficient taxable income within specified future periods. Converium establishes a valuation allowance against its net deferred tax asset based upon its assessment if it is more than likely than not that some or the entire deferred tax asset will not be realized in the applicable jurisdiction. In establishing the appropriate valuation allowance against its deferred tax asset, Converium must, to the extent that no valuation allowance has been established, make judgments about its ability to recognize the benefit of the asset over time, including its ability to utilize the net operating loss carry forwards.
The Company does not affirmatively apply the exception to the recognition of deferred taxes under Accounting Principles Board Opinions No. 23 (APB23 ), “Accounting for Income Taxes-Special Areas”, and therefore is required under SFAS No. 109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors, including no positive

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Management’s discussion and analysis of financial condition and results of operations undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings of the foreign subsidiaries and joint ventures.
Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies”.
Goodwill and other intangible assets
Goodwill and intangible assets with an indefinite life are no longer amortized with effect from January 1, 2002, in accordance with SFAS 142. The Company continues to review the carrying value of goodwill related to all of its investments for any impairment on an annual basis. If it is determined that an impairment exists, the Company adjusts the carrying value of goodwill to fair value. The impairment charge is recorded in the period in which it is determined.
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining unamortized balance of the intangible asset will be amortized on a straight-line basis over the newly determined expected useful life of the asset. See Note 7 for further information on goodwill and intangible assets.
Recent Accounting Pronouncements
See Note 1 for a discussion on recent accounting pronouncements.
Qualitative and quantitative disclosures about market risks
As a provider of reinsurance solutions, effective risk management is fundamental to our ability to protect both the interests of our clients and shareholders. We have accordingly established risk and investment management processes and procedures to actively manage our exposure to qualitative and quantitative market risks. Our risk and investment management procedures focus on ensuring that all of our operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business.
We consider our market risk to consist primarily of our exposure to adverse market value changes in our assets, across both short- and long-term periods. Our market risk includes multiple sources of market price fluctuations, including interest rate risks, credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to our exposure to adverse market value changes in our assets and the potential inability to realize asset values on a timely basis.
We principally manage our long-term market risks through a procedure we refer to as asset/liability management, or ALM, through which we seek to understand and manage the dynamic interactions between our assets and liabilities. We utilize and continually develop firm-wide ALM processes and models to manage our aggregate financial risks and the correlation between financial risks and underwriting risks. The primary goal of our ALM procedures is to match, in terms of timing and currency, anticipated claims payments to our cedents with investment income and repayments generated by our invested assets and to improve our understanding of the correlation between financial risks and underwriting risks. Because fixed income securities generally provide more stable investment income than equity securities, the preponderance of our investments are in fixed income instruments. Although our ALM techniques are based on theoretical and empirical models and can lead to incorrect assumptions, we believe that the careful use of these ALM techniques leads to a better understanding of the risks inherent in our assets and liabilities and is therefore an important element of our risk and investment management process. Our principal ALM techniques include cash flow analysis, scenario testing and stochastic modeling. (See the ALM graph in the Risk Management section).

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To help manage our aggregate exposure to concentration and credit risks, we analyze the concentration of our risk by entity, risk category (asset, underwriting, retrocession), industry and credit rating. These concentrations and credit risks are reviewed every six months by our ALM Committee as a part of the review and approval of the ALM report.
Sensitivity analyses for invested assets
Approximately 88.8% of our investment securities are classified for accounting purposes as available-for-sale. These securities are carried at their fair market value as of the balance sheet date with movements in fair value recorded in shareholders’ equity. In contrast to these assets, certain liability reserves, particularly non-life reinsurance reserves, are not shown at fair market values as of the balance sheet date. Therefore, US GAAP accounting practices typically result in more volatile assets than liabilities. This, in turn, may lead us to report more volatile shareholders’ equity on our balance sheet than we believe may economically be the case.
The following risk analyses on interest rate, foreign exchange and equity market risks do not take into account that there are strategies in place to minimize the exposures to market fluctuations. These strategies include, among others, changes in asset allocation and the sale of investments and the management of the portfolio duration. As the risk analyses focus on the identification of risk exposures that impact the market value of assets alone and assume that the change in the value of assets is temporary while the liability reserves would not change, it is important for the reader to recognize that the risks discussed herein are significantly mitigated to the extent that the Company’s investment strategy allows market forces to influence the economic valuation of both assets and liabilities in generally the same way.
Interest rate risk
We have based our computations of interest rate sensitivity on numerous assumptions. Therefore, they should not be relied on as indicative of future results.
Our investments are subject to interest rate risks. Fluctuations in interest rates have a direct impact on the market valuation of our fixed income portfolio, such that market values of fixed income securities fall as interest rates rise and vice versa. Our interest rate risk is concentrated in the United States, United Kingdom and Europe and is highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. The estimated potential exposure of our total fixed income securities portfolio to a one percentage point increase of the corresponding government bond yield curves would be an after-tax reduction in net assets of USD 86.8 million, which represents approximately 4.7% of our total shareholders’ equity as of December 31, 2006. This reduction would be offset by higher investment income earned on newly invested funds.
The company manages interest rate risk by constructing bond portfolios in which the economic impact of a general interest rate shift is comparable to the impact on the related liabilities. To protect our balance sheet from a possible rise of the yield curves, we stabilized our modified duration of our bond portfolio, excluding held-to-maturity securities, to 3.3. Additionally, our portfolio of held-to-maturity government bonds reduced to USD 718.3 million (18.7% of our fixed maturities portfolio, excluding the Funds Withheld Asset) attributable to the sale of our discontinued operations and maturing fixed maturities securities. The duration of the held-to-maturity portfolio is 2.8. The company believes that this matching process mitigates the overall interest rate risk on an economic basis.
As of December 31, 2006, all of our debt outstanding was at fixed interest rates. Thus, an increase in interest rates would currently have no effect on our annual interest expense or reported shareholders’ equity, as we account for debt at amortized cost, not fair value.
Foreign exchange risk
Our general practice is to invest in assets that match the currency in which we expect related liabilities to be paid. We tend thus to invest our assets with the same currency allocation as our technical liabilities. This results in the same currency split for the assets backing our shareholders’ equity. This practice supports sound currency asset / liability management, but if not properly matched, there is a translation risk of currency rate changes against the US dollar that may adversely affect our reported shareholders’ equity when expressed in US dollars.
Shareholders’ equity held in local insurance units is primarily kept in local currencies to the extent that shareholders’ equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates our efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. In line with our functional currency concept, the differences resulting from the currency rate changes are recorded in shareholders’ equity as cumulative currency translation adjustments.

58  |

Management’s discussion and analysis of financial condition and results of operations
Equity market risk
We hold approximately 11.5% (including our participation in PSP Swiss Property AG and Real Estate Equity Securities) of our invested assets in equity securities, which are subject to equity market risk. Our equity market risk is predominantly in developed markets and concentrated in the United States, United Kingdom and Europe and is highly sensitive to general economic and stock market conditions. The equity investment portfolio is invested in broad market indices in order to achieve desired diversification and market performance. The estimated potential exposure of our consolidated net assets to a 10% decline in all stock markets as of December 31, 2006 would be an after-tax reduction in net assets of USD 62.4 million, which represents approximately 3.4% of our total shareholders’ equity as of December 31, 2006.
Our strategic asset allocation combines a large percentage of investments in high-quality bonds with investments in equity securities. This allocation seeks to generate strong positive returns with acceptable risks over the long-term, while protecting against excessive risks in periods of severe market distress.
During a severe stock market correction associated with a weak economy, recession or depression, losses in the fair market value of equity securities tend to be partially offset by gains on high-quality bonds arising from falling interest rates. We seek to match our investments with our underlying liabilities in the countries and territories in which we operate. Consequently, we strive to keep our equity portfolio diversified so as to provide a broad exposure across major sectors of individual stock markets. We restrict our maximum investment in any one equity security or equity sector by reference to local benchmarks and insurance regulations.
Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.
The table below shows the approximate effect on shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures on invested assets at December 31, 2006 against the US dollar:

	Adverse exchange	Approximate decline
	rate movement	in shareholders’
	against the US dollar	equity
Euro	10%	USD 155.3 million
Swiss franc	10%	USD 15.0 million
UK pound	10%	USD 188.0 million
As of December 31, 2006 and 2005, we had unrealized cumulative translation gains of USD 191.9 million and USD 96.9 million, respectively.
Our reported premiums, losses and expenses are also affected by exchange rate fluctuations. Business written in currencies other than the US dollar is translated at average exchange rates for the period and therefore exchange rate movements from period to period can have a significant effect on our US dollar reported premiums, losses and expenses.

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The table below shows the percentage of key income statement and balance sheet items, denominated by our main currencies as of and for the year ended December 31, 2006:

	US		UK	Swiss	Japanese
	dollar	Euro	pound	franc	yen	Other	Total

Income statement
Net premiums written	20%	34%	26%	2%	3%	15%	100%
Net investment income	40%	17%	29%	12%	—	2%	100%
Losses, loss expenses and life benefits	15%	28%	27%	3%	4%	23%	100%
Acquisition costs	23%	38%	21%	1%	3%	14%	100%
Other operating and administration expenses	28%	14%	4%	52%	—	2%	100%
Interest expense	99%	1%	—	—	—	—	100%

Balance sheet
Total invested assets	40%	25%	29%	2%	1%	3%	100%
Reinsurance assets	54%	6%	37%	2%	—	1%	100%
Losses and loss expenses, gross	34%	24%	34%	1%	1%	6%	100%
Unearned premiums, gross	33%	14%	42%	1%	1%	9%	100%
Future life benefits, gross	32%	68%	—	—	—	—	100%
Debt	100%	—	—	—	—	—	100%

60 |

Management’s discussion and analysis of financial condition and results of operations
Cautionary note regarding forward-looking statements
This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.
In particular, statements using words such as “expect, “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in any forward-looking statements, including the following:
–	the impact of the recent ratings changes and a further lowering or loss of one of our financial strength ratings;

–	uncertainties of assumptions used in our reserving process;

–	risks associated with implementing our business strategies;

–	cyclicality of the reinsurance industry;

–	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates;

–	acts of terrorism and acts of war;

–	changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio;

–	actions of competitors, including industry consolidation and development of competing financial products;

–	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets;

–	a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time;

–	political risks in the countries in which we operate or in which we reinsure risks;

–	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized;

–	the effect on us and the insurance industry as a result of the investigations being carried out by US and international regulatory authorities including the US Securities and Exchange Commission (“SEC”) and New York’s Attorney General;

–	changes in our investment results due to the changed composition of our invested assets or changes in our investment policy;

–	failure of our retrocessional reinsurers to honor their obligations or changes in creditworthiness of our reinsurers;

–	our failure to prevail in any current or future arbitration or litigation; and

–	extraordinary events affecting our clients, such as bankruptcies and liquidations.
The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.
The Company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with a perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

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Converium Holding AG and Subsidiaries
Report of the group auditors
To the General Meeting of Converium Holding AG, Zug
As auditors of the Group, we have audited the consolidated financial statements (comprising consolidated balance sheet, income statement, statement of cash flows, statement of changes in equity and notes), set out on pages 62 to 116, of Converium Holding AG for the year ended December 31, 2006.
These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualifications and independence.
Our audit was conducted in accordance with Swiss Auditing Standards and with the Standards of the Public Company Accounting Oversight Board of the United States of America, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements, after the restatement described in Note 1 (a), present fairly, in all material respects, the financial position of Converium Holding AG, the results of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America and comply with Swiss law.
As discussed in Note 1 (q), the Group changed its accounting for pensions in accordance with SFAS 158.
We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

A. Hill	M. Frei
Auditor in charge

Zurich, March 19, 2007

62 |

Converium Holding AG and Subsidiaries
Consolidated statements of income

(USD million, except per share information)
Year ended December 31	Notes	2006	2005	2004

Revenues
Gross premiums written		1,980.9	1,955.0	3,492.2
Less ceded premiums written		–128.9	–171.9	–236.3
Net premiums written	10	1,852.0	1,783.1	3,255.9
Net change in unearned premiums		–40.3	471.7	–157.4
Net premiums earned	10	1,811.7	2,254.8	3,098.5
Net investment income	6	260.4	257.8	227.5
Net realized capital gains (losses)	6	18.9	31.3	31.2

Total revenues from continuing operations		2,091.0	2,543.9	3,357.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	8,10	–1,187.8	–1,720.1	–2,395.0
Acquisition costs	10	–482.1	–537.4	–753.9
Other operating and administration expenses		–148.6	–163.5	–153.8
Other loss		–0.5	–21.9	–4.7
Interest expense	11	–16.7	–17.2	–18.7
Amortization of intangible assets	7	—	–21.5	–9.9
Restructuring costs	3	0.2	–12.1	–0.2

Total benefits, losses and expenses from continuing operations		–1,835.5	–2,493.7	–3,336.2

Income from continuing operations before taxes		255.5	50.2	21.0
Income tax (expense) benefit	12	–40.5	–16.1	4.6
Income from continuing operations		215.0	34.1	25.6
(Loss) income from discontinued operations, net of tax	2	–157.9	34.6	–608.1
Net income (loss)		57.1	68.7	–582.5

Basic earnings (loss) per share:
from continuing operations	23	1.47	0.23	0.40
from discontinued operations	23	–1.08	0.24	–9.59

Total basic earnings (loss) per share	23	0.39	0.47	–9.19

Diluted earnings (loss) per share:
from continuing operations	23	1.45	0.23	0.40
from discontinued operations	23	–1.07	0.23	–9.49

Total diluted earnings (loss) per share	23	0.38	0.46	–9.09

The notes to the financial statements are an integral part of these financial statements.

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Converium Holding AG and Subsidiaries
Consolidated balance sheets

(USD million, except per share information)			2005
As of December 31	Notes	2006	Restated

Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	6	718.3	793.6
Available-for-sale securities:
Fixed maturities	6	3,122.5	4,169.8
Equity securities	6	734.7	362.6
Other investments		204.2	253.1
Short-term investments		44.9	35.1

Total investments		4,824.6	5,614.2

Funds Withheld Asset	6	940.7	1,020.1

Total invested assets		5,765.3	6,634.3

Other assets
Cash and cash equivalents		633.1	647.3
Premiums receivable:
Current		114.5	193.7
Accrued		766.4	865.6
Reserves for unearned premiums, retro		31.1	37.8
Reinsurance assets:
Underwriting reserves	10	647.2	805.1
Insurance and reinsurance balances receivable		34.1	37.6
Funds held by reinsureds		1,940.1	1,817.4
Deposit assets		2.5	183.4
Deferred policy acquisition costs		349.6	304.3
Deferred income taxes	12	5.6	1.0
Other assets	7	233.5	298.4

Total assets		10,523.0	11,825.9

64 |

Converium Holding AG and Subsidiaries
Consolidated balance sheets

(USD million, except per share information)			2005
As of December 31	Notes	2006	Restated

Liabilities and shareholders’ equity
Liabilities
Reinsurance liabilities
Unpaid losses and loss expenses	8	6,348.6	7,568.9
Future life benefits, gross	10	510.7	405.6
Insurance and reinsurance balances payable		177.6	226.3
Reserves for unearned premiums, gross	10	682.3	610.8
Other reinsurance liabilities		103.7	127.8
Funds held under reinsurance contracts		167.3	332.9
Deposit liabilities		250.2	300.6
Deferred income taxes	12	46.5	8.1
Accrued expenses and other liabilities		196.0	200.3
Debt	11	194.1	391.2

Total liabilities		8,677.0	10,172.5

Shareholders’ equity
Common stock CHF 5 nominal value, 146,689,462 and 146,689,462 shares issued, respectively (146,154,559 and 146,473,231 shares outstanding, respectively)	15	554.9	554.9
Additional paid-in capital		1,297.1	1,295.6
Treasury stock (534,903 and 216,231 shares, respectively)		–6.7	–1.5
Unearned stock compensation	14	0.9	–3.5
Total accumulated other comprehensive income:
Pension liabilities, net of taxes	13	–8.7	–4.9
Net unrealized gains on investments, net of taxes	6	98.0	42.7
Cumulative translation adjustments, net of taxes	4	191.9	96.9

Total accumulated other comprehensive income		281.2	134.7

Retained deficit		–281.4	–326.8

Total shareholders’ equity		1,846.0	1,653.4

Total liabilities and shareholders’ equity		10,523.0	11,825.9

The notes to the financial statements are an integral part of these financial statements.

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Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(USD million)
Year ended December 31	2006	2005	2004

Cash flows from operating activities
Net income (loss)	57.1	68.7	–582.5

Adjustments for
Loss on disposal of investment in subsidiaries	190.1	—	—
Net realized capital losses (gains) on investments	–18.3	–25.5	–46.5
Amortization of premium/discount	37.2	50.7	59.1
Depreciation and amortization	7.4	39.6	34.2
Deferred tax, net	30.2	4.4	189.0
Other, net	7.9	—	—
Impairment of goodwill	—	—	94.0

Total adjustments	254.5	69.2	329.8

Changes in operational assets and liabilities
Premiums receivable	213.0	567.3	–106.7
Reserves for unearned premiums, retro	10.8	13.1	54.1
Reinsurance assets	53.7	200.2	129.6
Funds held by reinsureds	84.4	–180.2	–332.9
Funds Withheld Asset	148.8	197.5	283.8
Deferred policy acquisition costs	–14.8	149.3	–80.8
Unpaid losses and loss expenses	–621.6	–1,053.3	716.6
Future life benefits, gross	71.8	–4.9	41.2
Insurance and reinsurance balances payable	5.0	–104.8	378.9
Reserves for unearned premiums, gross	15.5	–596.3	–224.4
Other reinsurance liabilities	–25.6	50.2	–94.3
Funds held under reinsurance contracts	–152.3	161.8	–5.0
Income taxes, net	–1.8	11.2	44.6
Changes in all other operational assets and liabilities	–19.3	51.1	–193.3

Total net change in all other operational assets and liabilities	–232.4	–537.8	611.4

Cash provided by (used in) operating activities	79.2	–399.9	358.7

66 |

Converium Holding AG and Subsidiaries
Consolidated statements of cash flows

(USD million)
Year ended December 31	2006	2005	2004

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	–4.7	–228.2
Proceeds from sales and maturities of fixed maturities	2,002.7	4,301.4	4,116.0
Purchases of fixed maturities available-for-sale	–1,743.4	–4,063.6	–4,420.2
Cash flows fixed maturities securities	259.3	233.1	–532.4
Proceeds from sales of equity securities	160.1	186.7	983.1
Purchases of equity securities	–451.5	–125.8	–537.5
Cash flows equity securities	–291.4	60.9	445.6
Proceeds from disposal of investments in subsidiaries, net of cash	–273.8	—	—
Net (increase) decrease in short-term investments	13.7	73.4	–55.3
Proceeds from sales of other assets	173.4	52.8	82.3
Purchases of other assets	–57.0	–43.4	–144.0
Net decrease (increase) in deposit assets	133.0	–13.0	–111.6
Cash flows from other investing activities	263.1	69.8	–228.6
Net cash (used in) provided by investing activities	–42.8	363.8	–315.4

Cash flows from financing activities
Net purchases of common shares	–3.7	–1.5	–6.0
Dividends to shareholders	–11.7	—	–47.8
Proceeds from Rights Offering	—	—	428.4
Rights Offering issuance costs	—	—	–25.1
Net (decrease) increase in deposit liabilities	–76.2	–35.3	–1.7
Net cash (used in) provided by financing activities	–91.6	–36.8	347.8
Effect of exchange rate changes on cash and cash equivalents	41.0	39.3	9.0
Change in cash and cash equivalents	–14.2	–33.6	400.1
Cash and cash equivalents as of January 1	647.3	680.9	280.8
Cash and cash equivalents as of December 31	633.1	647.3	680.9
The notes to the financial statements are an integral part of these financial statements.

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Converium Holding AG and Subsidiaries
Consolidated statements of changes in shareholders’ equity

					Accumulated
		Additional		Unearned	other	Retained
	Common	paid-in	Treasury	stock	comprehensive	deficit /	Total
(USD million)	stock	capital	stock	compensation	income	surplus	equity

Balance, December 31, 2003 as reported	253.0	1,256.6	–10.0	–6.1	254.4	180.1	1,928.0
Restatement adjustment (see Note 1)	—	–58.6	—	—	—	58.6	—
Balance, December 31, 2003 as restated	253.0	1,198.0	–10.0	–6.1	254.4	238.7	1,928.0
Net loss	—	—	—	—	—	–582.5	–582.5
Change in minimum pension liability, net of taxes	—	—	—	—	–6.5	—	–6.5
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	–40.6	—	–40.6
Translation adjustments	—	—	—	—	81.4	—	81.4
Other comprehensive income	—	—	—	—	34.3	—	34.3
Total comprehensive income (loss)	—	—	—	—	34.3	–582.5	–548.2
Dividends to shareholders	—	—	—	—	—	–47.8	–47.8
Transfer to general legal reserve	—	3.9	—	—	—	–3.9	—
Purchases of common shares	—	—	–6.0	—	—	—	–6.0
Releases of common shares from treasury	—	–8.2	8.3	—	—	—	0.1
Net amortization of stock compensation	—	11.0	—	–1.4	—	—	9.6
Increase in capital due to rights offering	428.4	—	—	—	—	—	428.4
Decrease of nominal value	–126.5	126.5	—	—	—	—	—
Rights offering issuance costs	—	–29.3	—	—	—	—	–29.3
Balance, December 31, 2004	554.9	1,301.9	–7.7	–7.5	288.7	–395.5	1,734.8
Net income	—	—	—	—	—	68.7	68.7
Change in minimum pension liability	—	—	—	—	2.8		2.8
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	–62.5	—	–62.5
Translation adjustments	—	—	—	—	–94.3	—	–94.3
Other comprehensive loss	—	—	—	—	–154.0	—	–154.0
Total comprehensive (loss) income	—	—	—	—	–154.0	68.7	–85.3
Purchases of common shares	—	—	–1.5	—	—	—	–1.5
Releases of common shares from treasury	—	–7.7	7.7	—	—	—	—
Net amortization of stock compensation	—	1.4	—	4.0	—	—	5.4
Balance, December 31, 2005	554.9	1,295.6	–1.5	–3.5	134.7	–326.8	1,653.4
Net income	—	—	—	—	—	57.1	57.1
Change in minimum pension liability, net of taxes	—	—	—	—	1.1	—	1.1
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	55.3	—	55.3
Translation adjustments	—	—	—	—	95.0	—	95.0
Other comprehensive income	—	—	—	—	151.4	—	151.4
Total comprehensive income	—	—	—	—	151.4	57.1	208.5
Recognition impact of SFAS 158, net of tax	—	—	—	—	–4.9	—	–4.9
Dividends to shareholders	—	—	—	—	—	–11.7	–11.7
Purchases of common shares	—	—	–16.1	—	—	—	–16.1
Releases of common shares from treasury	—	–10.9	10.9	—	—	—	—
Stock compensation, net	—	12.4	—	4.4	—	—	16.8
Balance, December 31, 2006	554.9	1,297.1	–6.7	0.9	281.2	–281.4	1,846.0
The notes to the financial statements are an integral part of these financial statements.

68 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Schedule of segment data

	Standard Property &						Total
(USD million)	Casualty Reinsurance			Specialty Lines			Non-life consolidated
Year ended December 31	2006	2005	2004	2006	2005	2004	2006	2005	2004

Gross premiums written	890.6	803.1	1,509.0	777.0	833.1	1,655.3	1,667.6	1,636.2	3,164.3
Less ceded premiums written	–73.7	–64.1	–131.6	–47.6	–95.4	–90.0	–121.3	–159.5	–221.6
Net premiums written	816.9	739.0	1,377.4	729.4	737.7	1,565.3	1,546.3	1,476.7	2,942.7
Net change in unearned premiums	–41.3	141.8	14.8	–5.7	321.5	–177.7	–47.0	463.3	–162.9
Net premiums earned	775.6	880.8	1,392.2	723.7	1,059.2	1,387.6	1,499.3	1,940.0	2,779.8

Total investment results	109.6	119.9	104.4	140.5	140.5	135.1	250.1	260.4	239.5

Revenues	885.2	1,000.7	1,496.6	864.2	1,199.7	1,522.7	1,749.4	2,200.4	3,019.3

Losses, loss expenses and life benefits	–441.1	–729.6	–1,003.0	–534.3	–772.5	–1,154.7	–975.4	–1,502.1	–2,157.7
Acquisition costs	–195.6	–181.3	–353.3	–192.4	–263.8	–328.1	–388.0	–445.1	–681.4
Other operating and administration expenses	–43.9	–43.9	–52.0	–38.6	–54.5	–53.3	–82.5	–98.4	–105.3
Benefits, losses and expenses	–680.6	–954.8	–1,408.3	–765.3	–1,090.8	–1,536.1	–1,445.9	–2,045.6	–2,944.4

Segment income (loss)	204.6	45.9	88.3	98.9	108.9	–13.4	303.5	154.8	74.9
Other loss
Interest expense
Amortization of intangible assets
Restructuring costs
Income from continuing operations before taxes
Income tax (expense) benefit
Income from continuing operations
(Loss) income from discontinued operations, net of tax
Net income (loss)

As of December 31

Reinsurance assets – underwriting reserves	282.2	265.7	201.1	299.5	323.5	312.7	581.7	589.2	513.8
Losses and loss expenses, gross	2,565.5	2,441.7	2,881.4	3,498.3	3,371.7	3,193.8	6,063.8	5,813.4	6,075.2
Future life benefits, gross	—	—	—	—	—	—	—	—	—

Ratios
Loss ratio (Losses divided by net premiums earned)	56.9%	82.8%	72.0%	73.8%	72.9%	83.2%	65.1%	77.4%	77.6%
Acquisition costs ratio (Aquisition costs divided by net premiums earned)	25.2%	20.6%	25.4%	26.6%	24.9%	23.6%	25.9%	22.9%	24.5%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	5.4%	5.9%	3.8%	5.3%	7.4%	3.4%	5.3%	6.7%	3.6%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	87.5%	109.3%	101.2%	105.7%	105.2%	110.2%	96.3%	107.0%	105.7%

[1]	not included in the totals are USD 154.4 million and USD 384.7 million reflecting discontinued operations for the year ended December 31, 2005 and 2004, respectively

[2]	not included in the totals are USD 1,464.1 million and USD 2,560.8 million reflecting discontinued operations for the year ended December 31, 2005 and 2004, respectively

69

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(USD million)	Life & Health Reinsurance			Corporate Center			Total consolidated
Year ended December 31	2006	2005	2004	2006	2005	2004	2006	2005		2004

Gross premiums written	313.3	318.8	327.9	—	—	—	1,980.9	1,955.0		3,492.2
Less ceded premiums written	–7.6	–12.4	–14.7	—	—	—	–128.9	–171.9		–236.3
Net premiums written	305.7	306.4	313.2	—	—	—	1,852.0	1,783.1		3,255.9
Net change in unearned premiums	6.7	8.4	5.5	—	—	—	–40.3	471.7		–157.4
Net premiums earned	312.4	314.8	318.7	—	—	—	1,811.7	2,254.8		3,098.5

Total investment results	29.2	28.7	19.2	—	—	—	279.3	289.1		258.7

Revenues	341.6	343.5	337.9	—	—	—	2,091.0	2,543.9		3,357.2

Losses, loss expenses and life benefits	–212.4	–218.0	–237.3	—	—	—	–1,187.8	–1,720.1		–2,395.0
Acquisition costs	–94.1	–92.3	–72.5	—	—	—	–482.1	–537.4		–753.9
Other operating and administration expenses	–11.6	–15.6	–11.7	–54.5	–49.5	–36.8	–148.6	–163.5		–153.8
Benefits, losses and expenses	–318.1	–325.9	–321.5	–54.5	–49.5	–36.8	–1,818.5	–2,421.0		–3,302.7

Segment income (loss)	23.5	17.6	16.4	–54.5	–49.5	–36.8	272.5	122.9		54.5
Other loss							–0.5	–21.9		–4.7
Interest expense							–16.7	–17.2		–18.7
Amortization of intangible assets							—	–21.5		–9.9
Restructuring costs							0.2	–12.1		–0.2
Income from continuing operations before taxes							255.5	50.2		21.0
Income tax (expense) benefit							–40.5	–16.1		4.6
Income from continuing operations							215.0	34.1		25.6
(Loss) income from discontinued operations, net of tax							–157.9	34.6		–608.1
Net income (loss)							57.1	68.7		–582.5

As of December 31

Reinsurance assets – underwriting reserves	65.5	61.5	39.4	—	—	—	647.2	650.7	[1]	553.2	[1]
Losses and loss expenses, gross	284.8	291.4	272.3	—	—	—	6,348.6	6,104.8	[2]	6,347.5	[2]
Future life benefits, gross	510.7	405.6	407.1	—	—	—	510.7	405.6		407.1

Ratios
Loss ratio (Losses divided by net premiums earned)
Acquisition costs ratio (Acquisition costs divided by net premiums earned)	30.1%	29.3%	22.7%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	3.8%	5.1%	3.7%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
1. Basis of preparation and significant accounting policies
(a) Basis of preparation
Converium Holding AG and subsidiaries (“Converium” or the “Company”) is an international reinsurer whose business operations are recognized for innovation, professionalism and service. As a multi-line reinsurer, we pursue a strategy of profitable organic growth with a geographic emphasis on Europe, Asia-Pacific, Central and South America and the Middle East and a distinct focus on global specialty lines.
Converium’s financial statements have been prepared on the basis of accounting principles generally accepted in the United States (“US GAAP”) and comply with Swiss law and are stated in US dollars (“USD”).
The consolidated financial statements include all companies which Converium, directly or indirectly controls (more than 50% of voting rights). Investments in associated companies and joint ventures are accounted for by using the equity method with Converium recording its share of the associated company’s net income and shareholders’ equity.
Discontinued operations
On December 13, 2006, the Company sold all of its outstanding shares of capital stock in Converium Holdings (North America) Inc, to National Indemnity Company, a Berkshire Hathaway company, and accordingly, the operating results related to the North American operations including prior period amounts have been reclassified to discontinued operations. Prior year consolidated balance sheets and consolidated statements of cash flows have not been adjusted.
Restatement
An adjustment has been made to restate January 1, 2004 shareholders’ equity components related to a specific reinsurance transaction, such that retained earnings increased and additional paid-in capital decreased by USD 58.6 million as at December 31, 2002. There is no net effect on shareholders’ equity.
Segment presentation
Converium currently provides its services through three segments, Standard Property & Casualty Reinsurance, Specialty Lines and the Life & Health segment. Our North American operations were previously reported as the principal component of a separate segment, the Run-Off segment. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as expenses not allocated to the operating segments. Management also aggregates results for Standard Property & Casualty Reinsurance and Specialty Lines into non-life business, as management considers this aggregation meaningful in understanding the performance of Converium.
Certain reclassifications have been made to prior year financial information to conform to the current year presentation.
(b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Therefore, actual results could differ from those estimates.
The most significant estimates include those used in determining reserves for non-life loss and loss adjustment expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes and commitments and contingencies.
(c) Foreign currency
Converium’s main functional currencies include the Euro, the UK pound, the Swiss franc, the US dollar and the Japanese yen. Assets and liabilities of all of Converium’s branches and subsidiaries expressed in currencies other than US dollars are translated at the end of period exchange rates, whereas statements of income and cash flows are translated at average exchange rates for the period. Translation differences on functional currencies are recorded directly in shareholders’ equity as cumulative translation adjustments, net of any related deferred taxes, if applicable.
Any outstanding balances in foreign currencies arising from foreign currency transactions other than the functional currencies are translated at end of period exchange rates. Revenues and expenses are translated using the exchange rate at the date of the transaction. The resulting exchange differences are recorded in the statements of income.
(d) Non-life insurance and reinsurance
Premiums: Premiums from short-duration insurance and reinsurance contracts are recorded as written and are earned primarily on a pro-rata basis over the period that the related insurance or reinsurance coverage is in effect. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are earned over

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the period of risk in proportion to the amount of insurance or reinsurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage. Such reserves are computed by pro-rata methods based on statistical data or reports received from ceding companies.
In a typical reporting period, Converium generally earns a portion of the premiums written during that period together with premiums that were written during earlier periods. Likewise, some part of Converium’s premiums written will not be earned until future periods. Converium allocates premiums written but not yet earned to an unearned premium reserve, which represents a liability on Converium’s balance sheet. As time passes, the unearned premium reserve is gradually reduced and the corresponding amount is released through the income statement as premiums earned. Converium’s premium earned and written estimates are regularly reviewed and enhanced as information is reported by clients and Converium is able to refine estimates and assumptions. Converium’s estimation procedures are also affected by the timeliness and comprehensiveness of the information its clients provide to us. Premium for a retroactive reinsurance contract is recognized as earned at the inception of the contract.
Deferred policy acquisition costs: Acquisition costs, principally representing commissions and brokerage expenses, premium taxes and other underwriting expenses, net of allowances from retrocessionaires, which vary with and are directly related to the production of new business, are deferred and amortized over the period in which the related written premiums are earned.
Losses: Losses and loss expenses are charged as incurred. Unpaid losses and loss expenses represent the accumulation of estimates for ultimate losses based on reports and individual case estimates received from ceding companies. An amount is included for losses and loss expenses incurred but not reported (the “IBNR”) on the basis of past experience of Converium and its ceding companies. Converium does not discount its loss reserves, other than for settled claims with fixed payment terms.
The methods of determining such loss and loss expense estimates and establishing the resulting reserves are continually reviewed and updated and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Resulting adjustments are reflected as current expense in the period in which they become known. Since the reserves are based on estimates, the ultimate settlement may vary from the amount provided.
Deferred charges reinsurance assumed: The excess of the estimated ultimate claims payable over the premiums received with respect to retroactive property and casualty reinsurance contracts is established as a deferred charge which is subsequently amortized over the expected claim payment period. The timing and amount of expected future losses are re-estimated periodically. Deferred charge balances are adjusted accordingly on a retrospective basis via a cumulative adjustment with the net effect included in the amortization expense in the period of change, which is reflected in losses and loss adjustment expenses. Deferred charge balances are included in other assets in the balance sheet.
Participations at Lloyd’s: Participations in syndicates operating at Lloyd’s of London are accounted for using the periodic method. Converium recognizes its proportionate share of the syndicates insurance and reinsurance premiums as revenue over the policy term, and claims, including an estimate of claims incurred but not reported, are recognized as they occur. On the closure of an underwriting year, typically three years after its inception, syndicates reinsure all remaining unsettled liabilities into the following underwriting year, a mechanism known as reinsurance to close (“RITC”). If Converium has increased its participation from one year of account to the next, RITC paid is eliminated, as a result of this offset, leaving an element of the RITC received. This reflects the fact that the Company has assumed a greater proportion of the business of the syndicates. If the Company has reduced its participation from one year of account to the next, the RITC received is eliminated, leaving an element of RITC paid. This reflects the reduction in the Company’s exposure to risks previously written by the syndicates.
(e) Life reinsurance
Recognition of reinsurance revenue and related expenses: Premiums from short-duration life reinsurance contracts are recognized as revenue over the remaining contract period in proportion to the amount of reinsurance protection provided. Premiums from long-duration life reinsurance contracts are recognized as revenue in a manner consistent with the underlying reinsured contracts. Benefits and commissions are provided against such revenue to recognize profits over the estimated life of the reinsurance contract.
Deferred policy acquisition costs: Acquisition and commission costs incurred in acquiring new business are deferred. Deferred policy acquisition costs are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the effective date of the contract and are consistently applied throughout the life of the contract unless a premium deficiency occurs.

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and at the end of each reporting period.
Future life benefits reserves and contract deposits: Liabilities for future life benefit reserves and contract deposits are estimated on bases consistent with those used for the original policies issued and with the terms of the reinsurance contracts.
(f) Retrocessions
Converium cedes reinsurance to retrocessionaires in the normal course of business. The cost of short-duration retrocessional contracts is amortized over the contract period in proportion to the amount of reinsurance protection provided consistent with the underlying assumed contracts. The cost of long-duration retrocessional contracts is amortized over the estimated life of the underlying assumed contracts. The difference, if any, between the amounts paid for the retrocessional contract and the amount of the liability for contract benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized. Reinsurance is recorded gross in the balance sheet. Reinsurance assets include the balances due from retrocessionaires for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future life benefits. Amounts recoverable from retrocessionaires are estimated in a manner consistent with the liabilities associated with the reinsured contract.
As part of Converium’s risk management process Converium regularly evaluates the recoverability of its reinsurance assets taking into account all public domain information including the current rating of its retrocessionaires. Converium establishes an allowance for potentially uncollectible reinsurance recoverables from retrocessionaires. Converium immediately charges operations for any recoverable balances that are deemed to be uncollectible. Collateral and other offsets are considered in determining the size of the allowance or expense.
(g) Deposit accounting transactions
In accordance with SFAS 113 and SOP 98-7 reinsurance contracts are assessed to determine if underwriting risk, defined as the reasonable possibility of a significant variation in the amount of payments and the reasonable possibility that the reinsurer will realize a significant loss and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, is transferred by the ceding company. In the event that a transaction does not meet the risk transfer requirements, the transaction will be accounted for under deposit accounting. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified fees to be retained by the ceding or assuming company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the period of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is also accrued. Deposits for contracts that transfer only timing risk, or deposits for contracts that transfer neither significant timing nor underwriting risk, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield and revenue and expense are recorded as interest income or expense. The effect of contracts with indeterminate risk is not included in the determination of net income until sufficient information becomes available to reasonably estimate the impact. Any fee is recognized as other income/expense over the coverage period of the policy and is not recorded as a deposit asset/liability. Changes in the deposit amount are recorded in the statement of income as a loss or loss expense.
(h) Invested assets
The majority of Converium’s fixed maturities and equity securities are classified as available-for-sale; these investments are carried at fair value. Fixed maturities for which Converium has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortized cost, if purchased, or carrying value, if transferred from the available-for-sale category to the held-to-maturity category. The difference between the fair value and amortized cost at the date of transfer of such securities is amortized over the life of the respective securities. The carrying value of transferred securities is the fair value at the date of transfer less amortized net unrealized gains.
Investments in which the Company has significant influence over the operating and financial policies of the investee are accounted for under the equity method of accounting. Under this method, the Company records its proportionate share of income or loss from such investments in its results for the period. Any decline in value of equity method investments considered by management to be other than temporary is charged to income in the period in which it is determined.
Unrealized gains or losses on investments carried at fair value are recorded in other comprehensive income, net of deferred income taxes.
When declines in values of securities below cost or amortized cost are considered to be other than temporary, an impairment charge is recorded as a realized capital loss in the statement of income for the difference between cost or amortized cost and estimated fair value.

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Realized gain or loss on disposals is based on the difference between the net proceeds received and the cost or amortized cost of the investment using the specific identification method. The amortization of premium and accretion of discount on investments in fixed maturities is computed using the effective interest method and is recorded in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record.
Real estate held for investment, which is included in the balance sheet under the caption, “Other investments”, is recorded at depreciated cost and is depreciated on a straight-line basis over thirty years. The gain or loss on disposal is based on the difference between the proceeds received and the carrying value of the investment.
Converium has an interest in certain partnerships which are engaged exclusively in making investments in direct private equity, private equity funds and hedge funds. These investments are carried at fair value as determined by the fund manager, with changes in fair value being recorded as other income or loss. Investments in hedge funds are recorded at fair value with changes in net asset value flowing through other comprehensive income as a separate component in shareholders’ equity.
Short-term and other investments are recorded at cost which approximates fair value. Short-term investments are those with a maturity of greater than three months but less than one year from date of purchase.
The Funds Withheld Asset is carried at the principal balance plus accrued interest.
(i) Other-than-temporary impairments
Based on quantitative and qualitative factors, the Company reviews at least quarterly individual debt and equity securities classified as held-to-maturity or available-for-sale, of whether or not there is an indication that a decline in fair value below the investment security’s carrying value is considered other-than-temporary.
If the decline in fair value is judged to be other-than-temporary, and management does not have the intent and ability to hold the investment until recovery, impairment is deemed to have occurred and the cost basis of the security shall be written down to fair value as the new cost basis. The amount of this write-down should be recognized as impairment of securities in the statement of income.
For all marketable and non-marketable equity and debt securities where the cost basis has remained in excess of the fair value for twelve months consecutively and the fair value has declined by 20% or more of the cost basis, except in circumstances where potential recovery for equity securities can be conclusively demonstrated and documented, the declines will be presumed to be other-than-temporary and thus impaired and must be written down to the fair value. Furthermore, management believes that where there is a 50% or more magnitude of decline, an impairment provision should immediately be recognized.
For securities expected to be sold, an other-than-temporary charge will be recognized if the Company does not expect the fair value to recover prior to the expected date of sale.
Converium has outsourced investment management to recognized and experienced professional funds managers that also operate within the specific investment guidelines of the Company.
(j) Derivative instruments
Derivative financial instruments include swaps, futures, forwards and option contracts, which all derive their value from underlying interest, foreign exchange rates, commodity values or equity prices. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.
Derivative instruments are recognized on the balance sheet at fair value with fair values based on quoted market prices or pricing models using current market rates. The recognition of changes in the fair value of a derivative depends on its intended use. Derivatives and other financial instruments are used to hedge exposures or modify exposures to interest rate and foreign currency risks. Changes in the fair value of derivatives used in hedging activities are, depending on the nature of the hedge, either recognized in earnings together with the change in fair value of the hedged item attributable to the risk being hedged, or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative’s change in fair value is immediately recognized through earnings. Derivatives not used in hedging activities are adjusted to fair value through earnings.
Embedded derivatives in insurance contracts and investment contracts are separated from their host contracts and accounted for as derivative instruments under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities”.

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies.
(k) Obligation to repurchase securities
Sales of securities under agreements to repurchase are accounted for as collateralized transactions and are recorded at their contracted repurchase amount plus accrued interest. Converium minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with Converium when deemed necessary.
(l) Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.
(m) Fixed assets
Fixed assets, which are included in the balance sheet under the caption “Other assets”, are carried at cost less accumulated depreciation and any necessary write-downs for impairment. The costs of fixed assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: furniture and fixtures five to ten years; computer equipment and software three to five years. Maintenance and repair costs are charged to income as incurred; costs incurred for major improvements are capitalized and depreciated. Gains and losses on disposal of fixed assets are based upon their carrying volume.
(n) Goodwill and intangible assets
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company evaluates both the expected useful life and the recoverability of its intangible assets whenever changes in circumstances warrant. In accordance with SFAS 142, the Company reviews the carrying value of goodwill related to all of its investments for any impairment on at least an annual basis. If it is determined that an impairment exists, the excess of the unamortized balance over the fair value of the intangible asset will be charged to income at that time. If it has been determined that the estimated useful life of the intangible asset has changed the remaining unamortized balance of the intangible asset will be amortized on a straight-line basis over the newly determined expected useful life of the asset.
(o) Recognition and measurement of long-lived assets
Converium periodically reviews its long-lived assets to determine potential impairment. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized. The recoverable amount is measured using the sum of the asset’s undiscounted estimated future cash flows expected to arise from the use of the asset and from its disposal at the end of its useful life. The impairment loss is measured as the difference between the carrying amount of the asset and its fair value. Fair value is defined as the market price less cost of disposal. If the market price is not available, fair value is estimated based on the present value of future cash flows.
(p) Income taxes
Taxes on income are accrued in the same period as the revenues and expenses to which they relate. Deferred income taxes are provided for all temporary differences that are based on the difference between financial statement carrying amounts and the income tax bases of assets and liabilities, tax effected using the enacted local income tax rates. The income tax basis of an asset or liability is calculated in accordance with the rules for determining taxable income established by the local taxation authorities. For a particular asset or liability, this may result in a deferred tax asset in one country but a deferred tax liability in another. In addition, a deferred tax asset is established for net operating loss carryforwards.
As required under SFAS No.109, “Accounting for Income Taxes” (“SFAS No.109”) Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. A valuation allowance is recorded to reduce net deferred tax assets to the amount that is expected to be realized. Historical losses are considered among other factors in making this assessment. As a result of significant historical losses, a full valuation allowance was established against Converium AG’s net deferred tax assets to reflect the continued net loss position of the Company. Converium AG may offset future taxable income against the existing net operating losses carried forward, resulting in no tax expense on such income until such time as the net operating losses are utilized or expire, or the valuation allowance is released.
The Company does not affirmatively apply the exception to the recognition of deferred taxes under Accounting Principles Board Opinions No.23 (APB23), “Accounting for Income Taxes – Special Areas” and therefore is required under SFAS No.109 to provide for taxes on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures. However, due to various factors, including no positive undistributed earnings in any foreign subsidiaries or joint ventures and the availability of the participation exemption, no provision for taxes is made on earnings or other outside basis differences of the foreign subsidiaries and joint ventures.

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Converium is subject to income taxes in Switzerland and various foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. Accruals for tax contingencies are provided, if necessary, in accordance with the requirements of SFAS No. 5, “Accounting for Contingencies ”.
(q) Employee benefits
Converium provides defined benefit plans for its European employees. The assets of these plans are principally held separately from Converium’s general assets in trustee-administered funds.
In September 2006, the FASB issued SFAS 158 “Employers Accounting for Defined Benefit Pension and Other Post Retirement Plans ” (SFAS 158). The Company adopted SFAS 158 prospectively on December 31, 2006. In accordance with the requirements of SFAS 158, the funded status of plans was determined as of the end of the fiscal year. Any over-funded or under-funded status relating to defined benefit plans is recognized as an asset or liability respectively. Contributions to defined contribution pension plans are charged to income as they become due. See Note 13 for further information on the impact of SFAS 158 on the Company.
Converium recognizes the expense related to incentive plans over the relevant performance period.
(r) Stock option accounting
On January 1, 2006, Converium adopted SFAS 123 (revised 2004), “Share-Based Payment ” (SFAS 123(R)). In accordance with the requirements of SFAS 123(R), Converium uses the modified prospective method, and recognizes grants of employee stock options at the fair value of the award on the grant date. The fair values of all stock options granted by the Company are determined using the Black-Scholes-Merton model (B-S-M Model). The adoption of SFAS 123(R) did not have a material impact on the financial position or results of operations.
(s) Restructuring costs
Restructuring costs relating to employee service termination are measured initially at the communication date based on the fair value of the liability as of the termination date. Converium recognizes the liability ratably over the future service period of employees. Restructuring costs associated with changing the provisions of an existing lease are recognized and measured at fair value in the period in which the liability occurs.
(t) Contingencies
In accordance with SFAS No.5 “Accounting for Contingencies”, management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its “best estimate”, or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses.
(u) New accounting pronouncements
The following new standards have been or will be required to be adopted by Converium in the future:
SFAS 155, “Accounting for Certain Hybrid Instruments”
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Instruments” (SFAS 155). This statement amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. The standard allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host contract) if the holder elects to account for the investment on a fair value basis. SFAS 155 also clarifies and amends certain other provisions in SFAS 133 and SFAS 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. This guidance is currently not expected to have a material impact on the Company’s results of operations and financial position.
SFAS 157 “Fair Value Measurements”
In September 2006, the FASB issued SFAS 157 “Fair Value Measurements” (SFAS 157). This standard provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently in the process of evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial position.
The Company adopted SFAS 158 on December 31, 2006. See (q) Employee benefits.
SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities ”
In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A company shall report unrealized

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may generally be applied instrument by instrument, is irrevocable, and, is applied only to entire instruments and not to portions of instruments. SFAS 159 becomes effective for financial years beginning after November 15, 2007. Converium is in the process of determining the impact of SFAS 159.
FASB Interpretation No. FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109”
In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No.109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation requires that the impact of a tax position is recognized and measured in the consolidated financial statements, if that position is more likely than not of being sustained in an audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. The new guidance is applicable for periods beginning after December 15, 2006 and is not expected to have a material impact on the Company’s financial condition.
FASB Staff Position (“FSP”) FAS 123(R)-5 “Amendment of FASB Staff Position FAS 123(R)-1”
In October 2006, the FASB issued FSB FAS 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1”, which addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for the purposes of applying FSP 123(R)-1. This FSP becomes effective for fiscal years beginning after October 10, 2006 and is currently not expected to have a material impact on the Company’s results of operations and financial position.
FASB Staff Position (“FSP”) FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”
In April 2006, the FASB issued FSP FIN 46(R)-6 “Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)”. This FSP addresses how an entity should determine the variability when applying FIN 46(R). The variability will determine if an entity is a variable interest entity as well as the amounts of any expected losses or residual returns. This FSP is effective for reporting periods commencing after July 15, 2006. The Company is currently in the process of evaluating the impact that this FSP will have on its results of operations and financial position.
SEC Staff Accounting Bulletin 108 (SAB 108) –“Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”
In September 2006, the SEC staff issued SAB 108 –“Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements”. SAB 108 was issued to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. At December 31, 2006, the date of required adoption, this new guidance did not have a material impact on the results of operations and financial positions.
2. Discontinued operations
On December 13, 2006, the Company sold all of its outstanding shares of capital stock of Converium Holdings (North America) Inc. representing its North American operations to National Indemnity Company, a Berkshire Hathaway company for a total consideration of USD 295.0 million, including the Senior Note with a principal amount of USD 200.0 million and total cash proceeds of USD 95.0 million.
The Surplus Contribution Note between Converium Holding AG, Switzerland and Converium Reinsurance (North America) Inc. with a principal amount of USD 150.0 million and accrued interest amounting to USD 33.3 million has been sold and assigned to the buyer for a consideration of one US dollar.
As outlined in the transition service agreement, the Company will provide certain services to National Indemnity Company, however; estimated revenue is considered not material.
The Company reflects the sale of its North American operations as discontinued operations in accordance with Statement of Financial Accounting Standard No.144, “Accounting for the Impairment or Disposal of Long-lived Assets”. In the fourth quarter of 2006, a total loss on the transaction of USD 190.1 million, including transaction costs, was recognized.

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Table 2.1 summarizes total discontinued operations as presented in the statements of income comprising of the following components:
Table 2.1
(USD million)

Year ended December 31	2006	2005	2004

Income (loss) from operations of discontinued business	32.2	34.6	–608.1
Loss on sale	–190.1	—	—
(Loss) income from discontinued operations, net of tax	–157.9	34.6	–608.1
Table 2.2 summarizes the components of the loss on sale:
Table 2.2
(USD million)

Year ended December 31	2006

Total consideration	295.0

Assumed Senior Note debt	–200.0
Proceeds from sale received in cash	95.0
Interest receivable on Senior Note	–21.0
Carrying value of North American operations	–51.2
Transaction cost, and other items	–11.0
Loss on sale of surplus note, including interest	–183.3
Loss before realization of other comprehensive income (OCI) positions, including taxes	–171.5
Realization of OCI items (foreign exchange, net unrealized losses on available-for-sale securities)	–2.6
Tax impact, net (OCI)	–16.0
Loss on sale	–190.1
Table 2.3 summarizes the results of operations from discontinued business:
Table 2.3
(USD million)

Year ended December 31	2006	2005	2004

Total revenue	69.6	198.2	880.7

Total expenses	–37.2	–164.1	–1,282.9

Income (loss) before taxes from discontinued operations	32.4	34.1	–402.2
Income tax (expense) benefit	–0.2	0.5	–205.9
Income (loss) from operations of discontinued business	32.2	34.6	–608.1

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
3. Restructuring costs
For the year ended December 31, 2006, Converium incurred a restructuring benefit of USD 0.2 million due to the release of restructuring accruals as compared with expenses of USD 12.1 million for the same period in 2005. In 2005, the reduction in overall business volume required organizational changes and an adjustment to Converium’s global cost base including employee terminations and closure of smaller offices. In 2004 Converium recorded restructuring costs of USD 0.2 million.
4. Foreign currency translation and transactions
Table 4.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized (losses) gains on foreign currency transactions, which are included in the other (loss) income line of the consolidated statements of income (loss), were USD (1.7) million, USD (0.5) million and USD (5.8) million for the years ended December 31, 2006, 2005 and 2004, respectively.
Table 4.1

Exchange rates against USD	Balance Sheets		Statements of income (loss)
	2006	2005	2006	2005	2004

UK pound	1.9579	1.7167	1.8436	1.8195	1.8324
Euro	1.3198	1.1795	1.2564	1.2446	1.2439
100 Japanese yen	0.8399	0.8472	0.8601	0.9099	0.9254
Swiss franc	0.8205	0.7587	0.7986	0.8038	0.8059
5. Segment information
The primary measure of segment information, is segment income (loss), defined as income (loss) before other income (loss), interest expense, impairment of goodwill, amortization of intangible assets, restructuring costs and income taxes.
Converium currently manages its business around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. The lines of business by operating segment are as follows:
Standard Property & Casualty Reinsurance: General Third Party Liability, Motor, Personal Accident (assumed from non-life insurers) and Property.
Specialty Lines: Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability and Workers’ Compensation.
Life & Health Reinsurance: Life & Disability and Accident & Health.
In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments.
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Converium accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices.

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Table 5.1 below shows net premiums written by line of business.
Table 5.1
Net premiums written by line of business

(USD million)
Year ended December 31	2006	2005	2004

Standard Property & Casualty Reinsurance
General Third Party Liability	229.7	146.7	379.1
Motor	143.1	188.4	437.4
Personal Accident (assumed from non-life insurers)	12.4	13.3	34.5
Property	431.7	390.6	526.4

Total Standard Property & Casualty Reinsurance	816.9	739.0	1,377.4

Specialty Lines
Agribusiness	37.1	36.7	11.4
Aviation & Space	237.1	241.8	404.5
Credit & Surety	42.2	58.4	204.3
Engineering	61.7	65.5	112.2
Marine & Energy	58.1	64.0	82.5
Professional Liability and other Special Liability	297.6	282.8	436.5
Workers’ Compensation	–4.4	–11.5	313.9

Total Specialty Lines	729.4	737.7	1,565.3

Total non-life reinsurance	1,546.3	1,476.7	2,942.7

Life & Health Reinsurance
Life & Disability	247.5	235.2	234.9
Accident & Health	58.2	71.2	78.3

Total Life & Health Reinsurance	305.7	306.4	313.2

Total	1,852.0	1,783.1	3,255.9

Table 5.2 below shows gross premiums written by geographic area of ceding company. Gross premiums written reflect the markets where the business is originally produced.
Table 5.2
Gross premiums written by geographic area of ceding company

(USD million)
Year ended December 31	2006	2005	2004

United Kingdom [1]	539.3	481.2	1,156.9
Germany	399.9	395.1	389.6
France	71.1	86.1	158.2
Italy	87.5	107.1	162.3
Rest of Europe	298.2	251.1	379.7
Far East	120.5	132.1	238.5
Near and Middle East	132.2	103.1	124.3
North America	235.7	306.7	752.7
Central and South America	96.5	92.5	130.0

Total	1,980.9	1,955.0	3,492.2

[1]	Premiums from the United Kingdom include business assumed through GAUM and Lloyd’s syndicates for such lines of business as Aviation & Space as well as marine, where the exposures are worldwide in nature. Therefore, geographic location of the ceding company may not necessarily be indicative of the location of risk.

80 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
6. Invested assets and investment income
Table 6.1
Net investment income

(USD million)
Year ended December 31	2006	2005	2004

Investment income
Fixed maturities	152.5	153.8	112.9
Equity securities	5.6	5.8	13.2
Short-term investments and cash and cash equivalents	28.6	11.6	7.1
Real estate	6.7	8.4	9.4
Other investments	25.2	24.7	20.3
Funds Withheld Asset	52.1	62.6	75.1

Total investment income	270.7	266.9	238.0

Investment expenses	–8.2	–6.9	–8.8
Real estate expenses	–2.1	–2.2	–1.7
Net investment income	260.4	257.8	227.5
The Funds Withheld Asset (see Note 16) was USD 940.7 million and USD 1,020.1 million as of December 31, 2006 and 2005, respectively. Net investment income on the Funds Withheld Asset is based on a weighted average interest rate similar to that of a bond portfolio.
Table 6.2
Net realized capital gains (losses)

(USD million)
Year ended December 31	2006	2005	2004

Fixed maturities:
Realized capital gains	4.1	6.7	11.5
Realized capital losses	–14.4	–11.5	–9.5
Equity securities:
Realized capital gains	24.3	44.8	43.7
Realized capital losses	–0.1	–2.0	–6.0
Write-down of impaired investments	–11.7	–9.2	–6.2
Other	16.7	2.5	–2.3
Net realized capital gains (losses)	18.9	31.3	31.2
In 2006, Converium’s net realized capital gains decreased by USD 12.4 million to USD 18.9 million. Net realized gains from the sale of equity securities, largely related to the sale of PSP Swiss Property AG securities were largely offset by realized losses on fixed maturities securities and write-downs on impaired investments. Additionally, the sale of Swiss direct real estate holdings generated a USD 18.7 million realized gain and is reflected within the other realized gains line.
In 2005, Converium’s net realized capital gains increased by USD 0.1 million to USD 31.3 million, primarily resulting from higher realized capital gains on the sale of equity securities offset by higher realized losses on fixed maturity securities in connection with ordinary trading activity.
In 2004, Converium’s net realized capital gains were USD 31.2 million, primarily resulting from sales of equity securities to adjust its asset allocation to reduce investment portfolio risk.

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Table 6.3
Unrealized investment gains (losses) (included in other comprehensive income)

	Net change for the year
	year ended December 31			Total as of December 31
(USD million)	2006	2005	2004	2006	2005

Fixed maturities held-to-maturity	–2.5	–3.0	–4.3	4.3	6.8
Fixed maturities available-for-sale	–21.8	–46.5	0.9	–41.6	–19.8
Equity securities available-for-sale	45.2	4.6	–24.2	120.1	74.9
Hedge funds and others	14.7	6.5	2.5	23.7	9.0
Less amounts of net unrealized investment gains (losses) attributable to:
Net deferred income taxes	19.7	–24.1	–15.3	–8.5	–28.2

Total	55.3	–62.5	–40.4	98.0	42.7

Table 6.4
Investments in fixed maturities and equity securities

	Cost or		Gross		Gross		Estimated
(USD million)	amortized cost		unrealized gains		unrealized losses		fair value
Year ended December 31	2006	2005	2006	2005	2006	2005	2006	2005

Held-to-maturity
Fixed maturities:
US government	288.5	389.1	17.1	—	–11.5	–16.7	294.1	372.4
Other governments	14.6	13.1	—	0.7	—	—	14.6	13.8
Newly invested:
US government	167.9	169.1	—	—	–22.6	–3.1	145.3	166.0
Other governments	247.3	222.3	0.1	4.3	–2.1	—	245.3	226.6

Total held-to-maturity	718.3	793.6	17.2	5.0	–36.2	–19.8	699.3	778.8

Available-for-sale
Fixed maturities:
US government	852.1	1,166.3	0.4	2.9	–12.3	–21.5	840.2	1,147.7
Other governments	1,548.0	1,566.6	0.7	14.6	–16.8	–6.0	1,531.9	1,575.2
Corporate and other debt securities	757.7	888.6	1.3	6.4	–14.8	–9.5	744.2	885.5
Mortgage and asset-backed securities	6.3	568.1	—	0.3	–0.1	–7.0	6.2	561.4

Total	3,164.1	4,189.6	2.4	24.2	–44.0	–44.0	3,122.5	4,169.8

Equity securities	614.6	287.7	121.8	76.0	–1.7	–1.1	734.7	362.6

Total available-for-sale	3,778.7	4,477.3	124.2	100.2	–45.7	–45.1	3,857.2	4,532.4

82 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
The following table presents the continuous periods during which investment positions were carried at an unrealized loss as of December 31, 2006:
Table 6.5
Maturities of unrealized investment losses on fixed maturities and equity securities

		Gross unrealized losses
				Total gross
(USD million)	Estimated fair	Less than	Greater	unrealized
As of December 31	value	one year	than one year	losses

Held-to-maturity
Fixed maturities	620.2	34.7	1.5	36.2
Available-for-sale
Fixed maturities	2,916.5	23.1	20.9	44.0
Equity securities	58.3	1.4	0.3	1.7

Total available-for-sale	2,974.8	24.5	21.2	45.7

The estimated fair values and carrying values of fixed maturities are shown by contractual maturity below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
If the decline in fair value is judged to be other-than-temporary, and management has the intent and ability to hold the investments until recovery, no write-down is recognized.
Table 6.6
Fixed maturity schedule by maturity

			Carrying value
(USD million)	Estimated fair value	% of total	Held-to-maturity	% of total
As of December 31	Available-for-sale (AFS)	AFS	(HTM)	HTM

Less than one year	249.9	8.0	—	—
One year through five years	1,931.6	61.8	599.4	83.4
Five years through ten years	689.6	22.1	118.9	16.6
Over ten years	53.1	1.7	—	—

Subtotal	2,924.2	93.6	718.3	100.0

Mortgage and asset-backed securities	6.2	0.2	—	—
Unit trust bonds	192.1	6.2	—	—

Total	3,122.5	100.0	718.3	100.0

At December 31, 2005 real estate held for investment of USD 144.6 million, net of accumulated depreciation of USD 9.7 million, consisted primarily of investments in residential and commercial rental properties located in Switzerland, acquired in late 2001 from subsidiaries of Zurich Financial Services (“ZFS”). These properties were sold in the second half of 2006. The fire insurance value of Converium’s fixed assets totaled USD 35.6 million at December 31, 2006 as compared with USD 128.2 million at December 31, 2005, which also included fire insurance values of real estate held for investments.
There are no investments in any entity in excess of 10% of shareholders’ equity at December 31, 2006 and 2005, other than investments issued or guaranteed by the US or sovereign governments or their agencies.
Converium utilizes foreign exchange swaps as part of its overall currency risk management. The objective is to manage the liquidity situation of Converium’s entities in various currencies. There were no foreign exchange swaps outstanding at December 31, 2006 or 2005.

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7. Goodwill and other intangible assets
Included in other assets was goodwill of USD 49.2 million and USD 49.5 million at December 31, 2006, and 2005, respectively. At December 31, 2006 and 2005 the value of the amortizable intangible asset was nil.
Investment in GAUM
In March 2003, upon receipt of all regulatory approvals, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the aviation and space line of business. Under the terms of the sale and purchase agreement, Converium paid an initial consideration of GBP 14.2 million (USD 22.4 million) and is additionally obligated to pay deferred consideration associated with the underlying performance of GAUM’s in force business. In view of a capped limit on deferred consideration, the maximum amount payable by Converium for the 25% stake in GAUM is GBP 20.8 million (USD 32.7 million). In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake in GAUM to 30.1%.
An annual goodwill impairment test was carried out at December 31, 2006, and 2005 in respect of the 30.1% investment in GAUM and no impairment was required. At December 31, 2006 and 2005, the carrying value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (USD 23.4 million) and GBP 13.2 million (USD 23.6 million), respectively.
Converium will continue to reassess whether any impairment of goodwill is warranted as and when there is a change in current business circumstances, including termination and extension of the current fronting arrangements with Munich Re and National Indemnity which is due in 2007.
In the light of the S & P rating downgrade in 2004 and the need for subsequent fronting agreements with Munich Re and National Indemnity in order to sustain the aviation business from GAUM, Converium’s management reassessed the remaining useful life of the other intangible asset. The remaining useful life was determined to be less than one year, and the other intangible asset balance as at December 31, 2004 of GBP 11.2 million (USD 20.6 million) was fully amortized in 2005 giving rise to a USD 21.5 million charge for the year ended December 31, 2005. The intangible asset related to established customer relationships of GAUM and was initially intended to be amortized over a useful life of ten years.
MDUSL Investment
As of December 31, 2006 and December 31, 2005, goodwill was USD 20.0 million related to Converium AG’s 49.9% strategic investment in the Medical Defence Union Services Ltd (“MDUSL”). Converium conducts a yearly impairment test of the MDUSL investment. This business continues to perform in line with management’s expectations. No impairment was recognized for the years ended December 31, 2006 and 2005.
See Note 17 and 25 for additional information on GAUM and the Medical Defence Union (the “MDU”).

84 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
8. Losses and loss expenses
Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserve for losses and loss expenses is determined on the basis of information currently available; however, it is inherent to the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
Table 8.1
Reserves for losses and loss expenses

(USD million)
Year ended December 31	2006	2005	2004

As of January 1
Gross reserves for losses and loss expenses	7,568.9	8,908.3	7,879.7
Less reinsurance recoverable	–761.0	–914.5	–1,041.3
Less net reserves for losses and loss expenses for discontinued operations	–1,309.7	—	—
Net reserves for losses and loss expenses	5,498.2	7,993.8	6,838.4

Loss and loss expenses incurred [1,2]
Current year	1,234.2	1,922.3	2,881.9
Prior years	–145.2	–186.1	350.2

Total	1,089.0	1,736.2	3,232.1

Losses and loss expenses paid [2]
Current year	229.8	451.0	541.4
Prior years	1,016.7	1,995.3	1,938.9

Total	1,246.5	2,446.3	2,480.3

Foreign currency translation effects	403.0	–475.8	403.6

As of December 31
Net reserves for losses and loss expenses	5,743.7	6,807.9	7,993.8
Reinsurance recoverable	604.9	761.0	914.5
Gross reserves for losses and loss expenses	6,348.6	7,568.9	8,908.3

[1]	The loss and loss expenses incurred includes USD 114.2 million, USD 178.3 million and USD 128.0 million of loss and loss expenses included in the Life & Health Reinsurance segment for the years ended December 31, 2006, 2005 and 2004, respectively.

[2]	Figures for 2005 and 2004 are as originally reported. Loss and loss expenses incurred and loss and loss expenses paid from discontinued operations were USD 55.8 million and USD 924.1 million and USD 948.1 million and USD 1,066.3 million for 2005 and 2004, respectively.
Prior years’ favorable net loss expenses incurred in 2006 of USD 145.2 million were primarily driven by net favorable development of prior years’ loss reserves of USD 102.8 million, and the reversal of reserves relating to prior years’ premium accruals in the amount of USD 42.4 million.
For the year ended December 31, 2006, Converium reported net favorable development of prior years’ loss reserves of USD 102.8 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable development of prior years’ loss reserves of USD 54.1 million primarily related to the Property and General Third Party Liability lines of business of USD 45.1 million and USD 24.6 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Motor line of business of USD 16.5 million. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 48.7 million primarily related to the lines of business: Aviation & Space and Engineering of USD 34.9 million and USD 16.2 million, respectively, partially offset by net adverse development of prior years’ loss reserves related to the Professional Liability and other Special Liability line of business of USD 17.6 million.
For the year ended December 31, 2005, Converium recorded net favorable development of prior years’ loss reserves of USD 86.0 million. The Standard Property & Casualty Reinsurance segment was positively impacted by net favorable

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development of prior years’ loss reserves of USD 30.7 million primarily related to the Property line of business of USD 73.3 million, partially offset by net adverse development of prior years’ loss reserves within the Motor and General Third Party Liability lines of business of USD 25.0 million and USD 23.4 million, respectively. The Specialty Lines segment was positively impacted by net favorable development of prior years’ loss reserves of USD 55.3 million primarily related to the Aviation & Space line of business of USD 57.5 million.
For the year ended December 31, 2004, Converium recorded net adverse development of prior years’ loss reserves of USD 72.8 million. The Standard Property & Casualty Reinsurance segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 11.3 million primarily related to adverse development within the Motor line of business of USD 78.7 million, which was partially offset by net favorable development of prior years’ loss reserves related to the Property line of business of USD 77.8 million. The Specialty Lines segment was negatively impacted by net adverse development of prior years’ loss reserves of USD 61.5 million primarily related to adverse developments of the Professional Liability and other Special Liability and Engineering lines of business of USD 116.1 million and USD 13.7 million, respectively, partially offset by net favorable development of prior years’ loss reserves related to: Credit & Surety (USD 30.2 million), Aviation & Space (USD 24.6 million) and Workers’ Compensation (USD 16.4 million) lines of business.
The reserves for certain losses and loss expenses, such as those for settled claims with fixed payment terms, represent the present value estimates of the ultimate cost of all losses incurred but not paid through December 31 of each year. Deferred charges relating to retrospective reinsurance and structured settlements totaling USD 24.8 million, USD 31.2 million and USD 38.0 million as of December 31, 2006, 2005 and 2004, respectively, are as a result included in other assets.
Impact of property catastrophe losses
The year ended December 31, 2006 exhibited insignificant natural catastrophe activity with total incurred losses of USD 10.5 million. There were no individual large losses, defined as those in excess of USD 10.0 million or more of net incurred losses to Converium.
This was in contrast to the year ended December 31, 2005, which exhibited significant natural catastrophe large losses totaling USD 149.2 million: Winter Storm Erwin (USD 32.5 million), Continental European Floods (USD 24.8 million), Hurricane Katrina (USD 33.2 million), Hurricane Rita (USD 14.1 million) and Hurricane Wilma (USD 44.6 million). In 2004, Converium’s large natural catastrophe losses included hurricanes in the US and the Caribbean, the Japanese typhoons and the tsunami in the Indian Ocean, with a total net impact of USD 98.4 million.
September 11th terrorist attacks
The September 11th terrorist attacks in the United States represented one of the largest loss events in the insurance industry’s history. In 2001, Converium recorded gross losses and loss expenses of USD 692.9 million arising out of the terrorist attacks (including losses from our subsequently sold North American operations). These losses are capped through an agreement with ZFS. Converium recorded losses and loss expenses, net of retrocessional recoveries and the cap from ZFS through its subsidiaries, were reduced from USD 289.2 million to USD 231.0 million, following the sale of its North American operations. Converium will be exposed to the risk of non-payment of ZFS’ units and Converium is exposed to credit risk from these subsidiaries of ZFS. Converium is not exposed to potential non-payments by retrocessionaires for these events in excess of the cap. In 2006, 2005 and 2004, there was no additional development in net reserves for the September 11th terrorist attacks.
As of December 31, 2006, Converium recorded gross and net incurred losses and loss expenses related to the September 11th terrorist attacks as follows:
Table 8.2
September 11th incurred losses and loss expenses by segment

		Retrocessional
		Reinsurance
(USD million)	Gross losses	recoveries	Net losses

Standard Property & Casualty Reinsurance	159.8	112.4	47.4
Specialty Lines	299.2	127.6	171.6
Life & Health Reinsurance	28.3	16.3	12.0

Total	487.3	256.3	231.0

86 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Included in the reinsurance recoveries above are USD 23.4 million due from ZFS and subsidiaries.
Certain arrangements with ZFS as described herein provide protection against potential adverse loss development on the September 11th terrorist attacks for Converium AG and Converium Rückversicherung (Deutschland) AG above the initial loss amounts recorded of USD 231.0 million, net of retrocessional reinsurance recoveries.
Converium AG’s exposure under the Quota Share Retrocession Agreement (see Note 16) is limited for “Extraordinary Events”. The agreement limits Converium AG’s losses arising out of any “Extraordinary Event” to USD 220.0 million and the parties have agreed that the September 11th terrorist attacks are an “Extraordinary Event” and that the USD 220.0 million limit applies to losses arising out of the September 11th terrorist attacks. Because Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”), wholly owned subsidiaries of ZFS, retain losses in excess of the limit, ZFS will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11th terrorist attacks in excess of the USD 220.0 million limit.
ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11th terrorist attacks in excess of USD 11.0 million, net of retrocessional reinsurance recoveries.
Asbestos and environmental exposures
As of December 31, 2006 and 2005, Converium had reserves for environmental impairment liability and asbestos-related claims of USD 49.2 million, respectively, for each year. Converium’s survival ratio (calculated as the ratio of reserves held, including IBNR, over claims paid over the average of the last three years) for asbestos and environmental reserves was 13.8 years at December 31, 2006 and 14.1 years at December 31, 2005.
9. Guaranteed Minimum Death Benefit (GMDB)
Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.1 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.
The following types of Guaranteed Minimum Death Benefits are covered:
–	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.
–	Ratchet: After a given number of years, the GMDB is adjusted to the current account balance, if greater. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.
–	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).
–	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).
–	Combinations of the above.
Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.
Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.
The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.
For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in

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line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modeling.
The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.
As of December 31, 2006, the following values were estimated as described above:
Table 9.1

					Gross
(USD million)			Account		SOP 03-1
Guarantee type	Average age	GMDB	value	NAR	Reserve

Ratchet	67.4	1,520.4	1,398.1	193.3	26.3
Rollup	72.3	497.8	357.2	145.5	28.0
Rollup & ratchet	67.9	17.7	14.6	4.6	0.6
Return of premium	64.2	16.1	19.0	1.0	0.1
Reset	61.3	231.4	280.1	7.7	1.2
Reset & return of premium	63.1	95.9	112.4	1.8	0.3

Total	69.2	2,379.3	2,181.4	353.9	56.5

The table below shows the cash flow and claim reserves balances for the periods shown:
Table 9.2

(USD million)
Year ended December 31	2006	2005	2004

Received reinsurance premium, net of commission and brokerage	4.0	3.3	5.1
Paid losses	10.4	12.1	13.3

As of December 31	2006	2005

Claim reserves (including case reserves and IBNR)	4.0	5.4
10. Retrocessional reinsurance and catastrophe protection
Retrocessional reinsurance
Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At December 31, 2006 and 2005, Converium held USD 210.4 million and USD 470.6 million, respectively, in collateral as security under related retrocessional agreements in the form of deposits, securities and /or letters of credit. Converium is able to access outside capacity for both traditional and non-traditional coverage and therefore is not dependent upon any single retrocessional market.
As of December 31, 2006 recoverables, including insurance and reinsurance balances receivable, from subsidiaries of ZFS totaled USD 12.5 million, or 0.7% of shareholders’ equity. There were no recoverables from any retrocessionaire that exceeded 10% of shareholders’ equity as at December 31, 2006 or 2005. Bad debt provisions of USD 11.3 million have been recorded for estimated uncollectible premiums receivable and reinsurance recoverables at December 31, 2006, compared with USD 28.1 million at December 31, 2005.

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
National Indemnity Cover
In 2004, Converium acquired a retroactive high level stop-loss retrocession cover from National Indemnity Company, a Standard & Poor’s AAA-rated member of the Berkshire Hathaway group. This contract provided excess of loss coverage protecting Converium AG and our North American operations against potential adverse reserve development on the underwriting years 1987 through 2003. In preparation for the sale of our North American operations and after a review of coverage requirements in December 2006, it was decided to commute this contract. This released USD 131.8 million of cash to Converium and due to a timing discount resulted in a charge of USD 11.5 million both of which were incurred 63% for Converium AG and 37% for our former North American operations.
Table 10.1
Underwriting reserves and reserves for unearned premium

(USD million)	Gross		Reinsurance assets		Net of reinsurance
Year ended December 31	2006	2005	2006	2005	2006	2005

Non-life loss reserves	6,348.6	7,568.9	604.9	761.0	5,743.7	6,807.9
Future life benefits	510.7	405.6	42.3	44.1	468.4	361.5
Total loss reserves	6,859.3	7,974.5	647.2	805.1	6,212.1	7,169.4
Unearned premiums	682.3	610.8	31.1	37.8	651.2	573.0
Table 10.2
Net premiums written and earned

(USD million)	Net premiums written			Net premiums earned
Year ended December 31	2006	2005	2004	2006	2005	2004
Direct premiums	544.9	518.8	478.5	510.2	546.4	496.3
Assumed premiums	1,436.0	1,436.2	3,013.7	1,441.5	1,893.0	2,894.4
Ceded premiums	–128.9	–171.9	–236.3	–140.0	–184.6	–292.2
Total	1,852.0	1,783.1	3,255.9	1,811.7	2,254.8	3,098.5
Table 10.3
Benefits, losses and expenses

(USD million)
Year ended December 31	2006	2005	2004
Losses, loss expenses and life benefits
Direct	507.2	263.0	265.9
Assumed	–1,771.9	–2,146.9	–2,795.5
Ceded	76.9	163.8	134.6

Total	–1,187.8	–1,720.1	–2,395.0

Acquisition costs
Direct	117.8	–44.7	29.2
Assumed	–604.4	–504.3	–828.4
Ceded	4.5	11.6	45.3

Total	–482.1	–537.4	–753.9

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Catastrophe protection
On June 15, 2004, Converium AG announced the successful private placement of USD 100.0 million of floating rate notes issued by Helix 04 Limited (“Helix 04”), a Bermuda special purpose exempted company. By means of a counter-party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.
Payments from Helix 04 to Converium AG are based on modeled reinsurance losses on a notional portfolio. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.
Converium exercised its right to reset the notional portfolio by notice on April 24, 2006 with an effective date of June 30, 2006 to realign the notional portfolio with Converium’s anticipated portfolio for the remaining three year term of the contract.
The Helix 04 contract is first triggered when notional losses reach USD 154.8 million (USD 150.0 million before reset). The second trigger is hit when notional losses reach USD 176.2 million (USD 175.0 million before reset). It then pays out according to a sliding scale of notional losses up to USD 276.2 million (USD 275.0 million before reset). The amount of losses that must be incurred before coverage applies relates to the type of loss event (e.g. earthquake, hurricane or windstorm).
Converium estimates its gross loss for each of the 2006 catastrophe events to be significantly less than the Helix 04 activation threshold of USD 154.8 million for each such event, and therefore; Converium will not file a trigger event request in respect of these losses.
The annual cost of Helix 04 to Converium is USD 6.1 million for the year ended December 31, 2006. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter-party contract is not treated as reinsurance and accordingly the charge is reflected through other income (loss) although the cost of the counter-party contract is amortized over the term of the contract in a manner similar to reinsurance.
11. Debt
In December 2002, Converium Finance S.A. issued USD 200.0 million principal amount of non-convertible, unsecured, guaranteed subordinated notes (the “Guaranteed Subordinated Notes”). The Guaranteed Subordinated Notes are irrevocably and unconditionally guaranteed on a subordinated basis by both Converium Holding AG and Converium AG. The Guaranteed Subordinated Notes mature in full on December 23, 2032 and bear interest at the rate of 8.25% paid quarterly in arrears on March 15, June 15, September 15 and December 15. As of December 31, 2006, the carrying value of the Guaranteed Subordinated Notes was USD 194.1 million. The first call date is December 24, 2007.
Converium Holdings (North America) Inc. assumed USD 200.0 million principal amount of non-convertible, unsecured, unsub-ordinated Senior Notes (“the Senior Notes”) originally issued during October 1993 with a maturity date of October 15, 2023 and bearing an interest rate of 7.125%. The semi-annual interest payments were funded by Converium AG due to dividend restrictions of Converium Reinsurance (North America) Inc. The Senior Note was transferred to the National Indemnity company upon the sale of the North American operations (see Note 2).
Debt issuance costs and discounts were USD 5.9 million and USD 6.2 million at December 31, 2006 and 2005, respectively. Such costs are being amortized over the term of the related debt.

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
12. Income taxes
Table 12.1 below illustrates the current and deferred income tax expense (benefit) for Converium.
Table 12.1
Current and deferred income tax expense (benefit)

(USD million)
Year ended December 31	2006	2005	2004

Current
Switzerland	3.1	–1.1	–1.8
Non-Switzerland	7.2	13.1	13.0

Total current	10.3	12.0	11.2

Deferred
Switzerland	0.6	0.1	–20.1
Non-Switzerland	29.6	4.0	4.3

Total deferred	30.2	4.1	–15.8

Total income tax expense (benefit)	40.5	16.1	–4.6

Table 12.2 below provides a summary of items accounting for the difference between the Swiss federal income tax expense (benefit) computed at the statutory rate and the provision for income taxes reported in the consolidated financial statements. The statutory tax rate reflects the Swiss income tax rate for Converium AG before any income allocation to its branches.
Table 12.2
Expected and actual income tax expense (benefit)

(USD million)
Year ended December 31	2006	2005	2004

Income from continuing operations before tax	255.5	50.2	21.0
Statutory average tax rate	21.4%	21.4%	21.4%
Expected income tax expense (benefit)	54.7	10.7	4.5
Increase (reduction) in taxes resulting from:
Change in valuation allowance	–49.4	0.6	137.3
Foreign tax-rate differential	13.3	21.0	–150.0
Tax exempt realized gains (losses) from equity securities	–1.5	–5.2	–3.3
Changes in applicable tax rate	—	—	1.2
Prior year adjustments	3.1	–2.7	3.0
Change in net operating loss	—	—	–6.0
Hedge agreement (permanent difference due to ruling with tax authorities)	4.8	–6.1	–2.3
Forgiveness of debt	12.3	—	—
Other reconciling items	3.2	–2.2	11.0
Actual income tax expense (benefit)	40.5	16.1	–4.6
Effective tax rate	15.9%	32.1%	–21.9%
For the year ended December 31, 2006, Converium’s consolidated income tax expense of USD 40.5 million is comprised of USD 10.3 million of current income tax expense and USD 30.2 million of deferred income tax expense. The current portion reflects the net tax paying position of some affiliates and the financial statement benefit recognized for net operating loss utilization. Due to the establishment of a full valuation allowance on the net deferred tax position for certain

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other affiliates, no deferred income tax expense has been reported for these entities.
Due to the reorganization of the Company the profit allocation from Switzerland to Bermuda had to be reduced. This change resulted in an increase of net deferred tax assets and the valuation allowance on net deferred tax assets respectively. Both developments have been presented in the table prior as changes in applicable tax rate and change in valuation allowance. In addition to the described development, the change in valuation allowance was impacted by movements in temporary differences and net operating losses in all jurisdictions.
Converium’s consolidated income tax expense for the year ended December 31, 2004 reflects an expense of USD 126.1 million related to the establishment of a valuation allowance against the net deferred tax assets at Converium AG. The effect was partially offset by an increase in deferred tax assets due to additional net operating losses related to the impairment of the carrying value of Converium AG’s participation in the former North American operations and general reserve strengthening.
As of December 31, 2006, Converium had total net operating losses carried forward of USD 1,040.5 million available to offset future taxable income of certain branches and subsidiaries. All of these net operating losses carried forward relate to Converium Rückversicherung (Deutschland) AG and Converium AG. Converium AG’s net operating losses expire in the years 2011 through 2013. The benefits of these carry-forwards are dependent on the generation of taxable income in those jurisdictions in which they arose and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carry-forwards will not be utilized.
Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets at each reporting period. Realization of the deferred tax asset related to net operating losses carried forward is dependent upon generating sufficient taxable income within specified future periods.
Converium’s deferred income tax assets and liabilities are reflected in table 12.3 below:
Table 12.3
Deferred income taxes

(USD million)
As of December 31, 2006	2006	2005

Deferred income tax assets
Loss reserve discount	3.1	3.4
Other technical adjustments	8.6	27.0
Accruals not currently deductible	14.2	0.7
Loss and benefits reserves	8.9	23.2
Net operating loss carryforwards	235.3	219.7
Goodwill	—	4.9
Investments	12.5	—
Unrealized currency losses	17.6	33.1
Other	0.1	7.3

Total deferred income tax assets	300.3	319.3

Valuation allowance	–120.2	–157.0
Net deferred income tax assets	180.1	162.3

Deferred income tax liabilities
Equalization reserves	89.2	59.4
Deferred policy acquisition costs	53.1	38.6
Unrealized appreciation of investments	24.3	35.1
Unrealized currency gains	45.1	10.7
Investments	—	8.8
Other technical adjustments	—	10.5
Other	9.3	6.3

Total deferred income tax liabilities	221.0	169.4

Net deferred income taxes as of December 31	–40.9	–7.1

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Included in the change in valuation allowance as of December 31, 2006 is a decrease of USD 8.8 million as a result of the fluctuation in foreign currency rates.
The current net income tax payable as of December 31, 2006 was USD 7.3 million. The current net income tax payable as of December 31, 2005 was USD 9.1 million as compared with a current net income tax receivable of USD 1.0 million at December 31, 2004.
13. Employee benefits
Personnel costs incurred for 2006, 2005 and 2004 were USD 82.8 million, USD 89.9 million and USD 87.4 million, respectively. The 2005 and 2004 amount includes costs related to the retention plans rolled out in September 2004 (see Note 14).
Defined benefit pension plans
Converium has defined benefit plans for its European employees. The employees of the North American operations which were sold in December 2006 participated in defined contribution plans which provided benefits equal solely to contributions paid plus investment returns. As at December 31, 2006 Converium no longer has defined contribution plans.
Employees of certain of Converium’s entities are covered under various defined benefit pension plans. Eligibility for participation in these plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees’ years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods. The transition obligation (asset) was fully amortized at the end of 2003.
The Pension Fund of Converium AG (the “Fund”) is a foundation whose objective is to insure the personnel of Converium AG against the economic consequences of retirement, disability and death as provided by the statutory provisions of the plan rules. The Fund is a pension fund providing mandatory insurance as required by Swiss Federal Law and is supervised by the Canton of Zurich. The Fund’s pension plan is a “defined contribution plan” in accordance with Swiss Federal Law, but it does not meet the definition of a defined contribution plan pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, because of certain defined benefit elements required by Swiss Federal Law.
The overall goal of the plan is to maximize total investment returns to provide sufficient funding for present and anticipated future benefit obligations within the constraints of a prudent level of portfolio risk and diversification. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains primarily a diversified blend of equity and fixed income investments together with other asset classes, including real estate which are used to enhance long-term returns, while improving portfolio diversification. Investment risk is measured and monitored on a regular basis.
The assumptions about long-term rates of return on plan assets are based on the historical difference in performance between equities and government bonds. Historical markets are studied and long-term historical relationships between equities and fixed income securities are observed, consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical performance reviews are conducted as part of this process. See Table 13.7 for more information on the asset allocation mix in respect of the years ended December 31, 2006 and 2005.
The participants’ contributions to the Fund typically amount to between 7% and 11.5% of the coordinated annual salary (defined as base salary minus coordination amount of 30%) depending on the insured participant’s age and 7% of the annual incentive-based salary. By law, the employer’s contribution must at least equal the contribution of the participant. Converium AG’s contribution typically amounts to between 9% and 16% of the coordinated annual salary and 9% of the incentive-based salary. Converium AG’s contributions to the Fund amounted to CHF 4.2 million (USD 3.4 million) in 2006 and CHF 6.3 million (USD 5.1 million) in 2005.
In addition, Converium’s German operations Converium Rückversicherung (Deutschland) AG have a defined benefit scheme which is fully unfunded in accordance with German statutory law.
Converium uses a December 31 measurement date for all of its defined benefit plans.
Based on the funded status of defined benefit and other post retirement benefit plans as of December 31, 2006, the Company reported an increase in pension liability of USD 6.6 million, a reduction in other comprehensive income, net of tax of USD 4.9 million and a decrease of deferred income taxes of USD 1.7 million.

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Participants may purchase pension benefits at their own cost at any time within certain limits defined by the plan rules or pre-finance their pension benefits reductions in case of early retirement.
The principal actuarial weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2006, 2005 and 2004 are as follows:
Table 13.1
Weighted average assumptions

	2006	2005	2004

Discount rate	3.26%	3.02%	3.46%
Expected long-term rate of return on assets	5.00%	5.50%	5.50%
Future salary increases	2.00%	2.00%	2.00%
Future pension increases	0.70%	0.65%	0.89%
The amounts recognized in the balance sheet were as follows:
Table 13.2

(USD million)	2006	2005	2004

Change in projected benefit obligation
Projected benefit obligation as of January 1	89.0	109.4	80.3
Service cost	7.3	7.3	7.4
Interest cost	2.8	3.1	3.2
Settlements/curtailments	—	–19.7	—
Actuarial losses (gains)	–4.6	5.2	10.1
Benefits paid	–1.7	–2.3	–0.9
Foreign currency translation effects	7.2	–14.0	9.3
Projected benefit obligation as of December 31	100.0	89.0	109.4

Change in fair value of plan assets
Fair value of plan assets as of January 1	55.5	68.2	50.6
Actual return on plan assets	2.0	4.4	2.5
Employee contributions	2.4	2.6	3.1
Employer contributions	3.8	5.6	7.1
Settlements/curtailments	—	–13.8	—
Benefits paid	–1.7	–2.3	–0.9
Foreign currency translation effects	4.7	–9.2	5.8
Fair value of plan assets as of December 31	66.7	55.5	68.2

Reconciliation of funded status
Projected benefit obligation	100.0	89.0	109.4
Fair value of plan assets as of December 31	66.7	55.5	68.2
Funded status	–33.3	–33.5	–41.2

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Notes to the consolidated financial statements
Table 13.3

(USD million)	2006	2005	2004

Amounts recognized in the consolidated balance sheets
Accrued benefit liability	–33.3	–26.3	–31.7

Amounts recognized in Accumulated Other Comprehensive Income (AOCI)
Actuarial loss(gain)	9.0	—	—
Past service cost	–0.8	—	—
Additional minimum pension liability	—	3.8	7.7

Total pension asset/liability recognized	8.2	3.8	7.7

Assets/liabilities recognized in the consolidated balance sheets
Current liabilities	–0.6
Non-current liabilities	–32.7

Total assets/liabilities recognized	–33.3

At December 31, 2006, 2005 and 2004 the accumulated benefit obligation with respect to all of the Company’s defined benefit plans is USD 91.4 million, USD 82.4 million and USD 100.7 million, respectively.
Service costs include participant contributions of USD 2.4 million, USD 2.6 million and USD 3.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.
The net periodic benefit expense in the income statement consists of the following components:
Table 13.4
Net periodic benefit expense

(USD million)
Year ended December 31	2006	2005	2004

Service cost	7.3	7.3	7.4
Interest cost	2.8	3.1	3.2
Expected return on plan assets	–3.0	–3.6	–3.1
Employee contributions	–2.4	–2.6	–3.1
Amortization of transition obligation	—	—	—
Amortization of actuarial (gains) losses	0.2	0.7	—
Amortization of past service cost	–0.2	–0.2	–0.2
Loss on settlements/curtailments	—	2.2	—
Net periodic benefit expense	4.7	6.9	4.2
The movement in the accrued benefit liability was as follows:
Table 13.5
Accrued benefit liability

(USD million)
As of December 31	2006	2005	2004

Balance at January 1	–26.3	–31.7	–26.0
Current year expense	–4.7	–6.9	–4.2
Contributions paid	3.8	5.6	7.1
Change in additional liabilities	–4.1	2.8	–6.5
Foreign currency translation effects	–2.0	3.9	–2.1
Balance at December 31	–33.3	–26.3	–31.7

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The expected future cash flows to be paid by Converium in respect of pension plans at December 31, 2006 was as follows:
Table 13.6
Expected future cash flows

(USD million)

Employer contributions
2007 (estimate)	4.9
Expected future benefit payments
2007	3.7
2008	3.8
2009	3.8
2010	3.9
2011	3.9
2012–2016	21.6
The weighted average assets allocation of funded defined benefit plans at December 31, 2006 was as follows:
Table 13.7
Weighted average assets allocation of defined benefit plans

Year ended December 31	Long-term target	2006	2005

Equity securities	19%–33%	32%	24%
Debt securities	46%–70%	51%	55%
Real estate	14%–20%	16%	17%
Cash and other investments	0%–8%	1%	4%

Total		100%	100%

The following table summarizes the effect of required changes in the additional minimum pension liabilities (“AML”) as of December 31, 2006, prior to adoption of FAS 158 as well as the impact of the initial adoption of FAS 158.
Table 13.8
Initial adoption impact of SFAS 158

	Pre-FAS 158 with	Adjustment to	Post AML and FAS
(USD million)	AML adjustments	initially apply FAS 158	158 Adjustments

Other liabilities	–26.7	–6.6	–33.3
Accumulated other comprehensive income	1.6	6.6	8.2
Accumulated other comprehensive income, net of tax	1.0	4.9	5.9
14. Share compensation and incentive plans
Converium has various incentive- and share-based compensation plans to attract, retain and motivate management and employees, to reward them for their contributions to Converium’s performance and to encourage employee share ownership.
(a) Cash-based incentive plans
Converium operates a short-term incentive program (“Annual Incentive Plan” or “AIP”) for all employees. Awards are made in cash based on the accomplishment of both organizational and individual performance objectives. The compensation expense incurred in 2006, 2005 and 2004 in connection with these plans was USD 8.7 million, USD 12.1 million and USD 0.9 million, respectively.

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Employee retention plan
In September 2004, Converium adopted a retention plan for certain of its key employees in order to ensure the successful continuation of business operations and the orderly run-off of its formerly owned North American operations. The total cost of the program was USD 28.8 million, over a three year period with the last installment paid in January 2006. The continuing operations portion was USD 7.1 million and USD 11.6 million for 2005 and 2004, respectively. Included in the results for discontinued operations for 2006 is an accrual of USD 0.8 million for payments to certain North American employees following the finalization of the sale of the North American operations in December 2006. No further amounts are expected to arise.
(b) Share-based incentive plans
Share-based compensation plans include all plans under which shares or options to purchase shares are awarded. The grant of shares and options to purchase shares in Converium Holding AG is at the discretion of the Nomination and Remuneration Committee of the Board of Directors. The most significant of these are described in the following plans.
Employee Stock Purchase Plan
Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period.
Annual Incentive Share Plan
Certain executives receive a minimum of 25% of their Annual Incentive Plan in the form of Converium shares. All employees may elect to receive up to 50% of their AIP in Converium shares. If these AIP shares are held for a three-year period, employees receive an additional share award equal to 25% of their AIP shares.
Table 14.1 summarizes the status of Converium’s share plans for 2006, 2005 and 2004.
Table 14.1
Status of unvested shares

	2006	2005	2004

Unvested shares at beginning of year	427,376	457,182	160,859
Shares granted	385,827	262,158	438,795
Shares vested	–216,104	–220,109	–30,288
Shares forfeited	–68,637	–71,855	–112,185
Unvested shares at end of year	528,462	427,376	457,181
The total fair value of shares vested during the years ended December 31, 2006 and 2005, was USD 2.6 million and USD 2.8 million, respectively.
Long-Term Incentive Plan (LTIP)
The LTIP is designed to align the interests of management closely with those of shareholders and to encourage share ownership. LTIP awards are made to senior employees and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years.
(c) Option-based incentive plans
Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant. Due to the sale of the North American operations as of December 13, 2006, un-vested grants for active North American employees forfeited as of the sale date. Any unexercised options will forfeit as of March 13, 2007.
Executive IPO option plan
In connection with the Transactions, Converium granted certain executives options to purchase shares in Converium Holding AG (the “Executive IPO Option Plan”). Under the Executive IPO Option Plan, 420,000 options to purchase shares in Converium Holding AG were awarded. The exercise prices were equal to the market value of the shares or ADSs on the grant date. Executive IPO Options are now fully vested and expire 10.5 years after the date of grant.
Table 14.2 summarizes the status of Converium’s outstanding stock options for 2006, 2005 and 2004.

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Table 14.2
Outstanding stock options

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price

Outstanding at beginning of year	2,607,792	CHF 14.95	2,359,954	CHF 45.88	1,728,744	CHF 71.17
Granted	786,495	15.38	760,325	12.87	1,238,640	17.75
Exercised	–541,296	10.31	–123,637	9.59	–39,806	68.64
Forfeited	–409,539	19.63	–388,850	14.59	–567,624	59.90
Outstanding at end of year	2,443,452	14.71	2,607,792	14.95	2,359,954	45.88
Options exercisable at end of year	1,432,933	15.40	1,709,400	16.73	1,311,491	61.38
On December 31, 2006, the aggregate intrinsic value of the options outstanding and options exercisable was USD 5.9 million and USD 3.5 million, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was USD 2.4 million and USD 0.4 million, respectively.
The fair value of options granted was estimated on the date of grant using the Black-Scholes-Merton option pricing model. The expected dividend yield reflects Converium’s long-term dividend policy. Expected volatilities are based on implied volatilities from publicly traded options on Converium shares. The expected life of the options is based on the longest vesting period of the grants made. The risk-free rate for periods within the contractual life of the option is based on Swiss franc interest rates of Swiss Government bonds at the time of grant.
Table 14.3 shows the weighted average assumptions for employee options with an exercise price equal to the market price of the stock on the grant date.
Table 14.3
Weighted average

	2006	2005	2004

Risk-free rate	2.44%	2.21%	2.11%
Expected life	3 years	3 years	3 years
Expected volatility	28.66%	31.08%	31.79%
Dividend yield	1.50%	1.50%	2.05%
Fair value of options granted	USD 2.48	USD 3.19	USD 3.33
Table 14.4 shows the weighted average assumptions for Board of Director options whose exercise price is less than the market price of the stock on the grant date.
Table 14.4
Weighted average

	2006	2005	2004

Risk-free rate	2.50%	n/a	n/a
Expected life	3 years	n/a	n/a
Expected volatility	28.00%	n/a	n/a
Dividend yield	1.50%	n/a	n/a
Fair value of options granted	USD 4.19	n/a	n/a

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Notes to the consolidated financial statements
Table 14.5 shows the weighted average assumptions for Board of Director options with an exercise price higher than the market price of the stock on the grant date.
Table 14.5
Weighted average

	2006	2005	2004

Risk-free rate	n/a	2.00%	1.17%
Expected life	n/a	3 years	3 years
Expected volatility	n/a	32.00%	21.84%
Dividend yield	n/a	1.50%	2.21%
Fair value of options granted	n/a	USD 0.10	USD 9.65
Table 14.6 summarizes information about stock options outstanding at December 31, 2006:
Table 14.6
Weighted average of options outstanding/exercisable

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
Range of	Number	average remaining	average	Number	average
exercise prices	outstanding	contractual life	exercise price	exercisable	exercise price

CHF 8.64 –13.94	1,116,708	8.23	CHF 11.36	676,105	CHF 11.40
CHF 14.80 –18.60	1,151,946	8.56	CHF 16.00	582,030	CHF 16.37
CHF 26.50 –33.22	174,798	4.54	CHF 27.61	174,798	CHF 27.61
CHF 8.64 –33.22	2,443,452	8.12	CHF 14.71	1,432,933	CHF 15.40
(d) Compensation expense
The compensation expense charged to income under the share-based incentive plans was USD 4.2 million, USD 5.0 million and USD 5.7 million in 2006, 2005 and 2004, respectively. As of December 31, 2006, there was USD 4.9 million of total unrecognized compensation cost related to non-vested shares and options; that cost is expected to be recognized over a period of 1.3 years.
(e) Cash used / received
Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2006 and 2005 was USD 4.5 million and USD 0.9 million, respectively. In order to fulfill its obligations under the various employee share plans Converium has repurchased shares on the open market. In 2007, Converium plans to continue repurchasing its own shares on the open market with an expected number between 500,000 and 700,000 shares. Cash used for this activity in years ended December 31, 2006, 2005 and 2004 amounts to USD 16.7 million, USD 1.5 million, and USD 6.5 million, respectively.
15. Shareholders’ equity
(a) Issued share capital
Upon incorporation on June 19, 2001, Converium Holding AG had share capital of CHF 100,000 divided into 10,000 fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends. On September 24, 2001, the Extraordinary General Meeting of the shareholders passed two resolutions to increase the share capital to CHF 400 million, divided into 40 million fully paid registered shares with a nominal value of CHF 10 each, all of which were entitled to receive dividends.
In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The additional shares were issued and Converium’s corresponding capital increase (and reduction of the nominal value) were recorded, in the Commercial Register of the Canton of Zug, Switzerland on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued, outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.

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(b) Authorized share capital
At the Annual General Meeting on April 27, 2004, the shareholders resolved to create authorized share capital and amended the Articles of Incorporation, which provides that the Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issuance of up to a maximum of four million fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40 million. Subsequent to the reduction of the nominal value of each of Converium’s shares from CHF 10 to CHF 5 as a result of the resolution by the shareholders at the EGM of September 28, 2004, Converium’s authorized capital is now CHF 20,000,000 with the Board being authorized to issue up to four million shares.
At the Annual General Meeting on April 11, 2006 the shareholders resolved to extend the authority of the Board of Directors to increase the share capital until April 11, 2008.
At December 31, 2006, no shares were issued from the authorized share capital.
(c) Contingent share capital
At the Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to state that the previously available conditional share capital for use in conjunction with the employee participation plans has been replaced by a conditional share capital for option rights and/or conversion rights for a number of four million shares or CHF 40,000,000 in nominal share capital.
Subsequent to the reduction of the nominal value of each of Converium’s shares in October 2004, its conditional capital is now for a number of four million shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 pursuant to which up to four million shares can be issued upon exercise of conversion or option rights allotted in connection with bonds and other financial market instruments.
At December 31, 2006, no shares were issued from the contingent share capital.
(d) Dividend restrictions, reductions in the registered shares’ nominal value and capital and solvency requirements
Converium Holding AG is subject to legal restrictions on the amount of dividends it may pay to its shareholders under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. Similarly, the Company laws of countries in which Converium entities operate may restrict the amount of dividends payable by such entities to their parent companies.
As of December 31, 2006, Converium Holding AG had 146,689,462 registered shares with a nominal value of CHF 5 each issued. Based on Swiss company law, Converium Holding AG is entitled to reduce the nominal value of its registered shares down to CHF 0.01 by a respective payment per share to its shareholders. Other than by operation of the restrictions mentioned above, the ability of Converium entities to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the entities operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).
In Switzerland, insurance supervisory regulations require entities to fund their statutory reserves at a minimum level of 20% of net profits until the statutory reserve fund reaches an amount equal to 50% of the statutory share capital, including freely disposable reserves, if any. In the United States, restrictions on payment of dividends are imposed by the Insurance Commissioner of the state of domicile. In Germany, the minimum amount of statutory capital reserves required is 10% of the nominal value of the common stock. If the 10% criterion is met, dividends of up to 100% of current years’ surplus can be paid. If the 10% criterion is not met, dividends are limited to a maximum of 95% of current years’ surplus less the prior year loss carryover. Under German law, an entity’s executive board in consent with the supervisory board establishes the annual accounts and proposes on the distribution of the profits. The shareholders meeting (AGM) decides on this proposal.
16. Transactions with Zurich Financial Services
Quota Share Retrocession Agreement
In connection with the Transactions, the transfer of certain historical reinsurance business to Converium AG by ZIC and ZIB was affected by means of the Quota Share Retrocession Agreement effective July 1, 2001. The covered business consists of the business historically managed by Converium, which has an inception or renewal date on or after January 1, 1987 and consists of substantially all of the third party assumed reinsurance business written by ZIC and ZIB, under the “Zurich Re” brand name. The liabilities Converium AG assumed include all net unearned premiums, net losses and loss expenses and experience account balances relating to this business.

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Notes to the consolidated financial statements
The Quota Share Retrocession Agreement provides for the payment of premiums to Converium AG by ZIC as consideration for assuming the covered liabilities. The Quota Share Retrocession Agreement provides that these premiums are on a “funds withheld” basis, whereby the premium is not immediately paid, but is rather retained by ZIC and credited to a funds withheld account, which is referred to as the Funds Withheld Asset.
Because the business subject to the Quota Share Retrocession Agreement consists of business that was historically managed by Converium, this business is already reflected in the financial statements. Any reinsurance business written by ZIC or ZIB that is not part of the historically managed and operated third-party reinsurance business of Converium is not covered by the Quota Share Retrocession Agreement and all related legal rights and obligations of this business have been retained by ZIC and ZIB. Accordingly, this business is excluded from the financial statements. Therefore, execution of the Quota Share Retrocession Agreement has no impact on results of operations as reported.
Converium AG will receive the surplus remaining with respect to the Funds Withheld Asset, if any, after all liabilities have been discharged. In case the Funds Withheld Asset is not sufficient to cover the respective liabilities under the Funds Withheld Quota Share Retrocession Agreement with ZFS, Converium would have to meet those liabilities. Any surplus or any additional cash flows will be recorded in the financial statements in the period when realized. Any additional liabilities will be recorded in the financial statements when probable and reasonably estimatable. Additionally, ZFS has the right to prepay to Converium AG the full amount or a portion thereof of the Funds Withheld Asset prior to the termination of the agreement.
On December 23, 2005, an Amendment was agreed by the parties to the Quota Share Retrocession Agreements by way of which Section 7.01 – FW Cash Calls – was amended, with immediate effect, to provide, that Converium has the right, by giving sixty days prior written notice to ZFS, to ask for payment in cash on January 1 and July 1 of each calendar year, for the first time on July 1, 2006, of up to 25% of the total funds withheld sub-account balances, as per the most recent quarterly statements, under the respective agreements with ZFS. Furthermore, Converium has the right, at any time upon giving sixty days prior written notice, to ask for the residual balance of the funds withheld account falling below USD 100.0 million, to be paid in cash and in case Converium’s insurers financial strength rating as assigned by Standard & Poor’s is A or higher the latter amount is increased to USD 200.0 million.
Converium AG continues to administer the transferred business on behalf of ZIC and ZIB, which remain liable to the original cedents of the business. Additionally, Converium AG manages third-party retrocessions related to the business transferred. Converium bears the credit risk for uncollectible reinsurance balances excluding those related to the September 11th terrorist attacks. Converium AG has a broad right of offset under the Quota Share Retrocession Agreement so that reinsurance balances owed to ZIC and ZIB may be offset against the Funds Withheld Asset account directly.
The Quota Share Retrocession Agreement provides for commutation and termination for special reasons, such as insolvency of a party or loss of its authorization to do business or a change of control of Converium AG or Converium Holding AG. Each of the parties agrees to indemnify the other against liability or expense incurred by reason of its conduct or failure to act in appropriate circumstances. The Quota Share Retrocession Agreement contains other provisions that are customary for an agreement of this nature.
See Notes 6, 8, 17 and 20 for other transactions with ZFS and Note 25 for additional information.
17. Related party transactions
GAUM
In 2003, Converium finalized an agreement to acquire a 25% stake in GAUM, a leading international commercial and general aviation underwriting agency, as a part of its strategy to strengthen its long-term position in the Aviation & Space line of business. At that same time, Converium entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc.
In February 2004, Converium AG acquired a further 5.1% stake in GAUM from RSA increasing its overall stake to 30.1%.
For the 2006, 2005 and 2004 underwriting years, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM. Gross premiums assumed through the pools managed by GAUM were USD 230.8 million, USD 206.2 million and USD 289.0 million for 2006, 2005 and 2004 respectively.
In the light of changing business circumstances associated with Converium’s S & P rating downgrade in the third quarter of 2004, Converium entered into fronting agreements with Munich Re and National Indemnity in order to support and sustain the aviation business from GAUM. These fronting

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agreements initially extended to September 30, 2005, however Converium has subsequently entered into a further series of fronting agreements with National Indemnity Company and Munich Re under similar terms and conditions which ensured Converium’s continued participation in the pool of GAUM through December 31, 2006. Converium also entered into a further agreement to extend the fronting agreement with the two counterparties until December 31, 2007 in respect of United States and Canadian sourced business and until June 30, 2007 in respect of business sourced from the rest of the world.
The pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s Rating Service it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. Converium expects that continuation of its membership at its current rating is likely to be conditional upon its entering fronting arrangements acceptable to other pool members in a timely fashion and thereafter maintaining such arrangements. If Converium’s membership were to be reduced to less than a 5% share, it would not be permitted to participate in future pool business and would have to collateralize by way of a letter of credit its obligations under the business written by the pool in its name prior to its termination. If Converium’s pool membership were terminated, it may also be required to sell its 30.1% stake in GAUM.
At December 31, 2006 and December 31, 2005, the current carried value of goodwill associated with the 30.1% stake in GAUM was GBP 13.1 million (USD 23.4 million) and GBP 13.2 million (USD 23.6 million).
See Note 7 for additional information on GAUM goodwill and intangible assets.
At December 31, 2006 and December 31, 2005 Converium had an outstanding shareholder loan to GAUM of GBP 15.2 million (USD 29.8 million) and GBP 15.2 million (USD 26.1 million) at the respective balance sheet dates.
MDU
Converium entered into a strategic alliance with the MDU that resulted in a 49.9% participation in MDUSL. MDUSL distributes medical malpractice insurance policies to the members of the MDU. As a result of the initial FSA approval in respect of general liability business, insurance policies underwritten by Converium Insurance (UK) Ltd were issued to members of the MDU beginning July 1, 2003. These insurance policies replaced policies formerly issued in the United Kingdom by ZFS’ entities, the majority of which were reinsured by Converium. Gross premiums written from MDU were USD 187.6 million, USD 178.6 million and USD 170.9 million for 2006, 2005 and 2004, respectively.
The MDU Shareholders’ Agreement provides that if Converium’s credit rating is lowered by more than seven points, from its initial “A+” rating, by a recognized credit ratings agency, the MDU may serve Converium with a Termination Notice. Within sixty days after service of such termination notice, MDU has the right to purchase Converium’s 49.9% shareholding in MDU Services Ltd. at a price to be mutually agreed upon by the parties, or to be determined by a valuation expert. See Note 7 for additional information on MDU.
The current terms of the MDU Shareholders’ Agreement require that Converium will provide a price concession, starting in 2010 and annually thereafter based upon a predetermined formula under which a price concession, which will be equal to 50% of the amount by which the present value profit, of a particular underwriting year, as calculated 10 years after that underwriting year has expired, exceeds a pre-agreed target expected present value profit. Converium has recognized a charge of USD 7.7 million and USD 9.0 million for 2006 and 2005 respectively in other (loss) income reflect-ing the current view of how the Company will settle this obligation.
At December 31, 2006 and December 31, 2005, the balance sheet obligation included in other liabilities was USD 16.7 million and USD 9.0 million respectively.
See Note 25 for additional information.
18. Supplemental cash flow disclosures
Table 18.1
Supplemental cash flow disclosures

(USD million)
Year ended December 31	2006	2005	2004

Income taxes paid	13.2	6.2	9.7
Interest expense paid	–16.7	–17.2	–18.7

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Notes to the consolidated financial statements
19. Fair value of financial instruments
The methods and assumptions used by Converium in estimating the fair value of financial instruments are:
–	Fixed maturities securities: fair values are generally based upon quoted market prices. Where market prices are not readily available, fair values are estimated using either values obtained from independent pricing services or quoted market prices of comparable investments.

–	Equity securities: fair values are based on quoted market prices.

–	Funds Withheld Asset: carrying value of the Funds Withheld Asset approximates fair value.

–	Other investments: for which quoted market prices are not readily available are not fair valued or are not significant to Converium.

–	Cash and short-term investments: carrying amounts approximate fair value.

–	Debt: fair values are generally based upon quoted market prices.
Table 19.1 lists the estimated fair values and carrying values of Converium’s financial instruments as of December 31, 2006 and 2005.
Table 19.1
Fair value of financial instruments

	Total	Total	Total	Total
(USD million)	fair value	carrying value	fair value	carrying value
As of December 31	2006	2006	2005	2005

Fixed maturities	3,821.8	3,840.8	4,948.6	4,963.4
Equity securities	734.7	734.7	362.6	362.6
Other investments (excluding direct real estate)	173.3	173.3	108.5	108.5
Short-term investments	44.9	44.9	35.1	35.1
Funds Withheld Asset	940.7	940.7	1,020.1	1,020.1
Cash and cash equivalents	633.1	633.1	647.3	647.3
Debt	–202.9	–194.1	–377.0	–391.2
20. Commitments and contingencies
Letters of credit
As of December 31, 2006, Converium had total letters of credit outstanding of USD 1,974.5 million, which included USD 1,898.0 million secured and USD 76.5 million unsecured.
Table 20.1
Letters of credit

	Date of				Assets
(USD million)	agreement	Duration	Capacity	Utilized	pledged

Syndicated Letter of Credit Facility	Nov 29, 2004	3 years	1,600.0	1,053.2	1,074.7
Reinsurance assumed letters of credit	various	various	1,120.0	844.8	898.8
Unsecured	Aug 11, 2006	1 year	250.0	76.5	—

Total letter of credit facilities			2,970.0	1,974.5	1,973.5

Other pledges:
Deposit account for cedents					282.5
Internal trust					486.6

Total other pledges					769.1

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There are financial covenants attached to the syndicated letter of credit facility including restrictions on total borrowing up to 35% of tangible net worth (shareholders’ equity less goodwill) and tangible net worth must remain greater than USD 1,237.5 million at all times. Converium pays commission fees on outstanding letters of credit, which are distributed to the facility banks and can only be impacted by a change in the Company’s credit rating. The maximum amount of this fee is 0.50%.
On August 11, 2006, Converium has secured an uncollateralized USD 250.0 million letter of credit facility from a leading European banking group, at market conditions. It will be primarily used to support third party claims related to the underwriting business. As of December 31, 2006, the total outstanding letter of credit under this facility was USD 76.5 million.
As of December 31, 2006, Converium reported total investments including cash and cash equivalents and excluding the Funds Withheld Asset of USD 5,457.7 million. Of this total, USD 1,973.5 million was pledged as collateral relating to outstanding letters of credit.
Operating leases
Converium has entered into various operating leases as lessee for office space and certain computer and other equipment. Rental expenses for these items totaled USD 10.6 million, USD 10.3 million and USD 11.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Table 20.2 lists minimum future payments under operating leases with terms in excess of one year.
Table 20.2
Minimum future payments under operating leases

Rental
(USD million)	payments

2007	10.1
2008	10.0
2009	8.8
2010	8.3
2011	7.8
2012 and thereafter	—

Total	45.0

Converium AG leases office space from ZFS. The lease term is fixed until 2011, with two renewal options for three-year terms each. The lease payments are fixed with annual rent escalations based on a cost of living index.
Converium Rückversicherung (Deutschland) AG leases office space from Oppenheim Immobilien Kapitalanlagegesellschaft mbH (Zürich Lebensversicherung Aktiengesellschaft (Deutschland) before the sale of the building). The lease term is for a period of ten years ending in 2008, with an option to renew for up to two additional ten-year terms. Lease payments have bi-annual rent escalations based on changes in local real estate price indices.
Parental Guarantees
In August of 2004, in order to retain certain US business, Converium AG endorsed for a number of selected cedents of Converium Reinsurance (North America) Inc. a parental guarantee with an option to novate business written for the 2003 and 2004 underwriting years. Some of these options to novate the business to Converium AG’s balance sheet were executed in the fourth quarter 2004. The remaining cedents did not execute the option and the business remained on Converium Reinsurance (North America) Inc.’s balance sheet. Due to the disposal of Converium’s North American operations to National Indemnity Company, Converium AG as the guarantor received from National Indemnity Company full indemnification of the potential outstanding liabilities. As of December 31, 2006, 2005 and 2004 these liabilities were USD 146.1 million, USD 95.7 million and USD 121.4 million, respectively.
MDU Put Option
On September 2, 2002, Converium AG granted MDU Investment Ltd (“MDUIL”) a put option which allows MDUIL, within the framework of the contractual agreement, to request that Converium AG subscribe to up to GPB 20 million preferred shares of MDUIL. The transaction would occur in tranches of one million shares at GBP 1 per share. At the same time, Converium AG granted the Medical Defence Union a call option that allows MDU to acquire in whole or in part the MDUIL shares held by Converium AG (or one of its subsidiaries).
Converium legal proceedings, claims and litigation
Converium Holding AG and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations as a reinsurer. The outcome of such current legal proceedings, claims and litigation could have a material effect on operating results or cash flows when resolved in a future period. However, in the opinion of management, these matters are not material to Converium’s financial position, with the exception of the matters described below:

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Notes to the consolidated financial statements
Canada Life
On December 21, 2001, The Canada Life Assurance Company (“Canada Life”), brought an action against Converium Rück-versicherung (Deutschland) AG (“Converium Germany”) in the United States District Court of the Southern District of New York. Canada Life alleged that Converium Germany breached certain quota share retrocession agreements with Canada Life by failing to indemnify its full percentage of Canada Life’s September 11th losses and by failing to post an USD 82.4 million letter of credit for its alleged liability pursuant to the ISA facilities’ underlying agreements. Converium Germany disputed this claim on the grounds that its liability under the pertinent contracts is limited and also raised other contract defenses. After litigation in the federal courts concerning jurisdictional issues, which Canada Life lost, Canada Life agreed to arbitration. The organizational meeting of the arbitrators took place on October 8, 2003. Since then, pursuant to an order by the arbitration panel, Converium Germany obtained a letter of credit of USD 65.97 million to be drawn down upon, if at all, should two of the three arbitrators issue an award in favor of Canada Life. A two-week hearing was conducted in July 2005. The arbitration panel since has rendered a final award in favor of Converium Germany. On May 9, 2006 (and later amended twice), Canada Life brought an action against the umpire of the arbitration panel and Converium Germany in the Ontario, Canada Superior Court of Justice seeking to set aside the final award. Canada Life alleges that the umpire was biased and unable to perform his duties. Canada Life also filed a Verified Petition against Converium Germany in the United States District Court of the District of New Jersey seeking, among other relief, to vacate the final award. Converium Germany recently filed a motion to dismiss the New Jersey action. On December 31, 2006 the letter of credit expired. The trial in the Canadian proceeding is scheduled to commence in May 2007.
Converium Germany disagrees with the factual and legal arguments of both lawsuits and contends that the final award is valid and binding. However, due to the uncertainties inherent in proceedings of this nature, Converium was unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of any potential loss resulting from these lawsuits.
Converium Germany has fully reserved this claim. However, arrangements entered into with ZFS provide for the claim to be covered by the agreed-to cap for September 11th related losses provided to Converium by ZFS in conjunction with Converium’s Initial Public Offering.
Review of certain of Converium’s reinsurance transactions
Ongoing investigations of the insurance and reinsurance industry and non-traditional insurance and reinsurance products are being conducted by U.S. and international regulators and governmental authorities, including the U.S. Securities and Exchange Commission and the New York Attorney General.
On March 8, 2005, MBIA issued a press release stating that MBIA’s audit committee undertook an investigation to determine whether there was an oral agreement with MBIA under which MBIA would replace Axa Re Finance as a reinsurer to Converium Reinsurance (North America) Inc. (CRNA), one of our former North American subsidiaries, by no later than October 2005. The press release stated that it appeared likely that MBIA made such an agreement or understanding with Axa Re Finance in 1998. Thereafter, on April 19, 2005, CRNA received subpoenas from the U.S. Securities and Exchange Commission and the Office of the New York Attorney General seeking documents related to certain transactions between CRNA and MBIA. Converium has also received additional inquiries from the Securities and Exchange Commission and other governmental authorities in Europe regarding non-traditional insurance and reinsurance products and/or the restatement of its financial statements. The inquiries are ongoing and Converium is fully cooperating with the governmental authorities.
In view of the industry investigations and the events relating to MBIA described above, Converium engaged independent outside counsel to assist it in a review and analysis of certain of its reinsurance transactions, including the MBIA transactions. The internal review, which was overseen by the Audit Committee, addressed issues arising from the ongoing governmental inquiries and Converium’s own decision to review certain additional items. The internal review involved the assessment of numerous assumed and ceded transactions including structured/finite risk and other reinsurance transactions and encompassed all business units of Converium, a review of hundreds of thousands of e-mails, attachments to e-mails and other documents and interviews of all current members of the Global Executive Committee and the Board of Directors, as well as certain former members of senior management and other employees of Converium. The Audit Committee believes that the scope and process of the internal review has been sufficient to determine whether Converium’s assumed and ceded transactions were improperly accounted for as reinsurance, rather than as deposits. After discussing the findings of Converium’s extensive internal review with independent outside counsel, the Audit Committee determined that certain accounting corrections were appropriate

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and authorized the Restatement of Converium’s financial statements as of and for the years ended December 31, 2004 through 1998. As part of this process, the Audit Committee has involved its independent group auditors, PricewaterhouseCoopers Ltd. Financial information for each of the quarters ended March 31, 2003 through June 30, 2005 have also been restated. For further information regarding these accounting adjustments, please refer to Converium’s 2005 Annual Report (Note 3 to the 2005 consolidated financial statements for additional information on the Restatement). Previously published financial statements regarding any of the above periods should no longer be relied upon.
As noted above, Converium is fully cooperating with the governmental authorities and has shared the results of its internal review with the relevant authorities. Although the internal review was extensive, the ongoing governmental inquiries, or other developments, could result in further restatements of Converium’s financial results in the future and could have a material adverse effect on Converium.
Class action lawsuits
Following the Company’s announcement on July 20, 2004, that second quarter 2004 results would fall short of expectations due to higher than modeled U.S. casualty loss emergence primarily related to the underwriting years 1997 to 2001, six securities law class action lawsuits were brought against the Company and several of its officers and directors in the United States District Court for the Southern District of New York between October 4, 2004 and December 2, 2004 (collectively, the “Federal Actions”).
On December 9, 2004, another securities law class action lawsuit, Rubin v. Converium Holding AG, et al., Index No. 04-117332, was brought against the Company and certain of its officers and directors in the Supreme Court of the State of New York for the County of New York. The Rubin action was removed to the United States District Court for the Southern District of New York. The Rubin action was removed to the United States District Court of the Southern District of New York. Rubin moved to remand his action to state court.
On July 14, 2005, the Court signed an order in the Federal Actions appointing Public Employees’ Retirement System of Mississippi and Avalon Holdings Inc. lead plaintiffs. On September 23, 2005, the lead plaintiffs filed a consolidated amended class action complaint (the “Complaint”) setting forth their claims. The Complaint includes the Louisiana State Employees’ Retirement System as an additional named plaintiff.
The Complaint names as defendants the Company; former directors Terry G. Clarke, Peter C. Colombo, Georg F. Mehl, George G.C. Parker, Derrell J. Hendrix and Anton K. Schnyder; former officers Dirk Lohmann, Martin Kauer and Richard Smith; former director Jürgen Förterer; ZFS; UBS AG; and Merrill Lynch International. The Complaint asserts claims for violations of Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act of 1933 and alleges, among other things, that the Company misrepresented and omitted material information in various public disclosures during the period from December 11, 2000, through September 2, 2004 because the Company did not establish adequate loss reserves to cover claims by policyholders; that the Company announced reserve increases prior to July 20, 2004, were insufficient; and that, as a result of the foregoing, the Company’s earnings and assets were materially overstated. The putative class of plaintiffs on whose behalf these lawsuits have been asserted consists of all buyers of the Company’s stock from December 11, 2001, through and including September 2, 2004. Plaintiffs are seeking unspecified compensatory damages, attorney’s fees, witness fees and expert fees.
On December 23, 2005, the defendants moved to dismiss the Complaint. On February 17, 2006 the lead plaintiffs submitted a memorandum of law in opposition to all defendants’ motions to dismiss the Complaint.
On April 21, 2006, plaintiffs filed a proposed Consolidated Second Amended Class Action Complaint, to amend their complaint to add Securities Act claims based on Converium’s March 1, 2006, restatement of its financial accounts from 1998 through 2005.
On November 16, 2006, the Court consolidated all of the actions, including the Rubin action. On December 1, 2006, Plaintiffs proposed another complaint, which made certain changes to the previously proposed Consolidated Second Amended Class Action Complaint.
On December 28, 2006, the Court issued an Opinion and Order granting in part and denying in part defendants’ motions to dismiss the Complaint. The Court dismissed the claims against all defendants alleging violations of Sections 11, 12 and 15 of the Securities Act of 1933 as well as claims asserting violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) based upon allegations that the Company misrepresented and omitted material information in its December 11, 2001, initial public offering prospectus and registration statement. The Court denied the motion to dismiss those claims against the Company and

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
three of its former officers alleging that those defendants violated Section 10(b) and Section 20(a) of the Exchange Act by misrepresenting and omitting material information in various public disclosures following the Company’s initial public offering. Also on December 28, 2006, the Court denied plaintiffs’ motion to amend their complaint. The Court further ordered that the parties who remain in the actions, including the Company, engage in settlement discussions before a Magistrate Judge.
On January 12, 2007, plaintiffs filed a motion for reconsideration of the Court’s December 28, 2006 order. The defendants filed an opposition to that motion on February 5, 2007, and plaintiffs filed a reply brief in further support of their motion on February 20, 2007. The motion, which asks the Court to reconsider its decision dismissing the Securities Act claims as time-barred, to allow plaintiffs to allege Exchange Act claims relating to the initial public offering on behalf of after-market purchasers and to allow plaintiffs to file their proposed amended complaint, is still pending.
The actions are in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on the Company’s financial condition, results of operations and cash flows.
21. Regulation
As a result of the developments in the latter part of 2004, various regulatory actions have occurred, the most significant of which are set forth below:
Switzerland
Converium AG has received an operating license from the Federal Office of Private Insurance (Bundesamt für Privatver-sicherungen) (the “FOPI”), an administrative unit of the Swiss Ministry of Finance (Eidgenössisches Finanzdepartment) and is subject to the continued supervision by the FOPI pursuant to the Swiss Insurance Supervisory Act of December 17, 2004 (Versicherungsaufsichtsgesetz) (“ISA”). The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Swiss Ministry of Finance is not explicitly designated by law. On January 1, 2006 a completely revised ISA together with an Implementing Ordinance entered into force. The main changes are an amended definition of solvency (Art. 9) which includes consideration of financial and operational risks, an emphasis on the control of corporate governance elements by the FOPI and an increased transparency and consumer protection. The most important new feature is the introduction of the Swiss Solvency Test (“SST”), a risk-based capital model which preempts the forthcoming changes in the EU based upon the EU Solvency II Directive. Insurance undertakings are allowed to use their internal models if they comply with certain conditions of a qualitative, quantitative and organizational nature defined and accepted by the FOPI.
By letter dated September 27, 2004 the FOPI has requested that Converium AG provide notice on certain inter-group transactions between Converium AG and its subsidiaries including loans, guarantees, cost-sharing agreements, capital injections and investments in subsidiaries. Furthermore the FOPI requested by letter dated October 14, 2004 certain additional information including Converium’s business strategy, planning, reserves, solvency and collateral issues. Converium is cooperating with the FOPI and is providing all required information and documentation.
In December 2004, per the FOPI’s request, Converium AG agreed to submit for approval the following inter-group transactions: inter-group loans and capital increases to subsidiaries exceeding USD 100.0 million; guarantees exceeding USD 10.0 million; transfer of portfolios or novations involving changes in reserves exceeding USD 25.0 million, dividends to Converium Holding AG and all inter-group reinsurance transactions that are not at arm’s length. Absent consent of the FOPI, the inter-group transactions exceeding the thresholds could not be executed, which may in turn have an impact on the funding in conjunction with inter-group transactions.
Germany
On November 16, 2005, the European parliament adopted new European Union (“EU”) reinsurance guidance, which has to be transferred into national law by the end of 2007. This guidance basically deals with items such as solvency requirements, jurisdiction of the supervisory authorities within the EU, European passports for reinsurers, licenses and financial reinsurance.
Many of those items have already been implemented in Germany, foremost into the newly released German Insurance Supervision Act as of January 1, 2005. This law now includes solvency requirements for reinsurers based on the Solvency I standard as well as license and many jurisdictional items in great detail. The remaining items have been prepared for a white paper, which is expected to pass the German parliament in spring 2007 and to be released by end of 2007.
In addition, extensive work has been initiated by the local German supervisory authority and the German insurance association in order to prepare for a risk based solvency system

|  107

(Solvency II), which should be similar to the Basel II requirements enacted for the banking industry. Solvency II is not expected to be released prior to 2008/2009. There are some ambitious efforts to try to harmonize those requirements with the non-EU country Switzerland, which is preparing the Swiss Solvency Test (SST) in parallel.
22. Consolidated entities
A list of operating entities and other important holdings, together with the country of incorporation, Converium’s ownership interest and the share capital of each entity, is set out below.

		% of equity
	Country of incorporation	shares held	Currency	Share capital

Converium AG	Switzerland/Zurich	100	CHF	400,000,000
Converium IP Management AG	Switzerland/Zurich	100	CHF	100,000
Converium Rückversicherung (Deutschland) AG	Germany/Cologne	100	EUR	4,601,627
Converium Holding (UK) Ltd	United Kingdom/London	100	GBP	101
Converium Insurance (UK) Ltd	United Kingdom/London	100	GBP	60,000,000
Converium London Management Ltd	United Kingdom/London	100	GBP	1,000
Converium Underwriting Ltd	United Kingdom/London	100	GBP	2
Converium Finance S.A.	Luxembourg/Luxembourg	100	EUR	31,000
Converium Finance (Bermuda) Ltd	Bermuda/Hamilton	100	USD	12,000
23. Earnings (loss) per share
Converium Holding AG purchased 1,340,000 shares and 200,000 shares during 2006 and 2005, respectively related to share-based compensation plans.
The following table shows the average shares outstanding and basic/diluted earnings per share:
Table 23.1

(in USD million, except per share information)
For the years ended December 31	2006	2005	2004

Income (loss) from continuing operations	215.0	34.1	25.6
(Loss) income from discontinued operations	–157.9	34.6	–608.1

Average basic shares outstanding (millions)	146.2	146.4	63.4
Average diluted shares outstanding (millions)	148.5	148.4	64.1

Basic earnings (loss) per share:
from continuing operations	1.47	0.23	0.40
from discontinued operations	–1.08	0.24	–9.59

Total basic earnings (loss) per share	0.39	0.47	–9.19

Diluted earnings (loss) per share:
from continuing operations	1.45	0.23	0.40
from discontinued operations	–1.07	0.23	–9.49

Total diluted earnings (loss) per share	0.38	0.46	–9.09

Earnings (loss) per share and average shares outstanding for 2004 reflect the addition of the 106,683,245 new shares issued in the Rights Offering that occurred in October 2004. The earnings (loss) per share calculation is based on an adjusted number of average shares outstanding.
Diluted earnings (loss) per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

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Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
24. Subsidiary issuer information
Presented below are the consolidating balance sheets of Converium Holding AG (the “parent guarantor”), Converium AG (the “subsidiary guarantor”) (together the “guarantor companies”) and Converium Finance S.A. (the “subsidiary issuer”), for whom the Guaranteed Subordinated Notes are guaranteed, as of December 31, 2006 and 2005 and the related condensed consolidating statements of income and condensed consolidating statements of cash flows for each of the three years in the period ended December 31, 2006. The guarantor companies have jointly and severally guaranteed payments by the subsidiary issuer on these notes. The subsidiary issuer and subsidiary guarantor are wholly owned subsidiaries of the parent guarantor.
Investments in subsidiaries are accounted for by the guarantor companies under the equity method for purposes of supplemental consolidating presentation as of the effective date of the acquisition. Earnings of subsidiaries are reflected in the investment accounts of the guarantor companies as of the effective date of the acquisition.
Information for the parent guarantor and the subsidiary issuer is only included from the date of formation.
Condensed consolidating statements of income

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2006	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Revenues
Net premiums written	—	1,436.1	—	415.9	—	1,852.0
Net premiums earned	—	1,398.4	—	413.3	—	1,811.7
Net investment income	12.8	213.9	13.5	49.1	–28.9	260.4
Net realized capital gains (losses)	—	16.1	—	2.8	—	18.9

Total revenues	12.8	1,628.4	13.5	465.2	–28.9	2,091.0

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	–773.0	—	–414.8	—	–1,187.8
Acquisition costs	—	–482.4	—	0.8	–0.5	–482.1
Other operating and administration expenses	–13.4	–103.8	–0.1	–31.3	—	–148.6
Other (loss) income	–10.0	–96.8	25.8	70.1	10.4	–0.5
Interest expense	–12.4	–0.4	–16.5	–6.2	18.8	–16.7
Restructuring costs	—	—	—	0.2	—	0.2

Total benefits, losses and expenses	–35.8	–1,456.4	9.2	–381.2	28.7	–1,835.5

(Loss) income before taxes	–23.0	172.0	22.7	84.0	–0.2	255.5
Income tax expense	—	–7.3	–0.1	–33.1	—	–40.5
(Loss) income from continuing operations	–23.0	164.7	22.6	50.9	–0.2	215.0
(Loss) income from discontinued operations	–190.8	32.9	—	—	—	–157.9
(Loss) income before equity in income (loss) of subsidiaries	–213.8	197.6	22.6	50.9	–0.2	57.1
Equity in income (loss) of subsidiaries	270.9	66.1	—	—	–337.0	—
Net income (loss)	57.1	263.7	22.6	50.9	–337.2	57.1

| 109
Consolidating balance sheets

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
As of December 31, 2006	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	2,750.2	14.1	1,076.5	—	3,840.8
Equity securities	—	578.9	—	155.8	—	734.7
Investment in subsidiaries	2,112.2	583.6	—	—	–2,695.8	—
Notes receivable	—	—	175.0	—	–175.0	—
Short-term and other investments	—	222.9	—	130.5	–104.3	249.1

Total investments	2,112.2	4,135.6	189.1	1,362.8	–2,975.1	4,824.6

Funds Withheld Asset	—	940.7	—	—	—	940.7

Total invested assets	2,112.2	5,076.3	189.1	1,362.8	–2,975.1	5,765.3

Other assets
Cash and cash equivalents	18.4	550.0	4.5	126.3	–66.1	633.1
Premiums receivable	—	638.8	—	550.1	–308.0	880.9
Reserves for unearned premiums, retro	—	12.7	—	266.1	–247.7	31.1
Reinsurance assets	—	449.9	—	1,527.8	–1,296.4	681.3
Other reinsurance receivable	—	—		1.9	–1.9	—
Funds held by reinsureds	—	1,550.0	—	1,053.3	–663.2	1,940.1
Deposit assets	—	—	—	2.5	—	2.5
Deferred policy acquisition costs	—	281.8	—	67.8	—	349.6
Deferred income taxes	—	1.4	—	4.2	—	5.6
Other assets	4.4	206.3	57.8	129.6	–164.6	233.5

Total assets	2,135.0	8,767.2	251.4	5,092.4	–5,723.0	10,523.0

Liabilities and equity
Liabilities
Reinsurance liabilities	—	5,359.0	—	2,974.3	–1,296.4	7,036.9
Reserves for unearned premiums, gross	—	559.7	—	370.3	–247.7	682.3
Other reinsurance liabilities	—	128.5	—	280.9	–305.7	103.7
Funds held under reinsurance contracts	—	224.5	—	606.1	–663.3	167.3
Deposit liabilities	—	239.3	—	10.9	—	250.2
Deferred Income taxes	—	1.1	—	45.4	—	46.5
Accrued expenses and other liabilities	76.0	227.5	0.9	167.7	–276.1	196.0
Notes payable	150.0	—	—	25.0	–175.0	—
Debt	—	—	194.1	—	—	194.1

Total liabilities	226.0	6,739.6	195.0	4,480.6	–2,964.2	8,677.0

Shareholders’ equity
Common stock and additional paid-in capital	1,908.2	1,873.8	—	478.7	–2,415.4	1,845.3
Unearned stock compensation	0.9	—	—	—	—	0.9
Total accumulated other comprehensive income (loss)	281.3	262.6	6.5	44.9	–314.1	281.2
Retained (deficit) earnings	–281.4	–108.8	49.9	88.2	–29.3	–281.4

Total shareholders’ equity	1,909.0	2,027.6	56.4	611.8	–2,758.8	1,846.0

Total liabilities and shareholders’ equity	2,135.0	8,767.2	251.4	5,092.4	–5,723.0	10,523.0

110 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Condensed consolidating statements of cash flows

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2006	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash (used in) provided by operating activities	–9.3	–16.5	1.2	–262.6	366.4	79.2

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities available-for-sale	—	1,178.7	—	824.0	—	2,002.7
Purchases of fixed maturities available-for-sale	—	–1,047.9	—	–695.5	—	–1,743.4
Proceeds from sales of equity securities	—	48.6	—	111.5	—	160.1
Purchases of equity securities	—	–395.3	—	–56.2	—	–451.5
Net increase (decrease) in short-term investments	—	2.2	—	–2.7	14.2	13.7
Proceeds from sales of other assets	—	176.0	—	–2.6	—	173.4
Purchase of other assets	—	–56.8	—	–0.2	—	–57.0
Net decrease in deposit assets	—	133.0	—	—	—	133.0
Proceeds from disposal of investment in subsidiaries	–1.7	74.0	—	—	–346.1	–273.8
Net cash (used in) provided by investing activities	–1.7	112.5	—	178.3	–331.9	–42.8

Cash flows from financing activities
Net purchases of common shares	–3.7	—	—	—	—	–3.7
Dividends paid to shareholders	–11.7	—	—	—	—	–11.7
Net decrease in deposit liabilities		–76.2	—	—	—	–76.2
Net cash used in financing activities	–15.4	–76.2	—	—	—	–91.6
Effect of exchange rate changes on cash and cash equivalents	2.9	50.9	0.1	12.5	–25.4	41.0
Change in cash and cash equivalents	–23.5	70.7	1.3	–71.8	9.1	–14.2
Cash and cash equivalents as of January 1	41.9	479.3	3.2	198.1	–75.2	647.3
Cash and cash equivalents as of December 31	18.4	550.0	4.5	126.3	–66.1	633.1

| 111

Condensed consolidating statements of income

						Adjustment
				Non-	Consoli-	for dis-
(USD million)	Converium	Converium	Converium	Guarantor	dating	continued	Consoli-
Year ended December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	operations	dated

Revenues
Net premiums written	—	1,195.7	—	620.0	—	–32.6	1,783.1
Net premiums earned	—	1,700.3	—	682.9	—	–128.4	2,254.8
Net investment income	13.3	217.3	13.4	111.8	–30.9	–67.1	257.8
Net realized capital gains (losses)	—	–42.6	—	10.2	57.9	5.8	31.3

Total revenues	13.3	1,875.0	13.4	804.9	27.0	–189.7	2,543.9

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	–1,323.4	—	–452.5	—	55.8	–1,720.1
Acquisition costs	—	–398.1	—	–177.5	—	38.2	–537.4
Other operating and administration expenses	–19.2	–112.0	–0.1	–79.5	—	47.3	–163.5
Other income (loss)	57.2	8.7	–24.7	3.3	–57.9	–8.5	–21.9
Interest expense	–11.2	–0.5	–16.5	–34.4	31.0	14.4	–17.2
Amortization/impairment of intangible assets	—	–21.5	—	—	—	—	–21.5
Restructuring costs	—	–9.3	—	–11.2	—	8.4	–12.1

Total benefits, losses and expenses	26.8	–1,856.1	–41.3	–751.8	–26.9	155.6	–2,493.7

Income (loss) before taxes	40.1	18.9	–27.9	53.1	0.1	–34.1	50.2
Income tax benefit (expense)	1.5	–2.5	–0.1	–14.5	—	–0.5	–16.1
Income (loss) from continuing operations	41.6	16.4	–28.0	38.6	0.1	–34.6	34.1
Income from discontinued operations	—	—	—	—	—	34.6	34.6
Income (loss) before equity in income (loss) of subsidiaries	41.6	16.4	–28.0	38.6	0.1	—	68.7
Equity in income (loss) of subsidiaries	27.1	10.6	—	—	–37.7	—	—
Net income (loss)	68.7	27.0	–28.0	38.6	–37.6	—	68.7

112 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Consolidating balance sheets

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
As of December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Assets
Invested assets
Fixed maturities	—	2,773.7	14.4	2,175.3	—	4,963.4
Equity securities	—	178.8	—	183.8	—	362.6
Investment in subsidiaries	1,624.5	542.0	—	—	–2,166.5	—
Notes receivable	150.0	—	175.0	—	–325.0	—
Short-term and other investments	—	280.3	—	110.6	–102.7	288.2

Total investments	1,774.5	3,774.8	189.4	2,469.7	–2,594.2	5,614.2

Funds Withheld Asset	—	1,020.1	—	—	—	1,020.1

Total invested assets	1,774.5	4,794.9	189.4	2,469.7	–2,594.2	6,634.3

Other assets
Cash and cash equivalents	41.9	479.3	3.2	198.1	–75.2	647.3
Premiums receivable	—	707.8	—	576.3	–224.8	1,059.3
Reserves for unearned premiums, retro	—	12.7	—	201.3	–176.2	37.8
Reinsurance assets	—	551.7	—	1,695.7	–1,404.7	842.7
Funds held by reinsureds	—	1,400.5	—	956.5	–539.6	1,817.4
Deposit assets	—	132.8	—	50.6	—	183.4
Deferred policy acquisition costs	—	251.3	—	53.0	—	304.3
Deferred income taxes	—	1.1	—	–0.1	—	1.0
Other assets	43.0	107.0	31.6	204.5	–87.7	298.4

Total assets	1,859.4	8,439.1	224.2	6,405.6	–5,102.4	11,825.9

Liabilities and equity
Liabilities
Reinsurance liabilities	—	5,683.7	—	3,921.9	–1,404.8	8,200.8
Reserves for unearned premiums, gross	—	487.5	—	299.3	–176.0	610.8
Other reinsurance liabilities	—	96.6	—	257.9	–226.7	127.8
Funds held under reinsurance contracts	—	162.0	—	710.5	–539.6	332.9
Deposit liabilities	—	276.6	—	24.0	—	300.6
Deferred income taxes	—	0.2	—	7.9	—	8.1
Accrued expenses and other liabilities	51.9	178.0	1.0	229.1	–259.7	200.3
Notes payable	150.0	—	—	175.0	–325.0	—
Debt	—	—	193.8	197.4	—	391.2

Total liabilities	201.9	6,884.6	194.8	5,823.0	–2,931.8	10,172.5

Shareholders’ equity
Common stock and additional paid-in capital	1,854.6	1,874.0	—	1,372.7	–3,250.8	1,850.5
Treasury stock	–1.5	—	—	—	—	–1.5
Unearned stock compensation	–3.5	—	—	—	—	–3.5
Total accumulated other comprehensive income (loss)	134.7	111.6	2.1	–22.8	–90.9	134.7
Retained (deficit) earnings	–326.8	–431.1	27.3	–767.3	1,171.1	–326.8

Total shareholders’ equity	1,657.5	1,554.5	29.4	582.6	–2,170.6	1,653.4

Total liabilities and shareholders’ equity	1,859.4	8,439.1	224.2	6,405.6	–5,102.4	11,825.9

| 113

Condensed consolidating statements of cash flows

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2005	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	68.7	415.0	–1.3	–761.1	–121.2	–399.9

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	—	—	–4.7	—	–4.7
Proceeds from sales and maturities of fixed maturities	—	929.3	—	3,372.1	—	4,301.4
Purchases of fixed maturities available-for-sale	—	–999.3	—	–3,064.3	—	–4,063.6
Proceeds from sales of equity securities	—	96.1	—	90.6	—	186.7
Purchases of equity securities	—	–8.2	—	–117.6	—	–125.8
Net increase in short-term investments	41.5	–292.5	—	127.2	197.2	73.4
Proceeds from sales of other assets	—	48.2	—	154.0	–149.4	52.8
Purchase of other assets	—	–13.1	—	–30.3	—	–43.4
Net increase in deposit assets	—	–10.6	—	–2.4	—	–13.0
Investment in subsidiaries	–70.0	–14.2	—	—	84.2	—
Net cash (used in) provided by investing activities	–28.5	–264.3	—	524.6	132.0	363.8

Cash flows from financing activities
Capital contribution	—	—	—	77.1	–77.1	—
Net purchases of common shares	–1.5	—	—	—	—	–1.5
Net (increase) decrease in deposit liabilities	—	–37.7	—	2.4	—	–35.3
Net cash (used in) provided by financing activities	–1.5	–37.7	—	79.5	–77.1	–36.8
Effect of exchange rate changes on cash and cash equivalents	1.1	21.2	0.3	25.6	–8.9	39.3
Change in cash and cash equivalents	39.8	134.2	–1.0	–131.4	–75.2	–33.6
Cash and cash equivalents as of January 1	2.1	345.1	4.2	329.5	—	680.9
Cash and cash equivalents as of December 31	41.9	479.3	3.2	198.1	–75.2	647.3

114 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
Condensed consolidating statements of income

						Adjustment
				Non-	Consoli-	for dis-
(USD million)	Converium	Converium	Converium	Guarantor	dating	continued	Consoli-
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	operations	dated

Revenues
Net premiums written	—	2,683.4	—	1,042.7	—	–470.2	3,255.9
Net premiums earned	—	2,599.8	—	1,282.4	—	–783.7	3,098.5
Net investment income	13.4	189.4	13.4	123.2	–26.7	–85.2	227.5
Net realized capital gains (losses)	—	12.6	—	33.9	—	–15.3	31.2

Total revenues	13.4	2,801.8	13.4	1,439.5	–26.7	–884.2	3,357.2

Benefits, losses and expenses
Losses, loss expenses and life benefits	—	–1,988.2	—	–1,354.3	—	947.5	–2,395.0
Acquisition costs	—	–651.0	—	–261.4	—	158.5	–753.9
Other operating and administration expenses	–11.7	–105.0	–0.1	–103.0	—	66.0	–153.8
Other income (loss)	23.7	–29.5	19.0	–21.4	—	3.5	–4.7
Interest expense	–10.6	–0.4	–16.5	–32.3	26.7	14.4	–18.7
Impairment of goodwill	—	—	—	–94.0	—	94.0	—
Amortization/impairment of intangible assets	—	–9.9	—	—	—	—	–9.9
Restructuring costs	—	–0.2	—	–2.5	—	2.5	–0.2

Total benefits, losses and expenses	1.4	–2,784.2	2.4	–1,868.9	26.7	1,286.4	–3,336.2

Income (loss) before taxes	14.8	17.6	15.8	–429.4	—	402.2	21.0
Income tax benefit (expense)	2.5	6.6	–0.1	–210.3	—	205.9	4.6
Income (loss) from continuing operations	17.3	24.2	15.7	–639.7	—	608.1	25.6
Loss from discontinued operations	—	—	—	—	—	–608.1	–608.1
Income (loss) before equity in (loss) income of subsidiaries	17.3	24.2	15.7	–639.7	—	—	–582.5
Equity in (loss) income of subsidiaries	–599.8	–624.1	—	—	1,223.9	—	—
Net (loss) income	–582.5	–599.9	15.7	–639.7	1,223.9	—	–582.5

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Condensed consolidating statements of cash flows

				Non-
(USD million)	Converium	Converium	Converium	Guarantor	Consolidating
Year ended December 31, 2004	Holding AG	AG	Finance S.A.	Entities	Adjustments	Consolidated

Cash provided by (used in) operating activities	41.6	698.9	2.1	–383.9	—	358.7

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	—	–214.9	—	–13.3	—	–228.2
Proceeds from sales and maturities of fixed maturities	—	936.3	—	3,179.7	—	4,116.0
Purchases of fixed maturities available-for-sale	—	–1,663.5	—	–2,756.7	—	–4,420.2
Proceeds from sales of equity securities	—	279.6	—	703.5	—	983.1
Purchases of equity securities	—	–67.0	—	–470.5	—	–537.5
Net increase in short-term investments	—	—	—	–55.3	—	–55.3
Proceeds from sales of other assets	—	54.2	—	28.1	—	82.3
Purchase of other assets	—	–152.0	—	8.0	—	–144.0
Net increase in deposit assets	—	–73.3	—	–38.3	—	–111.6
Notes receivable	–46.7	–49.2	—	–135.9	231.8	—
Investment in subsidiaries	–355.1	–108.7	—	—	463.8	—
Net cash (used in) provided by investing activities	–401.8	–1,058.5	—	449.3	695.6	–315.4

Cash flows from financing activities
Capital contribution	—	402.9	—	108.7	–511.6	—
Issuance of notes payable	22.0	182.6	—	27.2	–231.8	—
Net purchases of common shares	–6.0	—	—	—	—	–6.0
Dividends to shareholders	–47.8	–47.8	—	—	47.8	–47.8
Proceeds from Rights Offering	428.4	—	—	—	—	428.4
Rights Offering issuance costs	–25.1	—	—	—	—	–25.1
Net decrease (increase) in deposit liabilities	—	29.7	—	–31.4	—	–1.7
Net cash provided by (used in) financing activities	371.5	567.4	—	104.5	–695.6	347.8
Effect of exchange rate changes on cash and cash equivalents	–10.4	15.4	—	4.0	—	9.0
Change in cash and cash equivalents	0.9	223.2	2.1	173.9	—	400.1
Cash and cash equivalents as of January 1	1.2	121.9	2.1	155.6	—	280.8
Cash and cash equivalents as of December 31	2.1	345.1	4.2	329.5	—	680.9

116 |

Converium Holding AG and Subsidiaries
Notes to the consolidated financial statements
25. Subsequent events
Scor ownership
On February 26, 2007, Converium’s Board of Directors publicly noted the announcement by SCOR, for a public tender offer of Converium shares at price of 0.5 SCOR share for each Converium share plus a cash payment of CHF 4 in order to purchase the remaining publicly owned share capital of Converium. Converium’s Board of Directors has rejected the unsolicited proposal.
As a general practice, contracts, including contracts of reinsurance, may include change in control provisions which may allow termination of a particular contract upon a change of control situation occurring, Such clauses are subject to the law and jurisdiction of the individual contract. If exercised, such a clause could have a material adverse impact on the Company’s financial condition. Material contracts which could potentially be impacted in a change of control situation include the aviation pool membership and shareholding in GAUM, the MDU business and Converium’s shareholding in MDUSL as well as the ZIC and ZIB Quota Share Retrocession Agreements (see Notes 7, 16 and 17). A certain number of employment contracts as well as certain of Converium’s compensation plans also have provisions governing this event.
“A–” rating up grade
Converium announced that Standard & Poor’s has raised the Company’s long-term financial strength rating to “A–” (“strong”) with a stable outlook. According to Standard & Poor’s the ratings decision reflects the Group’s strengthened management team and sound infrastructure, strong competitive position, and strong capitalization.

| 117

Converium Holding AG
Report of the statutory auditors
To the General Meeting of Converium Holding AG, Zug
As statutory auditors, we have audited the accounting records and the financial statements (statements of income, balance sheets and notes included on pages 119 to 124) of Converium Holding AG for the year ended December 31, 2006.
These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.
Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company›s articles of incorporation.
We recommend that the financial statements submitted to you be approved.
PricewaterhouseCoopers AG
M. Frei                                                            A. Hill
Auditor in charge
Zurich, April 5, 2007

118 |

Converium Holding AG
Principal activity and review of the year
Converium Holding AG is the holding company of the Converium Group with primary listings on the SWX Swiss Exchange and on the NYSE New York Stock Exchange.
Converium Holding AG was incorporated on June 19, 2001 with a share capital of CHF 100,000. In a series of transactions, Converium Holding AG was established as the holding company of the Converium Group, and its share capital was increased to CHF 400,000,000. The shares of Converium Holding AG were placed in an initial public offering in December 2001 and trading in Converium Holding AG shares started on the SWX-Swiss Exchange and NYSE-New York Stock Exchange on December 11, 2001.
In October 2004, Converium’s share capital was increased by CHF 533,416,225 by issuing 106,683,245 shares at CHF 5 each. The additional shares were issued and Converium’s corresponding capital increase (and reduction of the nominal value) was recorded in the Commercial Register of the Canton of Zug (Switzerland) on October 12, 2004. After the registration of the shares in the Commercial Register of the Canton of Zug, Converium’s issued outstanding share capital was CHF 733,447,310, divided into 146,689,462 shares with a nominal value of CHF 5.
Its principal activity is the holding of affiliates. In late 2004, Converium Holding AG founded Converium IP Management AG, Bermuda, a fully owned subsidiary, established to explore the Converium brand. In September 2005, Converium IP Management AG was re-domiciled from Bermuda to the Canton of Zug and on December 19, 2006 to Zurich. Subsequent to the third quarter of 2005, Converium Holding’s income will no longer include royalty fees.
The net loss of Converium Holding AG was CHF 61.6 million for the year ended December 31, 2006.

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Converium Holding AG
Statements of income

(CHF million) Year ended December 31	Notes	2006	2005

Income
Royalty fees	6	–1.7	11.6
Interest income	4	16.0	16.6
Realized gains on common stocks		—	5.3
Foreign exchange gains		41.0	17.5

Total income		55.3	51.0

Expenses
Other operating and administration expenses		–27.6	–36.1
Interest expense	5	–15.5	–13.9
Foreign exchange loss		–33.0	–48.7
Tax income (expense)		—	1.9

Total expenses		–76.1	–96.8

Extraordinary (loss) gain	7	–40.8	72.0
Net (loss) income		–61.6	26.2
The notes to the financial statements are an integral part of these financial statements.

120 |

Converium Holding AG
Balance sheets

(CHF million)
As of December 31	Notes	2006	2005

Assets
Invested assets
Common stock treasury shares		8.7	2.1
Investments in affiliates	3	2,060.8	2,060.8

Total invested assets		2,069.5	2,062.9

Current assets
Cash and cash equivalents		0.2	0.2
Other receivables		0.8	3.5
Other receivables from affiliates		9.6	17.9
Short-term loan to Converium AG		—	10.7
Accrued income		—	1.9
Accrued income from affiliates	4	—	17.3

Total current assets		10.6	51.5

Total assets		2,080.1	2,114.4

Liabilities and shareholders’ equity
Liabilities
Note payable to Converium Finance S.A., Luxembourg	5	182.8	197.7
Other payables		7.8
Other payables to affiliates		16.7	18.2
Short-term loan to Converium AG		35.5	—
Short-term loan to Converium IP Management AG, Zurich		5.0	—
Accrued expenses		47.1	37.0

Total liabilities		294.9	252.9

Shareholders’ equity
Common stock	9	733.4	733.4
Legal reserves
General reserves	9	1,093.2	1,099.8
Reserve for treasury shares	9	8.7	2.1
Retained earnings
Beginning of year		11.5	—
Net (loss) income	9	–61.6	26.2
Retained earnings, end of year		–50.1	26.2

Total shareholders’ equity		1,785.2	1,861.5

Total liabilities and shareholders’ equity		2,080.1	2,114.4

The notes to the financial statements are an integral part of these financial statements.

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Converium Holding AG
Notes to the financial statements
1. Basis of preparation
Converium Holding AG presents its financial statements in accordance with Swiss law. These financial statements are unconsolidated and the investments are carried at a value no higher than their cost.
2. Summary of significant accounting policies
(a) Foreign currency translation
Assets and liabilities in foreign currencies are translated at the end of period exchange rates, whereas statements of income are translated at average exchange rates for the period. The resulting exchange differences are recorded in the statements of income.
(b) Investments in affiliates
Investments in affiliates are equity interests, which are held on a long-term basis for the purpose of the holding company’s business activities. They are carried at a value no higher than their cost less adjustments for impairment, if any.
3. Investments in affiliates
Investments in affiliates consist mainly of a 100% interest in Converium AG and shareholdings in other Group Companies as follows:

			% of equity shares			Book value
			held		(CHF million)
Entity	Purpose	Share capital	2006	2005	2006	2005

Converium AG, Zurich, Switzerland	Reinsurance	CHF 400,000,000	100%	100%	1,977.2	1,977.2
Converium Finance (Bermuda) Ltd, Bermuda	Finance	USD 12,000	100%	100%	83.5	83.5
Converium IP Management AG, Zurich, Switzerland	Brand Management	CHF 100,000	100%	100%	0.1	0.1
Investments in affiliates					2,060.8	2,060.8
4. Accrued income from Converium Reinsurance (North America) Inc.
In 2001, the company issued to Converium Reinsurance (North America) Inc., an affiliate, a surplus contribution note with a principal of USD 150.0 million bearing interest of 8.75% per annum. During 2004, the note receivable was impaired according to Swiss Law and consequently a charge of CHF 179.3 million was recognized.
As part of the sale of the Company’s Northern American operations on December 13, 2006, the surplus note including both principal and accrued interest receivable was sold and assigned to National Indemnity Company, a Berkshire Hathaway company for a consideration of one US dollar.
5. Note payable to Converium Finance S.A., Luxembourg
The note payable to Converium Finance S.A., Luxembourg has a principal of USD 150.0 million with interest of 7.0% per annum. It was originally issued on October 1, 2001 and due on October 1, 2006. According to amendment no.1 the loan was extended and will be repaid on June 30, 2007. It was originally payable to Converium AG but during 2002 it was transferred by Converium AG to Converium Finance S.A., Luxembourg.

122 |

Converium Holding AG
Notes to the financial statements
6. Royality fees
On September 2, 2005, Converium Holding AG contributed the rights to commercially exploit the Converium brand to Converium Finance (Bermuda) Ltd, which in turn sold the rights to commercially exploit the Converium brand in exchange for a loan to Converium IP Management AG. In 2005, Converium Holding AG therefore received royalty fees from Converium AG for the first eight months and for the remaining four months Converium AG paid the royalty fees to Converium IP Management AG. The true up of the royalty fees for the year 2005 resulted in negative royalty fees in 2006.
7. Extraordinary (loss) gain
On January 2, 2005, Converium AG irrevocably waived CHF 72.0 million of the CHF 83.3 million selling price of the Converium brand rights to Converium Holding AG. Based on Swiss law accounting standards this income was recorded as an extraordinary gain in the books of Converium Holding AG.
The extraordinary loss in 2006 of CHF 40.8 million relates to the write-off of interest receivable on a USD 150.0 million surplus note due from Converium Reinsurance (North America) Inc., which is no longer a receivable following the sale of the North American operations by Converium AG to National Indemnity Company, a Berkshire Hathaway company:

	Year ended December 31
(CHF million)	2006	2005

Gain on waive of inter-company payable	—	72.0
Write-off of interest receivable on inter-company surplus note	–41.0	—
Release of provision against interest receivable on inter-company surplus note	10.1	—
Costs related to the sale of North American operations	–9.9	—

Extraordinary (loss) gain	–40.8	72.0
8. Guarantee
Converium Finance S.A., Luxembourg issued guaranteed subordinated notes due in 2032 of USD 200.0 million with interest of 8.25% payable quarterly in arrears. Converium Holding AG, jointly and severally along with Converium AG, irrevocably and unconditionally guarantee on a subordinated basis payments on these notes.

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9. Shareholders’ equity
(a) Changes in shareholders’ equity

				Reserve for		Total
(CHF million,	Number	Common	General	treasury	Retained	Shareholders’
except share information)	of shares	stock	reserves	shares	earnings[1]	equity

Balance as of January 1, 2005	146,689,462	733.4	2,610.6	9.6	–1,518.3	1,835.3
Allocation to general reserves	—	—	–1,518.3	—	1,518.3	—
Reserve for treasury shares	—	—	7.5	–7.5	—	—
Net income	—	—	—	—	26.2	26.2
Balance as of December 31, 2005	146,689,462	733.4	1,099.8	2.1	26.2	1,861.5
Dividend to shareholders	—	—	—	—	–14.7	–14.7
Reserve for treasury shares	—	—	–6.6	6.6	—	—
Net loss	—	—	—	—	–61.6	–61.6
Balance as of December 31, 2006	146,689,462	733.4	1,093.2	8.7	–50.1	1,785.2

1 Before appropriation of available earnings
(b) Ordinary share capital
As of December 31, 2006, Converium Holding AG had an ordinary share capital of CHF 733,447,310 divided into 146,689,462 fully paid-up registered shares with a nominal value of CHF 5 each.
(c) Contingent share capital for option rights and/or conversion rights
Pursuant to Article 3a of Converium’s Articles of Incorporation, Converium’s share capital can be increased by the issuance of a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000 through the exercise of option or conversion rights which will be granted on a stand-alone basis or in connection with bond issuances or other debt financing by Converium or one of its subsidiaries. The subscription right of the shareholders with respect to these shares is excluded. Option and/or conversion rights shall be exercisable for the maximum period of ten years. In 2005 and 2006, no registered shares were issued from the contingent share capital.
(d) Authorized share capital
Pursuant to Article 3b of the Articles of Incorporation, the Board of Directors is authorized, on or before April 11, 2008, to increase the share capital by the issue of up to a maximum of 4,000,000 fully paid-up registered shares of CHF 5 nominal value each, amounting to a maximum of CHF 20,000,000. The subscription rights of the shareholders may be excluded by the Board of Directors if the new shares are used for a take-over of a business, parts of a business, or participations, or for the financing of such transactions, or for the enlargement of the shareholder base in connection with the listing of shares on a stock exchange. In 2005 and 2006, no registered shares were issued from the authorized share capital.

124  |
Converium Holding AG
Notes to the financial statements
(e) Reserve for treasury shares
The table below shows the movements in treasury shares of Converium Holding AG held by Converium.

	2006		2005
		Purchase/sales		Purchase/sales
	Number of	value	Number of	value
	shares	(CHF million)	shares	(CHF million)

Reserve for treasury shares
Balance as of January 1	216,231	2.1	416,576	9.6
Purchases	1,340,000	20.3	200,000	2.0
Sales	1,021,328	13.7	400,345	9.5
Balance as of December 31	534,903	8.7	216,231	2.1

Average purchase price	CHF 15.17		CHF 9.83
Average selling price	CHF 13.42		CHF 23.71
10. Shareholders
As of December 31, 2006, 6,267 shareholders holding 69.6 million shares were registered in the share register of Converium Holding AG. 5,741 of these shareholders were private individuals holding 7.31% of the total numbers of outstanding shares, 168 were foundations and pension funds holding 4.60% and 358 were other legal entities holding 35.51% of the total number of outstanding shares.
Converium Holding AG had the following significant share holdings as of December 31, 2006:
•	Zurich Cantonal Bank, Zurich, Switzerland: 6.92%
•	Nortrust Nominees Ltd., London, United Kingdom: 6.10%
•	Patinex AG, Wilen, Switzerland: 5.79%
•	Chase Nominees Ltd., London, United Kingdom: 5.24%
•	Dodge & Cox, San Francisco, United States: 5.04%
•	Odey Asset Management LLP, London, United Kingdom: 4.96%

|  125
Converium Holding AG
Proposed appropriation of available earnings
The Board of Directors proposes to the Annual General Meeting to allocate available earnings as follows:

	2006	2005
(CHF)	(Proposed)

Retained earnings brought forward from the previous year	11,522,731	—
Net (loss) income for the financial year	–61,639,316	26,191,677
Allocation from general reserve	80,000,000	—
Available earnings	29,883,415	26,191,677
Dividend (CHF 0.20 per registered share)	–29,337,892	–14,668,946
Retained earnings carried forward	545,523	11,522,731
The Board of Directors proposes to the Annual General Meeting an appropriation of the available earnings in accordance with the above table.
In addition to the dividend payment the Board of Directors proposes that CHF 2.50 be remitted to the shareholders by way of a reduction of the ordinary share capital from CHF 733,447,310 to CHF 366,723,655 by reducing the par value of registered shares from CHF 5 to CHF 2.50.
April 5, 2007
On behalf of the Board of Directors of Converium Holding AG

Chairman	Vice Chairman

Markus Dennler	Rudolf Kellenberger

|  127
Addresses of offices
Europe
Zug
Converium Holding AG
Dammstrasse 19
6301 Zug
Switzerland
Phone +41 44 639 9335
Fax     +41 44 639 9334
Zurich
Converium AG
General Guisan-Quai 26
P. O. Box
8022 Zurich
Switzerland
Phone +41 44 639 9393
Fax     +41 44 639 9090
Cologne
Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone +49 221 539 0
Fax     +49 221 539 2022
Milan
Converium Rückversicherung (Deutschland) AG
Branch Office Italy
Viale Majno 15
20122 Milan
Italy
Phone +39 02 7640 9720
Fax     +39 02 7631 8278
Paris
Converium Rückversicherung (Deutschland) AG
Branch Office France
18, Avenue Franklin Roosevelt
75008 Paris
France
Phone +33 1 5856 6600
Fax     +33 1 5856 6606
Guernsey
Converium PCC Limited
c /o JLT Risk Solutions (Guernsey) Ltd
Mill Court
La Charroterie
St Peter Port
Guernsey
GY1 4ET
United Kingdom
Phone +44 14 8173 7120
Fax     +44 14 8173 7129
London
Converium Insurance (UK) Ltd
Converium London Management Ltd
Converium Underwriting Ltd
Converium Holding (UK) Ltd
Level 12
71 Fenchurch Street
London EC3M 4BS
United Kingdom
Phone +44 207 553 8100
Fax     +44 207 553 8120

128  |
Latin America
Buenos Aires
Converium Representaciones S.A.
Avenida del Libertador 498 5°
C1001ABR, Buenos Aires, Argentina
Phone +54 11 5032 5400
Fax     +54 11 5032 5410
São Paulo
Converium Serviços Técnicos Ltda.
R. Luigi Galvani 70, Suite 121
04575-020 São Paulo — SP
Brazil
Phone +55 11 5506 4166
Fax     +55 11 5505 6838
North America
Bermuda
Converium Ltd
Bermuda Branch Office
c/o JLT Risk Solutions Management (Bermuda) Ltd
4th Floor
Crawford House
50 Cedar Avenue
Hamilton, HM 11
Bermuda
Phone +1 441 295 4699
Fax     +1 441 232 5798
Asia Pacific
Kuala Lumpur
Converium Ltd
Reinsurance Representative Office
Marketing Office, Suite 47.02, Level 47
Letter Box No.110, Menara AmBank
No 8, Jalan Yap Kwan Seng
50450 Kuala Lumpur
Malaysia
Phone +60 3 2070 3933
Fax     +60 3 2070 3808
Labuan
Converium Ltd
Regional Reinsurance Branch Office
Suite 3-02, 3rd Floor, Lucas Kong Building
No U0185, Jalan Merdeka
87020 Labuan F.T.
Malaysia
Phone +60 87 422 004
Fax     +60 87 422 005
Singapore
Converium Ltd
Regional Reinsurance Branch Office
6 Temasek Boulevard #43-01
Suntec Tower Four
Singapore 038986
Phone +65 6333 8887
Fax     +65 6333 8885
Sydney
Converium Ltd
Australian Branch
Level 21, Australia Square
264 George Street, GPO Box 3973
Sydney NSW 2001
Australia
Phone +61 2 9274 3000
Fax     +61 2 9274 3033
Tokyo
Converium Ltd
Reinsurance Representative Office
Marunouchi Mitsui Building 10F
2-2, Marunouchi 2-Chome
Chiyoda-ku
Tokyo 100-0005
Japan
Phone +81 3 3201 3811
Fax     +81 3 3201 3820

|  129
Glossary
Accident and Health: All types of covers that provide benefits related to an accident or to medical treatments. Accident covers provide indemnification for damages caused by an accident such as accidental death and dismemberment, disability, medical expenses and the accumulation of accident-related benefits. Medical benefits may cover hospitalization expenses and outpatient expenses caused by any reason, dental treatments or medical expenses arising while traveling abroad. Also certain types of short-term income replacements such as hospital cash benefits are considered as health business.
Agribusiness: Agribusiness (re)insurance provides comprehensive coverage against crop yield shortfalls from natural perils in the form of Multi Peril Crop Insurance (MPCI) and Named Peril Covers for specialist crops. Other main products include insurance solutions for livestock portfolios, timber plantations, aquaculture risks, algae blooms and diseases and comprehensive coverage for greenhouse portfolios including crop content. Converium also develops innovative risk solutions for target markets and has recently introduced MPCI to the Brazilian and Italian market through its global experience in all major lines of agribusiness.
Annuity: A contract that pays a periodic income benefit for the life of a person (the annuitant) or for a specified number of years, or a combination of the two, in return for a single premium payment. Immediate annuities provide income from the date the policy is taken out and deferred annuities provide income at a future specified date.
Aviation & Space: Aviation insurance covers property and liability risks related to aircraft, airlines, aviation product manufacturers, airports, and related businesses. Space insurance covers losses during the pre-launch, launch, and in-orbit phases of satellites.
Branch Office: A branch office is part of the legal entity under which it operates and has its own organization and administration. It underwrites business for its assigned territory, has its own balance sheet and is subject to local regulations. Converium Ltd has branch offices in Singapore, Labuan, Bermuda and Australia. Converium Rückversicherung (Deutschland) AG has branch offices in Paris and Milan.
Cede, Ceding Insurer, Cession: When an insurer reinsures its risk with another insurer (“cession”), it “cedes” business and is referred to as the “ceding insurer.”
Combined Ratio: The sum of the loss ratio and the expense ratio for a non-life insurance or a reinsurance company. A combined ratio below 100 generally indicates profitable underwriting. A combined ratio over 100 indicates unprofitable underwriting. An insurance company with a combined ratio over 100 may be profitable to the extent that net investment results exceed underwriting losses.
Credit & Surety: Credit insurance, the insurance of commercial receivables, covers financial losses to insureds arising from debts which are uncollectible due to their customers’ insolvency. Surety insurance provides a guarantee to a third party, the beneficiary, that the principal — a construction company, for example — will fulfill an obligation to the beneficiary, who receives an indemnification if the principal fails to fulfill the obligation.
Cycle Management: Cycle Management is a process of dynamic and proactive assessment of the industry underwriting cycles, and our deployment of appropriate strategies to maximize Converium’s positioning and profitability throughout the cycles.
Engineering: Insurance covering building projects and the insurance of machinery in operation in industrial facilities.
Expense Ratio: The ratio of non-life insurance or reinsurance operating expenses (i.e. acquisition costs and profit participation net of reinsurance commissions) to net premiums earned plus administration expenses to net premiums written.
Facultative Reinsurance: The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.
General Third Party Liability / Casualty: General liability business covers the (re)insurance of risks arising from commercial, product, business and personal liability.
Global Business Segments: Converium’s structure comprises three global business segments, based upon which Converium pursues its financial reporting and manages its business. The three global business segments are the following: Standard Property & Casualty Reinsurance, Specialty Lines, and Life & Health Reinsurance.
Gross Premiums Written: Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for contracts with an insignificant amount of mortality or morbidity risk) during a specific period, without deduction for premiums ceded.

130  |
Incurred But Not Reported (IBNR) Reserves: Reserves for estimated losses and loss adjustment expenses which have been incurred but not reported to the insurer or reinsurer, including future development of claims which have been reported to the insurer or reinsurer but where the established reserves may ultimately prove to be inadequate.
Liability: Liability insurance includes many classes of cover which provide indemnification for monetary amounts that an insured becomes legally obliged to pay to a third party.
Life and Disability: This includes all traditional and universal life covers, annuities, long-term care benefits, critical illness covers as well as all insurance types covering disability (long-term, short-term, permanent total, permanent partial, any/own occupation, etc.) caused by illness or accident.
Life & Health Reinsurance: Life & Health Reinsurance is one of the three global business segments Converium is based upon. This segment includes the following lines of business: Life and Disability, and Accident and Health.
Loss: An insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.
Loss Adjustment Expenses (LAE): The expenses of investigating and settling claims, including certain legal and other fees, and the expenses of administering the claims adjustment process.
Loss Ratio: Ratio of non-life insurance or reinsurance company’s net incurred losses and loss adjustment expenses to net premiums earned.
Loss Reserves: Reserves established by an insurer or reinsurer and recorded on its balance sheet to reflect the estimated cost of future payments for claims for which the insurer or reinsurer ultimately will be required to indemnify insureds or reinsureds in the future. Reserves are held in respect of losses occurred on or prior to the balance sheet date on insurance or reinsurance written and earned. Loss reserves are generally composed of individual case reserves for reported claims and IBNR reserves.
Marine & Energy: Marine insurance includes physical damage insurance for ships, shipping, oil rigs and related activities, cargo (while being transported by land, sea or air) and related liabilities.
Motor: Motor insurance covers claims for bodily injury and property damage arising from automobile accidents.
Net Premiums Written: Gross premiums less premiums ceded for reinsurance.
Non-Proportional Reinsurance: Reinsurance under which the reinsurer’s participation in a claim depends on the size of the claim. Also known as ”excess reinsurance”.
Personal Accident: All types of benefits insured on a stand-alone basis that provide indemnification related to an accident. The covered risks include accidental death and dismemberment, disability due to an accident (short-term, permanent total, permanent partial), medical expenses caused by an accident and the accumulation of accident-related benefits.
Premiums Earned: That portion of gross premiums written in current and past periods applying to the expired portion of the policy period.
Professional Liability and other Special Liability: Insurance to protect the insured against the consequences of its liability to pay damages in respect of a breach of professional duty in the practicing of its profession.
Property: Property insurance covers the physical assets of an insured against fire, extended coverages or all risks and consequential business interruption arising therefrom.
Proportional Reinsurance: Arrangement whereby the insurer cedes to the reinsurer an agreed fixed percentage of premiums, claims and other liabilities for each policy covered on a pro rata basis.
Reinsurance: The practice whereby one insurer, called the reinsurer, in consideration for premiums received, agrees to indemnify the ceding insurer for all or a portion of the risk under a policy or policies of insurance issued by the ceding insurer. The legal rights of the insured generally are not affected by the reinsurance transaction, and the insurance enterprise issuing the insurance contract remains liable to the insured for payment of policy benefits.
Representative Office: Representative offices provide Converium’s business segments with local bases for marketing, liaison and client service. They are restricted in their activities and may not underwrite reinsurance business. Converium has representative offices in Argentina, Brazil and Japan.

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Reserves: Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments, benefits payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in accordance with the insurance or reinsurance it has written.
Retention: The amount or portion of risk which a ceding insurer retains for its own account. Losses and loss expenses paid by the ceding insurer in excess of the retention level are then reimbursed to the insurer by the reinsurer. In proportional insurance, the retention may be a percentage of the original policy’s limit. In non-proportional insurance, the retention is an amount of loss, a loss ratio or a percentage.
Retrocessional Reinsurance: An arrangement under which a reinsurer cedes to another reinsurer (the “retrocessionaire”) all or a portion of the insurance risks reinsured by the first reinsurer. Retrocessional reinsurance generally does not legally discharge the ceding reinsurer from its liability to the original ceding company.
Specialty Lines: Specialty Lines is one of the three global business segments Converium is based upon. This segment includes the following lines of business: Agribusiness, Aviation & Space, Credit & Surety, Engineering, Marine & Energy, Professional Liability and other Special Liability, Excess and Surplus Lines, and Workers’ Compensation.
Standard Property & Casualty Reinsurance: Standard Property & Casualty Reinsurance is one of the three global business segments Converium is based upon. This segment includes the following lines of business: General Third Party Liability / Casualty, Motor, Property, and Personal Accident (assumed from non-life insurers).
Survival Ratio: An industry measure of the number of years it would take a company to exhaust its asbestos and environmental reserves for losses and loss expenses based on that company’s current level of asbestos and environmental claims payments. The ratio is derived by dividing the current ending losses and loss expense reserves by the average annual payments for the prior three years. The ratio is computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year.
Tail: The period of time that elapses between the incurrence and settlement of losses under a policy. A “short-tail” insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under a “long-tail” insurance product are sometimes not known and settled for many years.
Term Life Insurance: Life insurance protection for a limited period which expires without maturity value if the insured survives the period specified in the policy.
Treaty Reinsurance: A type of reinsurance whereby the ceding company automatically cedes and the reinsurer automatically assumes a predetermined portion or category of specified risks underwritten by the ceding company.
Underwriting: The process whereby an insurer or reinsurer reviews applications submitted for insurance or reinsurance coverage and determines whether it will provide all or part of the coverage being requested for an agreed premium.
Underwriting Results: The pre-tax profit or loss experienced by a non-life insurance company or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income.
Universal Life Insurance: A life insurance product under which premiums are generally flexible, the level of death benefits may be adjusted and expenses and other charges are specifically disclosed to the policyholder and deducted from their account balance.
Whole Life Insurance: A permanent life insurance product offering guaranteed death benefits and guaranteed cash values.
Workers’ Compensation: Workers’ compensation insurance provides payments required by law to be made to an employee who is injured or disabled in connection with work, including payments for both medical treatment and lost wages.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
CONVERIUM HOLDING AG

By:	/s/ Inga Beale

	Name:	Inga Beale
	Title:	Chief Executive Officer, Converium Holding AG

By:	/s/ Paolo De Martin

	Name:	Paolo De Martin
	Title:	Chief Financial Officer, Converium Holding AG
Date:   April 11, 2007